As filed with the Securities and Exchange Commission on August 22, 2006.

Registration No. 333-136041

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST COMMUNITY BANCORP

(Exact name of Registrant as specified in its charter)

California	6712	33-0885320
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

6110 El Tordo

PO Box 2388

Rancho Santa Fe, California 92067

(858) 756-3023

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jared M. Wolff, Esq.

Executive Vice President, General Counsel and Secretary

120 Wilshire Boulevard

Santa Monica, California 90401

(310) 458-1521

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Patrick S. Brown, Esq.	John Stuart, Esq.
Sullivan & Cromwell LLP	Reitner, Stuart & Moore
1888 Century Park East	1319 Marsh Street
Los Angeles, California 90067	San Luis Obispo, CA 93401
(310) 712-6600	(805) 545-8590

Approximate date of commencement of the proposed sale of the securities to the public:    As soon as practicable after the effective date of this Registration Statement and upon consummation of the transactions described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may change. First Community Bancorp may not issue the securities being offered by use of this document until the registration statement filed with the Securities and Exchange Commission, of which this document is a part, is effective. This document is not an offer to sell these securities, nor is it soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED AUGUST 22, 2006

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

The boards of directors of First Community Bancorp and Community Bancorp Inc. have both unanimously approved a merger agreement between First Community and Community Bancorp pursuant to which Community Bancorp will be merged with and into First Community.

If the merger is completed, Community Bancorp stockholders will receive 0.735 of a share of First Community common stock for each of their shares of Community Bancorp common stock, subject to certain adjustments described in this document. The exchange ratio may be adjusted based on whether the average closing price of First Community common stock remains within a 15% collar as measured during a measurement period prior to the closing of the transaction. If such average price is outside the collar, and if the change in such price is disproportionate to an agreed upon banking index, the merger agreement may be terminated, in the case of a significant increase, by First Community unless the exchange ratio is adjusted by Community Bancorp, and may be terminated, in the case of a significant decline, by Community Bancorp unless the exchange ratio is adjusted by First Community. You should read the section entitled “The Merger—Merger Consideration,” starting on page 35 of this joint proxy statement-prospectus.

We are asking the Community Bancorp stockholders to adopt the merger agreement. We are asking First Community shareholders to approve a proposal to amend the bylaws of First Community to provide that the number of directors on the First Community board will range from seven to fifteen with the exact number at any time to be determined by resolution of the board of directors. This amendment to the bylaws will, among other things, allow First Community to fulfill its obligation under the merger agreement to appoint two members of the Community Bancorp board of directors to the First Community board of directors at completion of the merger. First Community’s shareholders are not being asked to vote on the merger itself. Each company’s board of directors unanimously recommends that the holders of its common stock vote “FOR” the applicable proposal.

First Community common stock is listed on the Nasdaq National Market under the symbol “FCBP.” Community Bancorp common stock is listed on the Nasdaq National Market under the symbol “CMBC.” On August 21, 2006, First Community common stock closed at $54.16 per share and Community Bancorp common stock closed at $39.26 per share.

First Community and Community Bancorp have scheduled meetings to vote on these matters. The date, time and place of the meetings are:

FOR FIRST COMMUNITY SHAREHOLDERS	FOR COMMUNITY BANCORP STOCKHOLDERS
September 27, 2006 – 11:30 a.m.	September 27, 2006 – 10:00 a.m.
The Jonathan Club – Sunrise Room	Rancho Bernardo Inn, Granada Room
850 Palisades Beach Road	17550 Bernardo Oaks Drive
Santa Monica, California 90403	San Diego, California 92128

Only holders of record as of August 16, 2006 are entitled to attend and vote at the applicable meeting. This document describes the meetings, the proposed merger and other related matters of First Community and Community Bancorp. Please read this entire document carefully, including the section discussing “ Risk Factors” beginning on page 20. The joint proxy statement-prospectus incorporates important business and financial information and risk factors about the companies that is not included in or delivered with this document. See “ Where You Can Find More Information” on page 96.

Your vote is important. Whether or not you plan to attend your company’s meeting, please take the time to vote by completing and mailing the enclosed proxy card, or, if you are a Community Bancorp stockholder, by voting via the Internet or telephone according to the instructions on the proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” the merger proposal if you are a Community Bancorp stockholder and the proposal to amend the bylaws if you are a First Community shareholder. Whether or not you plan to attend your company’s meeting, please vote as soon as possible to make sure that your shares are represented at the meeting. Voting by proxy will not prevent you from voting in person if you choose to attend your company’s meeting. However, if you do not vote, it will have the same effect as a vote against the merger proposal if you are a Community Bancorp stockholder and against the proposal to amend the bylaws if you are a First Community shareholder.

Matthew P. Wagner President and Chief Executive Officer First Community Bancorp	Michael J. Perdue President and Chief Executive Officer Community Bancorp Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares to be issued under this joint proxy statement-prospectus or passed upon the adequacy or accuracy of this joint proxy statement-prospectus. Any representation to the contrary is a criminal offense.

The securities offered through this document are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

This joint proxy statement-prospectus is dated                     , 2006

and was first mailed on or about                     , 2006.

6110 El Tordo

PO Box 2388

Rancho Santa Fe, California 92067

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD SEPTEMBER 27, 2006

TO FIRST COMMUNITY SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that First Community Bancorp will hold a special meeting of its shareholders on September 27, 2006 at 11:30 a.m., local time, at The Jonathan Club – Sunrise Room, 850 Palisades Beach Road, Santa Monica, CA 90403, for the following purposes:

1.	Amendment to the Company Bylaws. To consider and vote on a proposal to amend First Community’s bylaws to provide that the number of directors on the First Community board will range from seven to fifteen with the exact number at any time to be determined by resolution of the board of directors.

2.	Adjournments. To consider and vote on a proposal to approve, if necessary, adjournment or postponement of the special meeting to solicit additional proxies.

We more fully describe the bylaw amendment and the merger in the attached joint proxy statement-prospectus, which you should read carefully and in its entirety before voting. A copy of the merger agreement is included as Appendix A to the accompanying joint proxy statement-prospectus.

The board of directors has fixed the close of business on August 16, 2006 as the record date for determining which shareholders have the right to receive notice of and to vote at the special meeting or any adjournments or postponements thereof.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL TO AMEND FIRST COMMUNITY’S BYLAWS AS DESCRIBED ABOVE, WHICH IS DESCRIBED IN DETAIL IN THE ACCOMPANYING JOINT PROXY STATEMENT-PROSPECTUS.

Whether or not you plan to attend the meeting, please mark, sign, date and return the enclosed proxy card in the enclosed envelope so that as many shares as possible may be represented at the meeting. Your vote is important and we appreciate your cooperation in returning promptly your executed proxy card. Your proxy is revocable and will not affect your right to vote in person at the special meeting.

If you plan to attend, please note that admission to the special meeting will be on a first-come, first-served basis. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Shareholders holding stock in brokerage accounts (“street name” holders) will need to bring a copy of a brokerage account statement reflecting stock ownership as of the record date. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Jared M. Wolff, Corporate Secretary

Rancho Santa Fe, California

                    , 2006

900 Canterbury Place, Suite 300

Escondido, California 92025

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD SEPTEMBER 27, 2006

TO COMMUNITY BANCORP STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that Community Bancorp Inc. will hold a special meeting of its stockholders on September 27, 2006 at 10:00 a.m., local time, at the Rancho Bernardo Inn, Granada Room, 17550 Bernardo Oaks Drive, San Diego, California, for the following purposes:

1.	Approval of Merger. To consider and vote on a proposal to adopt the Agreement and Plan of Merger by and between First Community Bancorp and Community Bancorp Inc., dated as of May 15, 2006.

2.	Adjournments. To consider and vote on a proposal to approve, if necessary, adjournment or postponement of the special meeting to solicit additional proxies.

We more fully describe the merger proposal and the merger in the attached joint proxy statement-prospectus, which you should read carefully and in its entirety before voting. A copy of the merger agreement is included as Appendix A to the accompanying joint proxy statement-prospectus.

The board of directors has fixed the close of business on August 16, 2006 as the record date for determining which stockholders have the right to receive notice of and to vote at the special meeting or any adjournments or postponements thereof.

YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF COMMUNITY BANCORP AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” ADOPTION OF THE PROPOSED MERGER AGREEMENT.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU SHOULD MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE OR VOTE BY TELEPHONE OR THE INTERNET. Returning the enclosed proxy or voting by telephone or over the Internet will assure that your vote will be counted and it will not prevent you from voting in person if you choose to attend the special meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Richard M. Sanborn, Corporate Secretary

Escondido, California

                    , 2006

Sources of Additional Information

This document incorporates important business and financial information about First Community and Community Bancorp from documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents related to First Community and Community Bancorp that are incorporated by reference in this document, without charge, through the website of the Securities and Exchange Commission, or SEC, at http://www.sec.gov or by requesting them in writing or by telephone from the appropriate company.

First Community Bancorp	Community Bancorp Inc.
Attn: Investor Relations	Attn: Investor Relations
275 N. Brea Blvd.	900 Canterbury Place, Suite 300
Brea, California 92821	Escondido, California 92025
www.firstcommunitybancorp.com	www.mycnbonline.com
Phone: (714) 671-6800	Phone: (760) 432-1100

(All website addresses given in this document are for information only and are not intended to be an active link or to incorporate any website information into this document.)

Please note that copies of the documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this document.

In order to receive timely delivery of requested documents in advance of your meeting, you should make your request no later than September 20, 2006.

All information contained in this joint proxy statement-prospectus with respect to Community Bancorp has been supplied by Community Bancorp. All information contained in this joint proxy statement-prospectus with respect to First Community has been supplied by First Community.

You should rely only on the information provided or incorporated by reference in this joint proxy statement-prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this joint proxy statement-prospectus is accurate as of any date other than the date on the front of the document.

See “Where You Can Find More Information” beginning on page 96.

i

QUESTIONS AND ANSWERS

Q:	What am I being asked to vote on?

A:	If you are a Community Bancorp stockholder, you are being asked to vote on the adoption of the Agreement and Plan of Merger, dated as of May 15, 2006, between First Community and Community Bancorp. In addition, you are being asked to vote on a proposal to approve, if necessary, adjournment or postponement of the special meeting to solicit additional proxies in favor of the merger proposal.

If you are a First Community shareholder, you are being asked to vote to approve an amendment to First Community’s bylaws to provide that the number of directors on the First Community board will range from seven to fifteen with the exact number at any time to be determined by resolution of the board of directors. Currently, the bylaws provide that the First Community board will range from seven to twelve directors, and there are eleven members of the board. The amendment to the bylaws will, among other things, allow First Community to fulfill its obligation under the merger agreement to appoint two members of the Community Bancorp board of directors to the First Community board of directors at completion of the merger. In addition, you are being asked to vote on a proposal to approve, if necessary, adjournment or postponement of the special meeting to solicit additional proxies in favor of the proposal to amend the bylaws. First Community shareholders are not being asked to vote on the merger itself.

Q:	What do I need to do now?

A:	In order to ensure that your shares are represented and voted at the First Community special meeting or the Community Bancorp special meeting:

•	Carefully read this joint proxy statement-prospectus;

•	If you are a First Community shareholder, just indicate on your proxy card how you want your shares to be voted, then sign, date and mail the proxy card in the enclosed prepaid return envelope marked “Proxy,” as soon as possible; or

•	If you are a Community Bancorp stockholder, just indicate on your proxy card how you want your shares voted and then sign, date and mail the proxy card in the enclosed prepaid return envelope marked “Proxy” or vote your shares by telephone or via the Internet, in accordance with the instructions set forth on your proxy card, as soon as possible.

Q:	Who is entitled to vote?

A:	Community Bancorp stockholders of record at the close of business on August 16, 2006, or the record date, are entitled to receive notice of and to vote on matters that come before the Community Bancorp special meeting and any adjournments or postponements of the Community Bancorp special meeting. First Community shareholders of record at the close of business on the record date are entitled to receive notice of and to vote on matters that come before the First Community special meeting and any adjournments and postponements of the First Community special meeting.

Q:	What shareholder approvals are needed?

A:	The affirmative vote of the holders of a majority of the outstanding shares of Community Bancorp common stock entitled to vote at the special meeting is required to adopt the merger agreement. As of the record date, the directors and officers of Community Bancorp beneficially owned, in the aggregate, approximately 14.1% of the outstanding shares of Community Bancorp common stock (which does not include shares issuable upon the exercise of stock options that were not outstanding as of the record date). They have agreed to vote these shares in favor of the merger proposal.

In addition, an amendment to the First Community bylaws to provide for a range of directorships from seven to fifteen with the exact number at any time to be determined by board resolution must be approved by the holders of a majority of the outstanding shares of First Community common stock entitled to vote at the First Community special meeting. No vote of First Community shareholders on the merger itself is required. However, it is a condition to the parties’ obligations under the merger agreement that First Community shareholders approve the proposal to amend the bylaws. Accordingly, we cannot complete the merger unless the bylaw amendment is approved or the parties agree to waive that condition. As of the record date, the directors of First Community beneficially owned, in the aggregate, approximately 9.6% of the outstanding shares of First Community common stock (which does not include shares issuable upon the exercise of stock options or shares held under First Community’s Deferred Compensation Plan which the directors and officers were not entitled to vote as of the record date). They have agreed to vote these shares in favor of the proposal to amend the First Community bylaws.

Q:	How many votes do I have?

A:	Each holder is entitled to one vote for each share recorded in the holder’s name on the books of First Community or Community Bancorp, as applicable, as of the record date on any matter submitted for a vote at the special meetings or any adjournments or postponements thereof.

Q:	How will voting on any other business be conducted at the First Community or Community Bancorp special meetings?

A:	First Community does not know of any business to be considered at the special meeting other than that described above. If any other business not included in this document is properly presented at the special meeting, any of the persons named on the proxy card as your designated proxies may vote on such matter in their discretion.

Community Bancorp does not know of any business to be considered at the special meeting other than that described above. If any other business not included in this document is properly presented at the special meeting, the persons named on the proxy card as your designated proxies may vote on such matter in their discretion.

Q:	Why is my vote important?

A:	If you do not return your proxy card at or prior to the appropriate meeting (or, if you are a Community Bancorp stockholder, you also do not vote by telephone or via the Internet), it will be more difficult for First Community and Community Bancorp to obtain the necessary quorum to hold their meetings. In addition, if you are a Community Bancorp stockholder and you fail to vote, it will have the same effect as a vote against the merger proposal and, if you are a First Community shareholder and you fail to vote, it will have the same effect as a vote against the proposal to amend its bylaws.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:	Yes. If you have not voted through your broker, there are three ways for you to revoke your proxy and change your vote. First, you may send a written notice to the corporate secretary of your company stating that you would like to revoke your proxy, which notice must be received prior to the meeting date. Second, you may complete and submit a new proxy card, but it must bear a later date than the original proxy or, if you are a Community Bancorp stockholder, you may vote by telephone or via the Internet on a date subsequent to your prior vote. Third, you may vote in person at your company’s meeting. If you have instructed a broker to vote your shares, you must follow the directions you receive from your broker to change your vote. Your last vote will be the vote that is counted.

In the event you choose to revoke or amend prior instructions, we recommend that you revoke or amend them in the same way you initially gave them—that is, by telephone, internet or in writing. This will help to ensure that your shares are voted the way you have finally determined you wish them to be voted.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:

Without instructions from you, your broker cannot vote your shares on the merger proposal and the proposal to amend First Community’s bylaws. If your shares are held in street name, you should instruct your broker as to how to vote your shares, following the instructions contained in the voting instructions card that your broker provides to you. Without instructions, your shares will not be voted, which will have the same effect as if you voted against the merger proposal and the proposal to amend First Community’s bylaws.

Q:	If I hold shares of either company pursuant to either the First Community 401(k) Plan or the Community National Bank 401(k) Plan, will I be able to vote?

A:	Yes. You should instruct the 401(k) plan trustee how to vote the shares allocated to your plan account, following the instructions contained in the voting instructions card that the plan administrator provides to you.

Q:	What if I don’t vote?

A:	If you fail to respond or if you respond and vote “abstain”, it will have the same effect as a vote against the merger proposal, if you are a Community Bancorp stockholder, and the proposal to amend the bylaws, if you are a First Community shareholder. If you respond and do not indicate how you want to vote, your proxy will be counted as a vote in favor of your meeting’s proposals.

Q:	I own shares of both First Community and Community Bancorp common stock. Should I only vote once?

A:	No. If you own shares of both companies, you will receive separate proxy cards for each meeting. It is important that you vote at both meetings, so please complete, sign, date and return your First Community proxy card as instructed and complete, sign, date and return your Community Bancorp proxy card as instructed, or vote by telephone or via the Internet.

Q:	What risks should I consider before I vote on the merger proposal?

A:	We encourage you to read carefully the detailed information about the merger contained in this joint proxy statement-prospectus, including the section entitled “Risk Factors” beginning on page 20 and other factors that are discussed in documents that the parties have filed with the Securities and Exchange Commission and which are incorporated by reference in this joint proxy statement-prospectus.

Q:	Do I have appraisal or dissenters’ rights if I object to the merger?

A:	No. As a holder of Community Bancorp common stock, you are not entitled to appraisal rights under the Delaware General Corporation Law in connection with the merger. Furthermore, holders of First Community common stock are not entitled to dissenters’ rights under California General Corporation Law in connection with the merger.

Q:	Should I send in my stock certificates now?

A:	No. After the merger is completed, we will send Community Bancorp stockholders written instructions for exchanging their stock certificates for First Community stock certificates. First Community shareholders will keep their existing stock certificates.

Q:	Whom should I contact with questions about the meetings or the merger?

A:	First Community shareholders may contact:

First Community Bancorp

120 Wilshire Blvd.

Santa Monica, CA 90401

Attn: Corporate Secretary

(310) 458-1521

Community Bancorp stockholders may contact:

Community Bancorp Inc.

900 Canterbury Place, Suite 300

Escondido, CA 92025

Attn: Corporate Secretary

(760) 432-1100

SUMMARY

This section briefly summarizes selected information in this joint proxy statement-prospectus and does not contain all of the information that may be important to you. You should carefully read this entire document and the other documents which are incorporated herein. See “Where You Can Find More Information” beginning on page 96. Unless we have stated otherwise, all references in this document to First Community are to First Community Bancorp; all references to Community Bancorp are to Community Bancorp Inc.; all references to the merger agreement or plan of merger are to the Agreement and Plan of Merger by and between First Community and Community Bancorp, dated as of May 15, 2006, a copy of which is attached as Appendix A to this document; all references to the merger are to the merger between First Community and Community Bancorp; and all references to the bank merger are to the merger between First National Bank and Community National Bank. Each item in this summary contains a page reference directing you to a more complete description of that item. References to “we,” “our” and “us” in this summary mean First Community and Community Bancorp together.

The Companies (Pages 69,71)

First Community Bancorp

6110 El Tordo

PO Box 2388

Rancho Santa Fe, California 92067

(858) 756-3023

First Community’s principal business is to serve as a holding company for its banking subsidiaries, Pacific Western National Bank and First National Bank. Through its banks’ 57 full-service community banking branches, First Community provides commercial banking services, including real estate, construction and commercial loans, to small and medium-sized businesses. Pacific Western is a federally chartered commercial bank that serves the commercial, industrial, professional, real estate and private banking markets though a network of 42 branches throughout Los Angeles, Orange, Riverside and San Bernardino Counties and 1 branch in San Francisco, California. First National Bank is a federally chartered commercial bank that serves the commercial, real estate, construction, small business, international and private banking markets through a network of 14 branches across San Diego County. First National Bank provides working capital financing to growing companies located throughout the Southwest, primarily in the states of Arizona, California and Texas, through its subsidiary First Community Financial.

As of June 30, 2006, First Community had total consolidated assets of approximately $4.6 billion, total consolidated loans, net of unearned income, of approximately $3.4 billion, total consolidated deposits of approximately $3.2 billion and total consolidated shareholders’ equity of approximately $875.3 million. First Community had 841 full time equivalent employees on June 30, 2006.

Community Bancorp Inc.

900 Canterbury Place, Suite 300

Escondido, California 92025

(760) 432-1100

Community Bancorp’s principal business is to serve as a holding company for its banking subsidiary, Community National Bank. Community National is a federally chartered commercial bank headquartered in Escondido, California and focuses primarily on community banking by providing commercial banking services including commercial, real estate and SBA loans to small and medium sized businesses. Community National serves San Diego County and southwest Riverside County with 12 community banking offices in Bonsall, Corona, El Cajon, Encinitas, Escondido, Fallbrook, La Mesa, Murrieta, Rancho Bernardo, Santee, Temecula and Vista, California and has additional SBA loan production offices that originate loans in California, Arizona, Nevada and Oregon.

As of June 30, 2006, Community Bancorp had total consolidated assets of approximately $896.8 million, total consolidated deposits of approximately $699.4 million and total consolidated stockholders’ equity of approximately $103.2 million. Community Bancorp had 255 active full time equivalent employees on June 30, 2006.

The Merger (Page 35)

We propose a merger in which Community Bancorp will merge with and into First Community. Subsequently, Community National Bank, a wholly owned subsidiary of Community Bancorp, will merge with and into First National Bank, a wholly owned subsidiary of First Community. As a result of the merger, Community Bancorp will cease to exist as a separate corporation and each Community Bancorp stockholder will become a shareholder of First Community. When the merger is completed, Community Bancorp stockholders will receive 0.735 of a share of First Community common stock in exchange for each share of Community Bancorp common stock, subject to possible adjustment as described below.

An adjustment to the exchange ratio may occur if (1) the average closing price of First Community common stock (which we refer to as the First Community average closing price) measured over a 15 trading day period ending on the second trading day prior to the closing date of the merger (which we refer to as the closing measuring period) is greater than $66.69 or less than $49.29, and (2) the percentage increase or decline represented by the change between the First Community average closing price and an initial price for First Community common stock (specified as $57.99 in the merger agreement) is sufficiently disproportionate to the percentage increase or decline represented by the change between the average closing price for the KBW Bank Index over the closing measuring period (which we refer to as the KBW Bank Index average closing price) and an initial KBW Bank Index price (specified as 111.48 in the merger agreement).

Specifically, if the First Community average closing price is greater than $66.69 per share, and that represents a 15% or greater increase over the change in the KBW Bank Index measured as described above, First Community may terminate the merger agreement unless Community Bancorp agrees to adjust the exchange ratio by multiplying the exchange ratio of 0.735 by the quotient obtained by dividing $66.69 by the First Community average closing price. On the other hand, if the First Community average closing price is less than $49.29 per share, and that represents a 15% or greater decline over the change in the KBW Bank Index measured as described above, Community Bancorp may terminate the merger agreement unless First Community agrees to adjust the exchange ratio by multiplying the exchange ratio of 0.735 by the quotient obtained by dividing $49.29 by the First Community average closing price.

You should read and understand the section entitled “The Merger—Merger Consideration,” beginning on page 35 of this document.

The closing date will occur on the third business day after the satisfaction or waiver of the conditions to the consummation of the merger summarized below on page 8. However, the closing date may be set on any other date on which First Community and Community Bancorp may mutually agree.

The Special Meeting of Community Bancorp Stockholders (Page 27)

Date, Time and Place. The special meeting of Community Bancorp stockholders will be held on September 27, 2006 at 10:00 am, local time, at the Rancho Bernardo Inn, Granada Room, 17550 Bernardo Oaks Drive, San Diego, California.

Purpose of the Special Meeting. At the special meeting, you will be asked to consider and vote on a proposal to adopt the merger agreement between First Community and Community Bancorp and to consider and act on other matters properly brought before the special meeting. In addition, you are being asked to vote on a proposal to approve, if necessary, adjournment or postponement of the special meeting to solicit additional proxies in favor of the merger proposal.

Record Date; Shares Entitled to Vote. You can vote at the Community Bancorp special meeting if you owned Community Bancorp common stock at the close of business on August 16, 2006. On that date, there were 6,165,636 shares of common stock of Community Bancorp outstanding and entitled to vote. Each Community Bancorp stockholder can cast one vote for each share of common stock of Community Bancorp he or she owned on that date.

Vote Required. Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Community

Bancorp common stock entitled to vote at the special meeting. Not voting, voting “abstain” or failing to instruct your broker how to vote shares held for you in the broker’s name will have the same effect as voting against the merger proposal. If you submit a signed proxy card without indicating a vote with respect to the merger, that proxy card will be deemed a vote in favor of the merger proposal and the proposal to approve, if necessary, adjournment or postponement of the special meeting to solicit additional proxies in favor of the merger proposal.

At close of business on the record date, the directors and officers of Community Bancorp beneficially owned, in the aggregate, approximately 868,520 shares of Community Bancorp common stock, allowing them to exercise approximately 14.1% of the voting power of Community Bancorp common stock entitled to vote at the Community Bancorp special meeting (which does not include shares issuable upon the exercise of stock options that were not outstanding as of the record date). These stockholders have agreed to vote these shares in favor of the merger proposal, as more fully described in “The Merger Agreement—Shareholder Agreements” beginning on page 68.

The Community Bancorp Board of Directors Unanimously Recommends that You Adopt the Plan of Merger (Page 29)

After careful consideration, the Community Bancorp board of directors unanimously adopted the plan of merger.

Based on Community Bancorp’s reasons for the merger described in this document, including, among other things, the fairness opinion of Keefe, Bruyette & Woods, Inc., or KBW, Community Bancorp’s financial advisor, the Community Bancorp board of directors believes that the merger is fair to and in the best interests of Community Bancorp’s stockholders and unanimously recommends that they vote “FOR” the proposal to adopt the merger agreement.

Opinion of Community Bancorp’s Financial Advisor (Page 40)

Among other factors considered in deciding to approve the merger, the Community Bancorp board of directors received the oral and written opinion dated May 15, 2006, of KBW that as of that date and based on and subject to the factors and assumptions set forth in its written opinion, the consideration to be received by stockholders of Community Bancorp in the merger was fair to the stockholders of Community Bancorp from a financial point of view. The written opinion of KBW dated as of May 15, 2006 is attached as Appendix B. You should read this opinion completely to understand the procedures followed, assumptions made, matters considered and qualifications and limitations of the review undertaken by KBW in rendering its opinion.

The Special Meeting of First Community Shareholders (Page 32)

Date, Time and Place. The special meeting of First Community shareholders will be held on September 27, 2006 at 11:30 a.m., local time, at The Jonathan Club—Sunrise Room, 850 Palisades Beach Road, Santa Monica, California 90403.

Purpose of the Special Meeting. At the special meeting, you will be asked to consider and vote on a proposal to amend the bylaws of First Community to provide that the number of directors on the First Community board will range from seven to fifteen with the exact number at any time to be determined by resolution of the board of directors and to consider and act on other matters properly brought before the special meeting. In addition, you are being asked to vote on a proposal to approve, if necessary, adjournment or postponement of the special meeting to solicit additional proxies in favor of the proposal to amend the bylaws.

Record Date; Shares Entitled to Vote. You can vote at the First Community special meeting if you owned First Community common stock at the close of business on August 16, 2006. On that date, there were 24,281,873 shares of common stock of First Community outstanding and entitled to vote.

Vote Required. Approval of the proposal to amend the bylaws of First Community requires the affirmative vote of the holders of a majority of the outstanding shares of First Community common stock entitled to vote at the special meeting.

Not voting, voting “abstain” or failing to instruct your broker how to vote shares held for you in the broker’s name will have the same effect as voting against the proposal to amend First Community’s bylaws. If you submit a signed proxy card without indicating a vote with respect to any one of the proposals, that proxy card will be deemed a vote in favor of the proposal to amend the bylaws and the proposal to approve, if necessary, adjournment or postponement of the special meeting to solicit additional proxies in favor of the proposal to amend the bylaws.

No vote of First Community shareholders on the merger itself is required. However, it is a condition to the parties’ obligations under the merger agreement that First Community shareholders approve the proposal to amend the bylaws. Accordingly, we cannot complete the merger unless the bylaw amendment is approved or the parties agree to waive that condition.

At close of business on the record date, the directors of First Community beneficially owned, in the aggregate, approximately 2,335,662 shares of First Community common stock, allowing them to exercise approximately 9.6% of the voting power of First Community common stock entitled to vote at the First Community special meeting (which does not include shares issuable upon the exercise of stock options or shares held under First Community’s Deferred Compensation Plan which the directors and officers were not entitled to vote as of the record date). These shareholders have agreed to vote these shares in favor of the proposal to amend First Community’s bylaws as more fully described in “The Merger Agreement—Shareholder Agreements” beginning on page 68.

The First Community Board of Directors Unanimously Recommends that You Approve the Proposal to Amend the First Community Bylaws (Page 34)

The First Community board of directors unanimously recommends that its shareholders vote “FOR” approval of the proposal to amend the First Community bylaws.

Material United States Federal Income Tax Considerations (Page 47)

The merger is intended to constitute a reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended. Therefore, for U.S. federal income tax purposes, as a result of the merger Community Bancorp stockholders generally will not recognize gain or loss on the receipt of First Community common stock. Community Bancorp stockholders will, however, recognize gain or loss in connection with cash received in lieu of fractional shares of First Community common stock. The merger is conditioned on the receipt of legal opinions of counsel of First Community and of Community Bancorp to the effect that, for U.S. federal income tax purposes, the merger will be treated as a reorganization within the meaning of section 368(a) of the Internal Revenue Code and that each of First Community and Community Bancorp will be a party to that reorganization within the meaning of section 368(b) of the Internal Revenue Code.

For a complete description of the material U.S. federal income tax consequences of the transaction, see “The Merger—Material United States Federal Income Tax Considerations of the Merger,” on page 47.

Tax matters are very complicated and the consequences of the merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. You are urged to consult your own tax advisor to determine your own tax consequences from the merger.

Recent Developments (Page 69)

On August 4, 2006, Pacific Western National Bank, First Community’s other bank subsidiary, submitted an application to the California Commissioner of Financial Institutions to convert from a national banking association to a California state-chartered bank. Following the conversion, the proposed name of the converted bank will be Pacific Western Bank and Pacific Western Bank will withdraw from membership in the Federal Reserve System. Furthermore, following the conversion of Pacific Western into a state-chartered bank and the completion of the merger of Community National Bank with First National Bank, First Community intends to merge First National into Pacific Western, with Pacific Western as the surviving bank. We expect the conversion and the merger of First

National into Pacific Western to be completed in the fourth quarter of 2006, subject to receipt of all regulatory approvals. For more information, see “Information about First Community—Recent Developments” beginning on page 69.

Community Bancorp’s Executive Officers and Directors Have Interests in the Merger that May Differ From, or are in Addition to, the Interests of Community Bancorp’s Stockholders in the Merger (Page 49)

You should be aware that Community Bancorp’s executive officers and directors have interests in the merger that may be different from, or are in addition to, the interest of Community Bancorp stockholders generally. These interests include, but are not limited to, severance compensation, that is payable pursuant to pre-existing change of control agreements, as a result of the consummation of the merger, the continuation of certain insurance benefits, cash payments to directors and First Community offers of employment to some of those executive officers. First Community also has agreed to indemnify officers and directors of Community Bancorp and to continue their directors and officers’ liability insurance. Three senior officers of Community Bancorp have agreed to accept positions with First National Bank upon completion of the merger. Also, First Community has agreed to appoint Gary W. Deems, chairman of Community Bancorp, and Mark N. Baker, vice chairman of Community Bancorp, to the First Community board of directors upon completion of the merger.

In addition, First Community has previously announced that following completion of the conversion of Pacific Western Bank into a California state-chartered bank and the merger of First National into Pacific Western Bank, as described under the section entitled “Information about First Community—Recent Developments” beginning on page 69, Mr. Perdue will become president of First Community. Furthermore, Mr. Perdue will become the president of Pacific Western and join its board of directors.

Procedures for Exchange of Community Bancorp Common Stock for the Merger Consideration (Page 55)

Holders of Community Bancorp stock certificates will be required to surrender those stock certificates before they will be issued the consideration to which they are entitled in the merger. After the merger is consummated, each Community Bancorp stock certificate will be deemed to represent solely the number of shares of First Community common stock and cash (for any fractional shares) that the holder of the stock certificate is entitled to receive in the merger.

Do not send your Community Bancorp stock certificates in the envelope provided for returning your proxy card. The stock certificates should only be forwarded to the exchange agent with the letter of transmittal form which will be mailed to you shortly after the merger is consummated.

Conditions to Completion of the Merger (Page 64)

The completion of the merger depends on a number of conditions being met, including:

•	approval of the merger proposal by Community Bancorp stockholders and approval of the amendment to the First Community bylaws to expand its board of directors by First Community shareholders;

•	receipt of required regulatory approvals for the merger and the bank merger, including that of the Office of the Comptroller of the Currency, or OCC, without certain materially adverse or harmful restrictions or conditions (on July 11, 2006, First Community and Community Bancorp obtained the approval of the OCC for the bank merger);

•	Community Bancorp having an adjusted total stockholders’ equity and allowance for loan losses of not less than $96.2 million and $9.7 million, respectively, as of the last business day of the last month before closing of the merger;

•	absence of an injunction or regulatory prohibition to completion of the merger;

•	receipt by each party of an opinion from such party’s tax counsel to the effect that the merger will qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code and that each of First Community and Community Bancorp will be a party to that reorganization within the meaning of section 368(b) of the Internal Revenue Code;

•	receipt of consents from enumerated third parties under contracts entered into with Community Bancorp;

•	accuracy of the respective representations and warranties of Community Bancorp and First Community, subject to exceptions that would not have a material adverse effect on Community Bancorp or First Community, respectively;

•	there not having occurred events which have had or could reasonably be expected to have a material adverse effect on the other party; and

•	compliance in all material respects by Community Bancorp and First Community with their respective covenants in the merger agreement.

Where the law permits, a party to the merger agreement could elect to waive a condition to its obligation to complete the merger although that condition has not been satisfied. We cannot be certain when (or if) the conditions to the merger will be satisfied or waived or that the merger will be completed.

We May Decide Not to Complete the Merger (Page 65)

Community Bancorp and First Community can agree at any time not to complete the merger, even if approved at the meetings. Also, either of us can decide, without the consent of the other, not to complete the merger in a number of other situations, including:

•	the final denial of a required regulatory approval;

•	the merger not being completed on or before March 31, 2007, unless the failure is due to the party seeking to terminate the merger;

•	failure of the Community Bancorp stockholders to adopt the merger agreement;

•	failure of First Community shareholders to approve the proposal to amend the First Community bylaws;

•	breach by the other party of its representations, warranties, covenants or agreements contained in the merger agreement which is uncured and renders any condition incapable of being satisfied;

•	an affiliated holder of common stock of First Community or Community Bancorp

•	materially breaching his or her respective shareholder agreement, resulting in failure of the applicable shareholder vote referred to above;

•	by First Community, if the board of directors of Community Bancorp has withdrawn or changed or failed to reaffirm its recommendation of the merger or recommended that its stockholders tender their shares in an offer by a third party or failed to recommend against such offer or otherwise breached its obligations relating to acquisition proposals;

•	by Community Bancorp, if Community Bancorp receives and its board of directors authorizes Community Bancorp to enter into a superior acquisition proposal, subject to the right of First Community to match such superior proposal; or

•	by First Community or Community Bancorp in the event of specified changes in the First Community common stock price that are significantly disproportionate to changes over the same measuring period in the KBW Bank Index, in each case as further described above under “—The Merger.”

We May Amend the Terms of the Merger and Waive Some Conditions (Page 67)

First Community and Community Bancorp may jointly amend the terms of the merger agreement, and each of us may waive our right to require the other party to adhere to those terms, to the extent legally permissible. However, after adoption of the merger agreement by Community Bancorp stockholders, there may not be, without further approval of such stockholders, any amendment to the merger agreement which would reduce the aggregate value of the consideration to be received by the Community Bancorp stockholders, other than as contemplated by the merger agreement.

In Order to Complete the Merger, We Must First Obtain Regulatory Approval (Page 47)

On July 11, 2006, First Community and Community Bancorp obtained the approval of the OCC for the bank merger between First National Bank and Community National Bank. In addition, the Federal Reserve Bank of San Francisco must confirm that prior approval of the Board of Governors of the Federal Reserve System is not required under the Bank Holding Company Act. A request for such exemption and confirmation will be filed in due course.

Termination Fee (Page 67)

Under certain conditions, Community Bancorp may owe to First Community a termination fee of $9.1 million if the merger agreement is terminated. The merger agreement requires Community Bancorp to pay the termination fee to First Community if:

•	First Community terminates the merger agreement because:

•	The Community Bancorp board of directors withdraws its recommendation in favor of the merger, approves or recommends to its stockholders an acquisition proposal other than that contemplated in the merger agreement, makes a recommendation in favor of an alternative transaction other than with First Community or breaches its obligation under the merger agreement relating to acquisition proposals; or

•	A Community Bancorp affiliated stockholder breaches his or her shareholder agreement resulting in the failure of the Community Bancorp stockholders to approve the merger proposal.

•	Community Bancorp terminates the merger agreement in conjunction with its board of directors authorizing entry into a superior proposal pursuant to the terms of the merger agreement.

•	Community Bancorp or First Community terminates the merger agreement for specified reasons described below after an alternative acquisition proposal for Community Bancorp has become publicly known and any acquisition proposal with respect to Community Bancorp is consummated within 12 months of the termination of the merger agreement. The termination fee is payable under these circumstances if the merger agreement is terminated due to:

•	failure of the parties to consummate the merger by March 31, 2007 as a result of Community Bancorp’s knowing action or inaction; or

•	failure of Community Bancorp’s stockholders to adopt the merger agreement.

Comparison of Rights of Holders of First Community Common Stock and Community Bancorp Common Stock (Page 79)

The conversion of the shares of Community Bancorp common stock into the right to receive shares of First Community common stock will result in differences between the rights of Community Bancorp stockholders, which are governed by the Delaware General Corporation Law and Community Bancorp’s certificate of incorporation and bylaws, and their rights as First Community shareholders, which will be governed by the California General Corporation Law and First Community’s articles of incorporation and bylaws. For a description of the material differences, see “Comparison of Rights of Holders of First Community Common Stock and Community Bancorp Common Stock.”

Selected Consolidated Historical Financial Data of First Community

First Community is providing the following information to aid you in your analysis of the financial aspects of the merger. First Community derived the information as of and for the years ended December 31, 2001 through December 31, 2005 from its historical audited consolidated financial statements for these fiscal years. First Community derived the financial information as of and for the six months ended June 30, 2006 and 2005 from its unaudited condensed consolidated financial statements for those periods. The audited and unaudited consolidated financial information contained herein is the same historical financial information that First Community has presented in its prior filings with the SEC.

The operating results for the six months ended June 30, 2006 are not necessarily indicative of the operating results that may be expected for the year ended December 31, 2006. First Community expects that it will incur merger and restructuring expenses as a result of the acquisition of Community Bancorp, as well as for the recently completed acquisition of Foothill Independent Bancorp, or Foothill. This information is only a summary, and you should read it in conjunction with First Community’s consolidated financial statements and notes thereto contained in First Community’s Annual Report on Form 10-K for the year ended December 31, 2005 and First Community’s unaudited condensed consolidated financial statements and notes thereto contained in First Community’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, which have been incorporated by reference into this document, as well as the pro forma financial statements included in this document under “Unaudited Pro Forma Condensed Consolidated Financial Statements” and the other information incorporated by reference into this joint proxy statement-prospectus. See the section entitled “Sources of Additional Information” immediately preceding the table of contents.

On May 9, 2006, First Community acquired all of the outstanding common stock and options of Foothill. Historical audited consolidated financial statements as of and for the year ended December 31, 2005 for Foothill are included in Foothill’s Annual Report on Form 10-K for the year ended December 31, 2005, which financial statements are incorporated herein by reference. Historical unaudited consolidated financial statements for Foothill as of March 31, 2006 and for the three months ended March 31, 2006 and 2005 are included with this joint proxy statement-prospectus in Appendix C and incorporated herein by reference. Because of this and other acquisitions, results from period to period are not comparable. See “Where You Can Find More Information”.

	At or for the Six Months Ended June 30,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)
Consolidated Statements of Earnings Data(1):
Interest income	$133,183	$82,899	$183,352	$140,147	$112,881	$83,903	$43,114
Interest expense	23,193	10,102	22,917	14,417	12,647	14,156	11,279

Net interest income	109,990	72,797	160,435	125,730	100,234	69,747	31,835
Provision for credit losses	9,600	1,420	1,420	465	300	—	639

Net interest income after provision for credit losses	100,390	71,377	159,015	125,265	99,934	69,747	31,196
Noninterest income	8,041	6,833	13,890	17,221	19,637	12,684	5,205
Noninterest expense	54,732	40,843	87,414	81,827	65,820	54,302	25,915

Earnings before income taxes and accounting change	53,699	37,367	85,491	60,659	53,751	28,129	10,486
Income taxes	21,987	15,287	35,125	24,296	21,696	11,217	4,376

Net earnings before accounting change	31,712	22,080	85,491	60,659	53,751	28,129	10,486
Accounting change(4)	142	—	—	—	—	—	—

Net earnings	$31,854	$22,080	$50,366	$36,363	$32,055	$16,912	$6,110

Basic earnings per share	$1.52	$1.39	$3.05	$2.34	$2.08	$1.64	$1.30
Diluted earnings per share	1.50	1.36	2.98	2.27	2.02	1.58	1.23

Consolidated Balance Sheet Data(1):
Total cash and cash equivalents	$152,396	$102,978	$105,262	$319,281	$104,568	$124,366	$104,703
Time deposits in financial institutions	287	94	90	702	311	1,041	190
Investments	269,913	241,270	239,354	269,507	432,318	325,858	128,593
Loans, net of unearned income	3,435,026	2,162,222	2,467,828	2,118,171	1,595,837	1,424,396	501,740
Total assets	4,557,634	2,843,203	3,226,411	3,049,453	2,429,981	2,120,004	770,506
Total deposits(2)	3,179,504	2,186,459	2,405,361	2,432,390	1,949,669	1,738,621	677,167
Total borrowings, including subordinated debentures	454,002	233,754	281,954	211,654	113,498	40,401	29,970
Total shareholders’ equity	875,330	393,236	500,778	373,876	337,563	316,292	55,297

Other Data(1):
Dividends declared per share	$0.57	$0.47	$0.97	$0.85	$0.68	$0.54	$0.36
Dividend payout ratio	38.00%	34.56%	32.55%	37.33%	33.42%	34.18%	29.27%
Book value per share(3)	$35.17	$23.88	$27.30	$22.98	$21.24	$20.68	$10.48
Shareholders’ equity to assets at period end	19.21%	13.83%	15.52%	12.26%	13.89%	14.92%	7.18%
Return on average assets	1.63%	1.56%	1.68%	1.35%	1.41%	1.14%	0.92%
Return on average equity	9.47%	11.66%	12.10%	10.36%	9.84%	9.66%	16.33%
Net interest margin	6.80%	6.08%	6.37%	5.58%	5.24%	5.41%	5.32%
Non-performing assets to total assets	0.34%	0.70%	0.26%	0.29%	0.31%	0.63%	1.01%
Allowance for credit losses to total loans, net of unearned income	1.26%	1.30%	1.34%	1.39%	1.61%	1.71%	2.23%
Net charge-offs (recoveries) to average loans	0.05%	(0.05)%	0.05%	0.08%	0.10%	0.16%	1.60%
Non-performing loans to total loans	0.45%	0.92%	0.34%	0.42%	0.46%	0.72%	0.93%
Allowance for credit losses to non-performing loans	278.3%	140.8%	391.5%	331.1%	347.5%	237.8%	239.9%

(1)	Balances and operating results of acquired entities are included from the respective acquisition dates. For further information, see First Community’s Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated herein by reference.
(2)	2004 includes a short term $365 million interest-bearing deposit received on December 31, 2004.
(3)	The share counts used in this computation include 405,831 shares, 585,416 shares and 460,000 shares of unvested restricted and performance stock outstanding at December 31, 2005, 2004 and 2003, and 654,707 shares and 453,012 shares of unvested restricted and performance stock outstanding at June 30, 2006 and 2005.
(4)	Represents $0.01 per basic share and less than $0.01 per diluted share for the six months ended June 30, 2006.

Selected Consolidated Historical Financial Data of Community Bancorp

Community Bancorp is providing the following information to aid you in your analysis of the financial aspects of the merger. Community Bancorp derived the information as of and for the years ended December 31, 2001 through December 31, 2005 from its historical audited financial statements for these fiscal years. The audited consolidated financial information contained herein is the same historical financial information that Community Bancorp has presented in its prior filings with the SEC. Community Bancorp derived the financial information as of and for the six months ended June 30, 2006 and June 30, 2005 from its unaudited financial statements for those periods. The audited and unaudited financial information contained herein is the same historical financial information that Community Bancorp has presented in its prior filings with the SEC.

The operating results of the six months ended June 30, 2006 are not necessarily indicative of the operating results that may be expected for the year ended December 31, 2006. This information is only a summary and you should read it in conjunction with Community Bancorp’s consolidated financial statements and notes thereto contained in Community Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2005 and Community Bancorp’s unaudited consolidated financial statements and notes thereto contained in Community Bancorp’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, which have been incorporated by reference into this document as well as the pro forma financial statements included in this document under “Unaudited Pro Forma Condensed Consolidated Financial Statements.” See the section entitled “Sources of Additional Information” immediately preceding the table of contents.

On August 19, 2005, Community Bancorp acquired all of the outstanding common stock and options of Rancho Bernardo Community Bank. Because of this acquisition and the acquisition of Cuyamaca Bank, N.A. on October 1, 2004, results from period to period are not comparable. For additional information, see “Where You Can Find More Information”.

	At or for the Six Months Ended, June 30,		At or for the Year Ended December 31,
	2006	2005	2005(1)	2004(1)	2003	2002	2001
	(Dollars in thousands, except per share data)
Consolidated Statements of Earnings Data:
Interest income	$34,524	$22,763	$53,856	$32,631	$26,786	$24,815	$25,205
Interest expense	9,680	4,862	12,815	5,664	6,170	8,695	12,481
Net interest income	24,844	17,901	41,041	26,967	20,616	16,120	12,724
Provision for loan losses	—	731	1,231	1,176	1,639	1,561	1,470
Net interest income after provision for loan losses	24,844	17,170	39,810	25,791	18,977	14,559	11,254

Other operating income	3,742	5,304	10,023	9,660	7,691	6,501	2,946
Other operating expense	17,705	13,562	28,978	22,089	17,177	15,921	12,315

Income before income tax provision	10,881	8,912	20,855	13,362	9,491	5,139	1,885
Income tax provision	4,431	3,542	8,259	4,996	3,595	2,133	783

Net income	$6,450	$5,370	$12,596	$8,366	$5,896	$3,006	$1,102

Net income per share-basic	$1.07	$1.02	$2.29	$1.83	$1.51	$0.86	$0.36
Net income per share-diluted	$1.03	$0.97	$2.17	$1.71	$1.42	$0.84	$0.35

Consolidated Balance Sheet Data:
Cash and cash equivalents	$18,318	$23,629	$17,107	$14,842	$17,940	$11,814	$10,856
Federal funds sold	2,990	1,680	20,645	9,565	17,925	9,690	28,090
Investments and other securities	57,756	54,661	61,279	34,148	25,607	38,930	11,691
Loans, net of fees, costs, discounts and reserves	735,606	635,629	727,299	532,012	394,211	339,471	305,686
Total assets	896,822	770,200	908,550	641,606	476,698	415,698	370,223
Total deposits	699,371	633,528	710,473	549,766	393,126	363,952	333,334
Long term debt	36,250	18,017	37,203	17,640	14,697	10,004	10,000
Total shareholders’ equity	103,222	68,339	96,258	63,118	37,081	20,573	16,501

Other Financial Data:
Dividends per common share	$0.25	$0.20	$0.40	$0.20	$—	$—	$—
Tangible book value per share (adjusted for stock dividends)	$9.51	$9.49	$8.56	$8.85	$8.50	$5.81	$4.75
Stockholders’ equity to assets	11.51%	8.87%	10.59%	9.84%	7.78%	4.95%	4.46%
Return on average assets	1.44%	1.52%	1.61%	1.55%	1.34%	0.77%	0.34%
Return on average equity	12.76%	16.13%	16.37%	18.84%	21.34%	16.00%	7.79%
Net interest margin	6.18%	5.64%	5.80%	5.40%	5.00%	4.40%	4.18%
Efficiency ratio	61.94%	58.84%	56.92%	60.08%	60.81%	70.25%	78.59%

Credit Quality Data:
Non-accrual loans to total gross loans	0.77%	1.22%	0.49%	0.74%	0.24%	0.65%	1.03%
Non-performing assets to total assets	0.67%	1.04%	0.41%	0.63%	0.30%	0.54%	1.38%
Loan loss allowances to total gross loans	1.31%	1.29%	1.32%	1.38%	1.30%	1.14%	0.90%
Loan loss allowances to loans held for investment	1.67%	1.66%	1.68%	1.71%	1.58%	1.36%	1.03%
Loan loss allowances to non-accrual loans	169.53%	106.09%	267.97%	186.44%	542.14%	175.02%	88.00%
Net loan (recoveries) losses to average loans	0.00%	0.05%	0.04%	0.01%	0.09%	0.16%	0.23%

Credit Quality Data (net of government guarantees):
Non-accrual loans to total gross loans	0.49%	0.78%	0.28%	0.39%	0.07%	0.19%	0.37%
Non-performing assets to total assets	0.43%	0.66%	0.24%	0.33%	0.15%	0.16%	0.82%
Loan loss allowance to total gross loans	1.31%	1.29%	1.32%	1.38%	1.30%	1.26%	1.07%
Loan loss allowance to non-accrual loans	268.46%	166.91%	467.16%	351.99%	1922.51%	606.00%	245.00%

(1)	Due to the acquisition of Cuyamaca Bank, N.A. on October 1, 2004 and Rancho Bernardo Community Bank on August 19, 2005, figures are not comparable.

Comparative Per Share Data

The following table presents certain historical per share data of First Community and Community Bancorp as of and for the year ended December 31, 2005 and the six months ended June 30, 2006 and certain unaudited pro forma per share data that reflect the combination of First Community and Community Bancorp as if it occurred on January 1, 2005 for statement of earnings purposes, and as of the respective balance sheet dates for balance sheet purposes, in each case using the purchase method of accounting. This data should be read in conjunction with First Community’s and Community Bancorp’s respective audited and unaudited consolidated financial statements incorporated by reference in this joint proxy statement-prospectus. The unaudited data for both First Community and Community Bancorp as of and for the six months ended June 30, 2006 are not indicative of future results of operations or financial condition. The unaudited pro forma data for First Community and Community Bancorp combined and Community Bancorp equivalent neither necessarily indicate the operating results that would have occurred had the combination of First Community and Community Bancorp actually occurred on January 1, 2005, nor do they indicate future results of operations or financial condition.

The pro forma First Community and Community Bancorp combined net earnings per common share has been computed based on the historical number of average outstanding common shares of First Community plus the number of outstanding common shares of Community Bancorp adjusted by the exchange ratio of 0.735. The pro forma Community Bancorp equivalent net earnings per share represents the pro forma First Community and Community Bancorp combined net earnings per share multiplied by the exchange ratio of 0.735. The pro forma Community Bancorp equivalent dividends declared per share represent the pro forma First Community and Community Bancorp combined dividends declared per share multiplied by the exchange ratio of 0.735. The pro forma First Community and Community Bancorp combined book value per common share amounts are based upon the pro forma total shareholders’ equity of First Community and Community Bancorp at December 31, 2005 and at June 30, 2006, divided by the total pro forma number of First Community common shares outstanding assuming the conversion of Community Bancorp common stock into First Community common stock at the exchange ratio of 0.735. The pro forma Community Bancorp equivalent book value per common share represents the pro forma First Community and Community Bancorp combined book value per common share multiplied by the exchange ratio of 0.735.

	As of or for the six months ended June 30, 2006
			Pro Forma
	First Community	Community Bancorp	First Community and Community Bancorp Pro Forma Combined	Community Bancorp Equivalent
Net earnings per share before accounting change:
Basic	$1.51	$1.07	$1.42	$1.04
Diluted	1.50	1.03	1.40	1.03
Dividends declared per share	0.57	0.25	0.57	0.42
Book value per common share	35.17	17.01	38.42	28.24

	As of or for the year ended December 31, 2005
			Pro Forma
	First Community	Community Bancorp	First Community and Community Bancorp Pro Forma Combined	Community Bancorp Equivalent
Net earnings per share:
Basic	$3.05	$2.29	$2.82	$2.07
Diluted	2.98	2.17	2.74	2.01
Dividends declared per share	0.97	0.40	0.97	0.71
Book value per common share	27.30	16.21	38.84	28.55

Market Price Data and Dividend Information

Comparative Market Price Information

The following table presents trading information for First Community common stock and Community Bancorp common stock on the Nasdaq National Market System on May 15, 2006 and August 21, 2006. May 15, 2006 was the last trading day prior to the announcement of the signing of the merger agreement. August 21, 2006 was the last practical trading day for which information was available prior to the date of the printing of this joint proxy statement-prospectus.

	Closing Sales Price
	First Community	Community Bancorp	Community Bancorp Equivalent(1)
Price per share:
May 15, 2006	$56.56	$39.05	$41.57
August 21, 2006	$54.16	$39.26	$39.81

(1)	The equivalent price per share data for Community Bancorp common stock has been determined by multiplying the last reported sale price of a share of First Community common stock on May 15, 2006 and August 21, 2006 by the exchange ratio of 0.735.

You should obtain current market quotations for First Community common stock. The market price of First Community common stock will fluctuate between the date of this document and the date on which the merger is completed and after the merger. Because the market price of First Community common stock is subject to fluctuation and because the exchange ratio is fixed, the value of the merger consideration may increase or decrease prior to and after the merger.

Historical Market Prices and Dividend Information

First Community

First Community common stock is listed on the Nasdaq National Market System under the symbol “FCBP.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of First Community common stock as reported on the Nasdaq National Market System, and the dividends per share of First Community common stock.

Quarter	High	Low	Dividends Declared
2004:
First quarter	$40.68	$36.00	$0.188
Second quarter	39.97	32.02	0.22
Third quarter	43.65	37.38	0.22
Fourth quarter	43.99	39.56	0.22
2005:
First quarter	$46.20	$39.00	$0.22
Second quarter	48.95	41.18	0.25
Third quarter	51.62	45.50	0.25
Fourth quarter	57.30	45.07	0.25
2006:
First quarter	$61.65	$53.95	$0.25
Second quarter	61.35	55.02	0.32
Third quarter (through August 21, 2006)	59.52	52.23	0.32

The timing and amount of future dividends will depend upon earnings, cash requirements, the financial condition of First Community and its subsidiaries, applicable government regulations and other factors deemed relevant by the First Community board of directors.

Community Bancorp

Community Bancorp common stock is listed on the Nasdaq National Market System under the symbol “CMBC.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of Community Bancorp common stock as reported on the Nasdaq National Market System, and the dividends per share of Community Bancorp common stock.

Quarter	High	Low	Cash Dividends
2004:
First quarter	$24.00	$18.07	$0.05
Second quarter	25.00	21.18	0.05
Third quarter	27.00	23.06	0.05
Fourth quarter	30.00	24.86	0.05
2005:
First quarter	$33.80	$28.77	$0.10
Second quarter	32.03	28.92	0.10
Third quarter	35.10	29.83	0.10
Fourth quarter	35.50	31.50	0.10
2006:
First quarter	$37.42	$34.60	$0.125
Second quarter	44.50	33.05	0.125
Third quarter (through August 21, 2006)	43.15	37.61	0.125

Summary Unaudited Pro Forma Combined Condensed Financial Data

The following summary unaudited pro forma combined condensed financial data has been derived from the unaudited pro forma combined condensed financial statements and notes appearing in this document under the heading “Unaudited Pro Forma Combined Condensed Financial Statements.” First Community completed the acquisitions of First American Bank, or First American, and Pacific Liberty Bank, or Pacific Liberty, during 2005 and completed the acquisition of Cedars Bank, or Cedars, in January 2006 and Foothill Independent Bancorp, or Foothill, in May 2006. The following data has been prepared and is presented as if the acquisitions of First American, Pacific Liberty, Cedars, Foothill and Community Bancorp all had been consummated on January 1, 2005, for purposes of the statement of earnings data, and, for purposes of the balance sheet data, as if the Community Bancorp acquisition was consummated on June 30, 2006. The First American, Pacific Liberty, Cedars and Foothill acquisitions are reflected in First Community’s historical balance sheet as of June 30, 2006. The purchase method of accounting is used to record the acquisitions.

The unaudited pro forma combined condensed financial data includes adjustments to record the assets acquired and liabilities assumed at their fair values. Such adjustments are subject to change as additional information becomes available and as the acquisitions are consummated. The unaudited pro forma combined condensed financial data is presented for illustrative purposes only, and does not indicate either the operating results that would have occurred had all the acquisitions been consummated on January 1, 2005 or on June 30, 2006, as the case may be, or future results of operations or financial condition. No assumptions have been applied to the pro forma combined financial data regarding possible revenue enhancements, expense efficiencies, or asset dispositions other than sales of investment securities. The unaudited pro forma combined condensed financial statements are based upon assumptions and adjustments that First Community believes are reasonable. The unaudited pro forma combined condensed financial data should be read in conjunction with the unaudited pro forma combined condensed financial statements and notes appearing in this document under the heading “Unaudited Pro Forma Combined Condensed Financial Statements” as well as First Community’s, Community Bancorp’s and Foothill’s historical financial statements contained in their respective Annual Reports on Form 10-K for the year ended December 31, 2005, First Community’s and Community Bancorp’s respective Quarterly Reports on Form 10-Q for the quarter ended June 30, 2006, and Foothill’s unaudited consolidated financial statements for the quarter ended March 31, 2006, which have been incorporated by reference into this document, or as otherwise contained herein. See the section “Sources of Additional Information” immediately preceding the table of contents.

	Six Months Ended June 30, 2006	Year Ended December 31, 2005
	(In thousands, except per share data)	(In thousands, except per share data)
Unaudited Pro Forma Combined Condensed Statement of Earnings Data:
Interest income	$182,021	$321,910
Interest expense	33,979	51,782

Net interest income before provision for credit losses	148,042	270,128
Provision for credit losses	9,600	4,864

Net interest income after provision for credit losses	138,442	265,264
Noninterest income	12,849	30,630
Noninterest expense	83,234	166,681

Earnings before income taxes and accounting change	68,057	129,213
Income taxes	27,641	51,336

Net earnings before accounting change	$40,416	$77,877

Net earnings per share before accounting change:
Basic	$1.42	$2.82
Diluted	$1.40	$2.74
Weighted average shares:
Basic	28,490.5	27,593.0
Diluted	28,951.1	28,430.0

At June 30, 2006
(In thousands)
Unaudited Pro Forma Combined Condensed Balance Sheet Data:
Investments and interest bearing deposits	$328,358
Loans, net	4,129,453
Goodwill	750,223
Core deposit intangible	58,149
Deposits	3,878,051
Borrowings	372,890
Subordinated debentures	165,162
Shareholders’ equity	1,125,661

RISK FACTORS

First Community shareholders and Community Bancorp stockholders should carefully consider the following factors, in addition to those factors discussed in the documents that we have filed with the Securities and Exchange Commission, or SEC, which are incorporated by reference into this document and the other information in this joint proxy statement-prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements,” before voting on the merger proposal or the proposal to amend First Community’s bylaws, as applicable.

Risks Related to the Merger

The value of the merger consideration to be paid in First Community common stock may fluctuate based on the price of First Community stock.

Upon completion of the merger, each share of Community Bancorp common stock will be converted into merger consideration consisting of 0.735 of a share of First Community common stock pursuant to the terms of the merger agreement. As a result of the fixed exchange ratio, any change in the price of First Community common stock prior to the closing date may affect the value of the merger consideration that Community Bancorp stockholders will receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in First Community’s businesses, operations and prospects, regulatory considerations and completion of the merger. Many of these factors are beyond First Community’s control. You should obtain current market quotations for First Community common stock.

If First Community is unable to integrate the operations of Community Bancorp and the operations of other banks it has acquired successfully, its business and earnings may be negatively affected.

First Community has recently completed the acquisitions of First American Bank, Pacific Liberty Bank, Cedars Bank and Foothill Independent Bancorp in 2005 and 2006. These acquisitions and the merger with Community Bancorp involve the integration of companies that have previously operated independently. Successful integration of operations of Community Bancorp and these recently acquired banks will depend primarily on First Community’s ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. No assurance can be given that First Community will be able to integrate their operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of its respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies. Estimated cost savings and revenue enhancements are projected to come from various areas that First Community’s management has identified through the due diligence and integration planning process. The elimination and consolidation of duplicate tasks at these banks are projected to result in annual cost savings. If First Community has difficulties with any of these integrations, it might not achieve the economic benefits it expects to result from the merger, and this may hurt its business and earnings. In addition, First Community may experience greater than expected costs or difficulties relating to the integration of the business of Community Bancorp and the other banks, and/or may not realize expected cost savings from the merger and the other acquisitions within the expected time frame.

Shares eligible for future sale could have a dilutive effect.

Shares of First Community common stock eligible for future sale, including those that may be issued in the acquisition of Community Bancorp and any other offering of First Community common stock for cash, could have a dilutive effect on the market for First Community common stock and could adversely affect market prices.

As of the record date, there were 50,000,000 shares of First Community common stock authorized, of which approximately 24,281,873 shares were outstanding, excluding 701,014 shares of unvested restricted stock and 5,000,000 shares of preferred stock, of which none were outstanding. An estimated 4,531,743 additional shares will be issued to Community Bancorp stockholders in the merger, based on the exchange ratio of 0.735 and the number of shares of Community Bancorp common stock outstanding as of the record date. In addition, as of the record date Community Bancorp option holders held outstanding options to purchase 420,238 shares of Community Bancorp common stock which, if exercised prior to the closing of the merger, would result in the issuance of additional shares of First Community common stock. Furthermore, currently up to 464,234 shares remain and may be issued by First Community pursuant to a registration statement filed with the SEC on Form S-3 for the purpose of raising cash to fund acquisitions of banks and other financial institutions, as well as for general corporate purposes.

Community Bancorp’s directors and executive officers have additional interests in the merger.

In deciding how to vote on the proposal to adopt the merger agreement, Community Bancorp stockholders should be aware that Community Bancorp’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Community Bancorp stockholders generally. See “The Merger—Interests of Certain Persons in the Merger.” Community Bancorp’s board of directors was aware of these interests and considered them when it approved the merger agreement.

Risks Related to First Community Following Completion of the Merger

Unless otherwise specified, references to “we,” “our” and “us” in this subsection mean First Community and its subsidiaries on a consolidated basis.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

Changes in the interest rate environment may reduce our profits. It is expected that we will continue to realize income from the differential or “spread” between the interest earned on loans, securities and other interest earning assets, and interest paid on deposits, borrowings and other interest bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest earning assets and interest bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. We cannot assure you that we can minimize our interest rate risk. In addition, while an increase in the general level of interest rates may increase our net interest margins and loan yield, it may adversely affect the ability of certain borrowers with variable rate loans to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, loan origination volume and overall profitability.

We face strong competition from financial services companies and other companies that offer banking services which could negatively affect our business.

We conduct our banking operations primarily in Southern California. Increased competition in our market may result in reduced loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the same banking services that we offer in our service area. These competitors include national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including without limitation, savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, our competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and ATMs and conduct extensive promotional and advertising campaigns.

Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits, and range and quality of products and services provided, including new technology driven products and services.

Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances enable more companies to provide financial services. We also face competition from out-of-state financial intermediaries that have opened low-end production offices or that solicit deposits in our market areas. If we are unable to attract and retain banking customers, we may be unable to continue our loan growth and level of deposits and our results of operations and financial condition may otherwise be adversely affected.

Changes in economic conditions, in particular an economic slowdown in Southern California, could materially and negatively affect our business.

Our business is directly impacted by factors such as economic, political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in government monetary and fiscal policies and inflation, all of which are beyond our control. A deterioration in economic conditions, whether caused by national or local concerns, in particular an economic slowdown in Southern California, could result in the following consequences, any of which could hurt our business materially: loan delinquencies may increase; problem assets and foreclosures may increase; demand for our products and services may decrease; low cost or noninterest bearing deposits may decrease; and collateral for loans made by us, especially real estate, may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with our existing loans. These circumstances may lead to an increase in nonaccrual and classified loans, which generally results in a provision for credit losses and in turn reduces First Community’s net earnings. The State of California continues to face fiscal challenges upon which the long term impact on the State’s economy cannot be predicted.

A downturn in the real estate market could negatively affect our business.

A downturn in the real estate market could negatively affect our business because a significant portion (approximately 75% as of June 30, 2006) of our loans is secured by real estate. Our ability to recover on defaulted loans by selling the real estate collateral would then be diminished and we would be more likely to suffer losses on defaulted loans. Substantially all of our real property collateral is located in Southern California. If there is a significant decline in real estate values, especially in Southern California, the collateral for our loans would provide less security. Real estate values could be affected by, among other things, an economic slowdown, an increase in interest rates, earthquakes and other natural disasters particular to California.

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects.

We currently depend heavily on the services of our chairman, John Eggemeyer, our chief executive officer, Matthew Wagner, and a number of other key management personnel. The loss of Mr. Eggemeyer’s or Mr. Wagner’s services or that of other key personnel could materially and adversely affect our results of operations and financial condition. Our success also depends, in part, on our ability to attract and retain additional qualified management personnel. Competition for such personnel is strong in the banking industry and we may not be successful in attracting or retaining the personnel we require.

We are subject to extensive regulation which could adversely affect our business.

Our operations are subject to extensive regulation by federal governmental authorities, and to a lesser extent state and local authorities, and we are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. We have also applied to federal and state regulators to consolidate our subsidiary banks into a single state-charted bank. Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to regular modification and change. There are currently proposed laws, rules and regulations that, if adopted, would impact our operations. There can be no assurance that these proposed laws, rules and regulations, or any other laws, rules or regulations, will not be adopted in the future, which could (i) make compliance much more difficult or expensive, (ii) restrict our ability to originate, broker or sell loans or accept certain deposits, (iii) further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by us, or (iv) otherwise adversely affect our business or prospects for business. Additionally, in order to conduct certain activities, including acquisitions, we are required to obtain regulatory approval. There can be no assurance that any required approvals can be obtained, or obtained without conditions or on a timeframe acceptable to us.

We are exposed to transactional, currency and legal risk related to our foreign loans that is in addition to risks we face on loans to U.S. based borrowers.

A portion of our loan portfolio is represented by credit we extend and loans we make to businesses located outside the United States, predominantly in Mexico. These loans, which include commercial loans, real estate loans and credit extensions for the financing of international trade, are subject to risks in addition to risks we face with our loans to businesses located in the United States including, but not limited to, currency risk, transaction risk, country risk and legal risk. While these loans are denominated in U.S. dollars, the ability of the borrower to repay may be affected by fluctuations in the borrower’s home country currency relative to the U.S. dollar. Additionally, while most of our foreign loans are insured by U.S. based institutions, guaranteed by a U.S. based entity, or collateralized with U.S. based assets or real property, our ability to collect in the event of default is subject to a number of conditions and we may not be successful in obtaining partial or full repayment. Furthermore, foreign laws may restrict our ability to foreclose on, take a security interest in, or seize collateral located in the foreign country.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may own or foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Our ability to pay dividends is restricted by law and contractual arrangements and depends on capital distributions from our subsidiary banks which are subject to regulatory limits.

Our ability to pay dividends to our shareholders is subject to the restrictions set forth in California law. In addition, our ability to pay dividends to our shareholders is restricted in specified circumstances under indentures governing the trust preferred securities we have issued and under the revolving credit agreements to which we are a party. We cannot assure you that we will meet the criteria specified under California law or under these agreements in the future, in which case we may reduce or stop paying dividends on our common stock.

The primary source of our income from which we pay dividends is the receipt of dividends from our Banks.

The availability of dividends from our subsidiary banks is limited by various statutes and regulations. It is possible, depending upon the financial condition of the bank in question and other factors, that the Board of Governors of the Federal Reserve System, and/or the Office of the Comptroller of the Currency could assert that payment of dividends or other payments is an unsafe or unsound practice. In the event our subsidiaries were unable to pay dividends to us, we in turn would likely have to reduce or stop paying dividends on our common stock. Our failure to pay dividends on our common stock could have a material adverse effect on the market price of our common stock.

Only a limited trading market exists for our common stock which could lead to price volatility.

Our common stock was designated for quotation on the Nasdaq National Market in June 2000 and trading volumes since that time have been modest. The limited trading market for our common stock may cause fluctuations in the market value of our common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market of our common stock. In addition, even if a more active market in our common stock develops, we cannot assure you that such a market will continue or that shareholders will be able to sell their shares.

Our allowance for credit losses may not be adequate to cover actual losses.

In accordance with accounting principles generally accepted in the United States, we maintain an allowance for loan losses to provide for loan defaults and non-performance and a reserve for unfunded loan commitments, which when combined, we refer to as the allowance for credit losses. Our allowance for credit losses may not be adequate to cover actual credit losses, and future provisions for credit losses could materially and adversely affect our operating results. Our allowance for credit losses is based on prior experience, as well as an evaluation of the risks in the current portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review our loans and allowance for credit losses. While we believe that our allowance for credit losses is adequate to cover current losses, we cannot assure you that we will not further increase the allowance for credit losses or that regulators will not require us to increase this allowance. Either of these occurrences could materially and negatively affect our earnings.

Our acquisitions may subject us to unknown risks.

We have acquired 17 financial institutions since our formation in 2000, including the two subsidiaries around which First Community was formed. Additionally, we have announced the acquisition of Community Bancorp, currently scheduled to close in the fourth quarter of 2006. Certain events may arise after the date of an acquisition, or we may learn of certain facts, events or circumstances after the closing of an acquisition, that may affect our financial condition or performance or subject us to risk of loss. These events include, but are not limited to: litigation resulting from circumstances occurring at the acquired entity prior to the date of acquisition; loan downgrades and credit loss provisions resulting from underwriting of certain acquired loans determined not to meet our credit standards; personnel changes that cause instability within a department; delays in implementing new policies or procedures, or the failure to apply new policies or procedures; and, other events relating to the performance of our business. Acquisitions involve inherent uncertainty and we cannot determine all potential events, facts and circumstances that could result in loss, or give assurances that our investigation or mitigation efforts will be sufficient to protect against any such loss.

Concentrated ownership of our common stock creates a risk of sudden changes in our share price.

As of the record date, directors and members of our executive management team owned or controlled approximately 11.0% of our common stock, excluding shares that may be issued to executive officers upon payment of restricted and performance stock awards, exercise of stock options or shares held under First Community’s Deferred Compensation Plan which the directors and officers are not entitled to vote as of the record date. Investors who purchase our common stock may be subject to certain risks due to the concentrated ownership of our common stock. The sale by any of our large shareholders of a significant portion of that shareholder’s holdings could have a material adverse effect on the market price of our common stock. In addition, the registration of any significant amount of additional shares of our common stock will have the immediate effect of increasing the public float of our common stock and any such increase may cause the market price of our common stock to decline or fluctuate significantly.

Our largest shareholder is a registered bank holding company and the activities and regulation of such shareholder may affect the permissible activities of First Community.

Castle Creek Capital, LLC, which we refer to as Castle Creek, is controlled by our chairman, John M. Eggemeyer, and beneficially owned approximately 7.3% of First Community as of the record date. Castle Creek is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and is regulated by the Board of Governors of the Federal Reserve System, or FRB. Under FRB guidelines, holding companies must be a “source of strength” for their subsidiaries. Regulation of Castle Creek by the FRB may adversely affect the activities and strategic plans of First Community should the FRB determine that Castle Creek or any other company in which Castle Creek has invested has engaged in any unsafe or unsound banking practices or activities. While we have no reason to believe that the FRB is proposing to take any action with respect to Castle Creek that would adversely affect First Community, we remain subject to such risk.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement-prospectus, any supplement and any documents incorporated by reference may contain certain forward-looking statements about Community Bancorp, First Community and the combined company, which statements are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of First Community and Community Bancorp. Readers are cautioned that a number of important factors could cause actual results to differ materially from those expressed in, implied or projected by, such forward-looking statements. Risks and uncertainties include, but are not limited to:

•	planned acquisitions and relative cost savings cannot be realized or realized within the expected time frame;

•	revenues are lower than expected;

•	an increase in the provision for loan losses resulting from credit quality deterioration;

•	competitive pressure among depository institutions increases significantly;

•	First Community’s ability to successfully execute announced or future acquisitions or to receive regulatory approvals on the terms expected or on the anticipated schedule or at all;

•	First Community’s ability to integrate acquired entities and businesses and to achieve expected synergies, operating efficiencies or other benefits within expected time-frames or at all, or within expected cost projections;

•	the possibility that personnel changes will not proceed as planned;

•	the cost of additional capital is more than expected;

•	a change in the interest rate environment reduces interest margins;

•	asset/liability repricing risks and liquidity risks;

•	pending legal matters may take longer or cost more to resolve or may be resolved adversely to First Community;

•	general economic conditions, either nationally or in the market areas in which First Community and Community Bancorp do or anticipate doing business, are less favorable than expected;

•	the economic and regulatory effects of the continuing war on terrorism and other events of war, including the war in Iraq;

•	legislative or regulatory requirements or changes that may adversely affect First Community’s or Community Bancorp’s business; and

•	changes in the securities markets.

If any of these risks or uncertainties materializes or if any of the assumptions underlying such forward-looking statements proves to be incorrect, First Community’s or Community Bancorp’s results could differ materially from those expressed in, implied or projected by, such forward-looking statements. Neither First Community nor Community Bancorp assume any obligation to update such forward-looking statements. For a more detailed discussion of certain of these factors, see the section entitled “Risk Factors” in this joint proxy statement-prospectus and “Risk Factors” in First Community’s most recent Quarterly Report on Form 10-Q (incorporated by reference in this joint proxy statement-prospectus) and “Risks Associated with our Business” in Community Bancorp’s most recent Form 10-K (incorporated by reference in this joint proxy statement-prospectus) and similar sections in First Community’s and Community Bancorp’s future filings which are incorporated by reference in this joint proxy statement-prospectus, which describe risks and factors that could cause results to differ materially from those projected in such forward-looking statements. First Community and Community Bancorp caution the reader that these risk factors may not be exhaustive. First Community and Community Bancorp operate in a continually changing business environment, and new risk factors emerge from time to time. Neither management of First Community nor Community Bancorp can predict such new risk factors, nor can they assess the impact, if any, of such new risk factors on First Community’s or Community Bancorp’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.

THE SPECIAL MEETING OF COMMUNITY BANCORP INC. STOCKHOLDERS

This joint proxy statement-prospectus is being furnished to Community Bancorp stockholders in connection with the solicitation of proxies by Community Bancorp’s board of directors for approval of the following two proposals:

1. Approval of Merger. To consider and vote on a proposal to adopt the merger agreement by and between First Community Bancorp and Community Bancorp Inc.

2. Adjournment. To consider and vote on a proposal to approve adjournment or postponement of the special meeting to solicit additional proxies for approval of the merger from stockholders, if that becomes necessary.

The Community Bancorp board of directors does not expect any other business to be transacted at the special meeting.

YOUR VOTE IS IMPORTANT. PLEASE VOTE AS SOON AS POSSIBLE BY COMPLETING, SIGNING AND DATING THE PROXY CARD ENCLOSED WITH THIS JOINT PROXY STATEMENT-PROSPECTUS AND RETURNING IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE. ALTERNATIVELY, YOU MAY VOTE BY TELEPHONE OR VIA THE INTERNET. JUST FOLLOW THE INSTRUCTIONS ON THE PROXY OR VOTING INSTRUCTION CARD THAT ACCOMPANIES THIS JOINT PROXY STATEMENT-PROSPECTUS.

Date, Time and Place of Community Bancorp’s Special Meeting

The special meeting of stockholders of Community Bancorp will be held on September 27, 2006, at the Rancho Bernardo Inn, Granada Room, 17550 Bernardo Oaks Drive, San Diego, California, at 10:00 am local time and any adjournments or postponements thereof.

Who May Vote?

If you were a stockholder on the records of Community Bancorp at the close of business on August 16, 2006, which is the record date established for the special meeting, you may vote at the special meeting either in person or by proxy. On that date, there were 6,165,636 shares of Community Bancorp common stock outstanding and entitled to vote.

How Many Votes Do I Have?

You will be entitled to cast one vote for each share of Community Bancorp common stock that you owned on the record date on each proposal presented for a vote of stockholders at the special meeting. In order to vote, you must either designate a proxy to vote on your behalf or attend the special meeting and vote your shares in person. The Board of Directors requests your proxy so that your shares will count toward a quorum and will be voted at the special meeting.

How Will The Board Vote My Proxy?

A properly executed proxy received by us prior to the commencement of the meeting, and not revoked, will be voted as directed by the stockholder on that proxy. If a stockholder provides no specific direction, the shares will be voted “FOR” adoption of the merger agreement and, if necessary, “FOR” adjournment of the meeting to enable additional proxies for approval of the merger to be obtained.

However, if your Community Bancorp shares are held in a brokerage or nominee account, please read the information below under captions “—Voting Shares Held by Brokers, Banks and Other Nominees” and “—Required Vote” to find out how your shares may be voted.

How May I Vote?

By Mail. Stockholders may mark, sign, date and return their proxies in the postage-paid envelope provided. If you sign and return your proxy without indicating how you want to vote, your proxy will be voted for adoption of the merger agreement (except for shares held in employee benefit plans and by brokers, banks and other nominees described below) and, if necessary, “for” adjournment or postponement of the special meeting. If you forget to sign your proxy, your shares cannot be voted. However, if you sign your proxy but forget to date it, your shares will still be voted as you have directed. You should, however, date your proxy, as well as sign it.

By Telephone or Via the Internet. If you are a registered stockholder (you do not hold your shares through a broker or nominee holder), you may vote by telephone, or electronically over the Internet, by following the instructions included with your proxy. If your shares are held in “street name” (i.e., through a broker or nominee holder), please contact your broker or nominee to determine whether you will be able to vote by telephone or electronically. The deadline for voting telephonically or electronically over the internet is 12:00 A.M. (Midnight) Pacific Time on September 26, 2006.

Voting Shares Held by Brokers, Banks and Other Nominees

If you hold your shares of Community Bancorp common stock in a brokerage, bank or other nominee account, you are a “beneficial owner” of those shares, holding them in “street name.” In order to vote those shares, you must give voting instructions to your broker, bank or other intermediary who is the “nominee holder” of your shares. We ask brokers, banks and other nominee holders to obtain voting instructions from the beneficial owners of our common stock. Proxies that are transmitted by nominee holders on your behalf will count toward a quorum and will be voted as instructed by you, as beneficial holder of the shares. However, if no instructions are specified by you to your broker or other nominee, your broker or nominee holder will not have discretion to vote your shares at the special meeting, and your shares will not be voted, on the merger proposal, but will constitute “broker non-votes”. As a result, if you want your shares to be voted at the special meeting, you must send your voting instructions to your broker or nominee holder in sufficient time to enable that broker or nominee holder to vote your shares in accordance with your instructions.

Required Vote

Quorum Requirement. The presence in person or by proxy of the holders of a majority of all of the shares of Community Bancorp common stock entitled to vote at the special meeting constitutes a quorum. Without a quorum, no actions can be taken at the special meeting, except to adjourn the meeting to a later date to allow time to obtain additional proxies to satisfy this quorum requirement. Proxies submitted by brokers or other nominee holders with respect to shares for which no voting instructions have been given by their beneficial owners, which constitute “broker non-votes”, will be counted for purposes of determining whether the quorum requirement has been satisfied.

Voting on the Proposal to Adopt the Merger Agreement. The adoption of the merger agreement will require the affirmative vote, in person or by proxy, of a majority of the outstanding shares of Community Bancorp common stock entitled to vote at the special meeting.

Voting on the Proposal to Adjourn the Meeting. If it becomes necessary to adjourn or postpone the special meeting to a later date to allow time to obtain additional proxies, stockholders may be asked to vote on a proposal to adjourn the meeting for that purpose. If stockholders are asked to vote on an adjournment or postponement, the affirmative vote of the holders of a majority of the shares that (1) are present, in person or by proxy and (2) are voted on that proposal at the special meeting is required to approve such an adjournment.

Effect of Abstentions and Broker Non-Votes

Both abstentions and broker non-votes will be counted for the purpose of determining the presence of a quorum at the special meeting. Because adoption of the merger agreement requires the affirmative vote of a majority of Community Bancorp’s outstanding shares, abstentions and broker non-votes will have the same effect as votes cast “against” the proposal to adopt the merger agreement.

How Can I Revoke My Proxy?

If you are a registered owner, you may change your mind and revoke your proxy at any time before your proxy is voted at the special meeting by taking any one of the following actions:

•	Sending a written notice to revoke your proxy to the Corporate Secretary of Community Bancorp, at 900 Canterbury Place, Suite 300, Escondido, California 92025. To be effective, the notice must be received by Community Bancorp before the special meeting commences.

•	Transmitting a proxy by mail at a later date than your prior proxy. To be effective, that later dated proxy must be received by Community Bancorp before the special meeting commences. In addition, you may revoke your proxy by voting via telephone or via the Internet on a date subsequent to your proxy vote. In the event you choose to revoke or amend prior instructions, we recommend that you revoke or amend them in the same way you initially gave them—that is, by telephone, internet or in writing. This will help to ensure that your shares are voted the way you have finally determined you wish them to be voted.

•	Attending the special meeting and voting in person or by proxy.

However, if your shares are held by a broker or other nominee holder you will need to contact your broker or nominee holder if you wish to revoke your proxy.

Proxy Solicitation and Expenses

The accompanying proxy is being solicited by the board of directors of Community Bancorp. Community Bancorp will bear the entire cost of solicitation of proxies from holders of its shares. In addition to the solicitation of proxies by mail, certain officers, directors and employees of Community Bancorp, without extra remuneration, may also solicit proxies in person, by telephone, facsimile or otherwise. Community Bancorp will pay postage and mailing costs for mailing of the joint proxy statement-prospectus to its stockholders. All other costs, including printing, legal and accounting fees, shall be borne by whichever of First Community or Community Bancorp has incurred such costs.

No Dissenters’ Rights of Appraisal

Under Delaware law, Community Bancorp stockholders are not entitled to appraisal rights in connection with the merger.

Adjournment of the Special Meeting

Although it is not anticipated, the special meeting may be adjourned for the purpose of soliciting additional proxies in favor of the merger. Any adjournment of the special meeting may be made without notice, other than by an announcement made at the special meeting. If the adjournment of the special meeting is for more than 30 days or if, after the adjournment, a new record date is fixed for an adjourned meeting, then notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the special meeting. Any adjournments of the special meeting for the purpose of soliciting additional proxies will allow Community Bancorp’s stockholders who have already sent in their proxies to revoke them at any time prior to their use.

Recommendation of the Board of Directors

YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF COMMUNITY BANCORP AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” ADOPTION OF THE PROPOSED MERGER AGREEMENT AND, IF NECESSARY, “FOR” ADJOURNMENT OR POSTPONEMENT OF THE MEETING.

Principal Stockholders of Community Bancorp

Set forth below is certain information as of the record date regarding the number of shares of Community Bancorp’s common stock owned by (1) each person known to Community Bancorp to own 5% or more of Community Bancorp’s outstanding shares of common stock, (2) each director and executive officers of the Community Bancorp and (3) all of Community Bancorp’s current directors and executive officers as a group.

Name and Address of Beneficial Owner(1)	Relationship with Community Bancorp/Community National Bank	Amount and Nature of Beneficial Ownership(2)(3)		Percent of Class(3)
Mark N. Baker	Director, Vice Chairman of the Board	83,998	(4)	1.4%
Gary W. Deems	Chairman of the Board	111,917	(5)	1.8%
Alan L. Douglas	Director	29,375	(6)	0.5%
G. Bruce Dunn	Director	175,383	(7)	2.8%
Robert H.S. Kirkpatrick	Director	25,372	(8)	0.4%
Philip D. Oberhansley	Director	1,434	(9)	0.0%
Thomas A. Page	Director	63,965	(10)	1.0%
Michael J. Perdue	President, Chief Executive Officer and Director	87,546	(11)	1.4%
Richard M. Sanborn	Executive Vice President/ Chief Administrative Officer	35,248	(12)	0.6%
Corey A. Seale	Director	48,623	(13)	0.8%
Thomas E. Swanson	Director	234,036	(14)	3.7%
M. Faye Wilson	Director	12,110	(15)	0.2%
Gary M. Youmans	Executive Vice President/ Director	112,523	(16)	1.8%
All directors and executive officers of Community Bancorp as a group (13 persons)		1,021,530	(17)	16.2%

(1)	Unless otherwise indicated the address for all persons listed is c/o Community Bancorp Inc., 900 Canterbury Place, Suite 300, Escondido, California, 92025.
(2)	Unless otherwise indicated in these notes and subject to applicable community property laws and shared voting and investment power with a spouse, each director and executive officer listed above possesses sole voting power and sole investment power for the shares of the Community Bancorp common stock listed.
(3)	This table is based upon information supplied by officers, directors, principal stockholders and Schedules 13D and 13G filed with the SEC. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Applicable percentage ownership is based on 6,165,636 shares of common stock outstanding as of the record date. Shares of common stock subject to options and warrants currently exercisable, or exercisable within 60 days of the record date, are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person.
(4)	Includes 44,156 shares held in a retirement trust for his benefit, and 39,842 shares held in a trust for the benefit of him and his spouse.
(5)	Includes 89,308 shares of common stock held in an IRA for his benefit, 5,892 shares in a trust for the benefit of him and his spouse, 407 shares held in an IRA for the benefit of his wife, and 11,310 shares subject to stock options exercisable within 60 days.
(6)	Includes 7,869 shares held in an IRA for his benefit and 21,506 shares in a trust for the benefit of him and his spouse.
(7)	Includes 80,656 shares held indirectly through three retirement pension plans for his benefit, 94,705 shares held in trust for the benefit of him and his spouse and 22 shares in trust for his son.
(8)	Includes 7,409 shares held indirectly in a retirement trust for his benefit and 16,507 shares of common stock subject to stock options exercisable within 60 days.

(9)	Includes 1,000 shares of common stock subject to stock options exercisable within 60 days.
(10)	Includes 50,541 shares held indirectly in a trust for the benefit of him and his spouse and 13,424 shares of common stock subject to stock options exercisable within 60 days.
(11)	Includes 32,885 shares held indirectly in a trust for the benefit of him and his spouse, 51,477 shares in retirement plans for his benefit and 3,184 shares of common stock subject to stock options exercisable within 60 days.
(12)	Includes 14,470 shares held in a family trust, 16,073 shares in retirement plans for his benefit, 3,205 shares in a retirement plan for the benefit of his spouse and 1,500 shares subject to stock options exercisable within 60 days.
(13)	Includes 45,548 shares held in a family trust and 1,800 shares held indirectly through retirement trusts for his benefit.
(14)	Includes 107,483 shares held in a family trust for the benefit of him and his spouse, 28,817 shares held in retirement plans for his benefit and 97,736 shares of common stock subject to stock options exercisable within 60 days.
(15)	Includes 2,381 shares held indirectly in a family trust for her benefit and 8,349 shares of common stock subject to stock options exercisable within 60 days.
(16)	Includes 44,816 shares held indirectly in a family trust for the benefit of him and his spouse, 21,977 shares held in retirement plans for his benefit and 606 shares in a retirement plan for the benefit of his spouse.
(17)	Includes 153,010 shares of common stock subject to stock options exercisable within 60 days.

THE SPECIAL MEETING OF FIRST COMMUNITY BANCORP SHAREHOLDERS

This joint proxy statement-prospectus constitutes the proxy statement of First Community Bancorp, for use at the special meeting of First Community’s shareholders to be held on September 27, 2006, at 11:30 a.m. local time, at The Jonathan Club—Sunrise Room, 850 Palisades Beach Road, Santa Monica, CA 90403, and any adjournments or postponements thereof. At the special meeting, shareholders of First Community will consider and vote upon a proposal to amend the bylaws of First Community to provide that the number of directors on the First Community board will range from seven to fifteen with the exact number at any time to be determined by resolution of the board of directors, as well as to consider and act upon a proposal to approve adjournment or postponement of the special meeting to a later date or dates in order to be able to solicit additional proxies for approval of the bylaw amendment from shareholders, if that becomes necessary.

Currently, the bylaws provide that the First Community board will consist of seven to twelve directors. Specifically, Section 2.1 of the bylaws provides as follows:

“Section 2.1 Powers; Number; Qualifications. The business and affairs of the corporation shall be managed by, and all corporate powers shall be exercised by or under, the direction of the Board of Directors, except as otherwise provided in these By-Laws or in the articles of incorporation.

“The number of directors of the corporation shall be five (5) until the effective date of the corporation’s acquisition of First Community Bank of the Desert, on which date the number of directors of the corporation shall be not less than seven (7) nor more than twelve (12) until changed by amendment of the articles of incorporation or by a by-law amending this Section 2.1 duly adopted by the vote or written consent of the holders of a majority of the outstanding shares entitled to vote, provided that a proposal to reduce the authorized number or the minimum number of directors below five (5) within the limits specified in the articles of incorporation or in this Section 2.1: (i) by resolution duly adopted by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or (ii) by a by-law or amendment thereof duly adopted by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by a written consent of the holders of a majority of the outstanding shares entitled to vote, or by the board of directors; or (iii) by approval of the shareholders (as defined in Section 153 of the California General Corporation Law).

“Subject to the foregoing provisions for changing the number of directors, effective upon the date of the corporation’s acquisition of First Community Bank of the Desert the number of directors of this corporation shall be fixed at nine (9).”

You are being asked to approve an amendment to the bylaws such that Section 2.1 of the bylaws will read as follows:

“Section 2.1 Powers; Number; Qualifications. The business and affairs of the corporation shall be managed by, and all corporate powers shall be exercised by or under, the direction of the Board of Directors, except as otherwise provided in these By-Laws or in the articles of incorporation.

“The number of directors of the corporation shall be from seven (7) to fifteen (15), the exact number thereof to be determined from time to time by the Board by resolution.”

Currently, there are eleven members of the First Community board of directors. The amendment to the bylaws will, among other things, allow First Community to fulfill its obligation under the merger agreement to appoint two members of the Community Bancorp board of directors to the First Community board of directors at completion of the merger.

In addition, the proposed amendment will eliminate the requirement that each further change in the range of directorships require a new vote of First Community’s shareholders. First Community believes that the elimination of this shareholder vote requirement will provide the First Community board with the flexibility necessary or appropriate to promptly respond to changes in corporate governance needs and best practices from time to time. In addition, the amendment will not limit the ability of First Community’s shareholders under applicable California law and First Community’s articles of incorporation and bylaws, subject to compliance with California law and the articles and bylaws, to propose and/or adopt amendments to the bylaws. However, the ability of the First Community board to change the range or number of directorships could have the effect of preventing or impeding a change in control of First Community.

No vote of First Community shareholders on the merger itself is required. However, it is a condition to the parties’ obligation under the merger agreement that First Community shareholders approve the proposal to amend the bylaws. Accordingly, we cannot complete the merger unless the bylaw amendment is approved or the parties agree to waive that condition.

Record Date

The close of business on August 16, 2006 was the record date for determining First Community shareholders entitled to receive notice of and to vote at the special meeting.

Voting; Quorum; Vote Required

On the record date, there were 24,281,873 shares of First Community common stock outstanding held by approximately 2,314 holders of record. Each holder of First Community common stock is entitled to one vote for each share of First Community common stock in that holder’s name on First Community’s books as of the record date on any matter submitted to the vote of the First Community shareholders at the special meeting. A majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at the meeting.

Approval of the proposal to amend the bylaws of First Community to increase the maximum number of directors on its board of directors from 12 to 15 will require the affirmative vote of a majority of the outstanding shares of First Community common stock entitled to vote.

Because the vote to approve the amendment to First Community’s bylaws is based upon the total number of outstanding shares of First Community common stock, the failure to submit a proxy card or to vote in person, or the abstention from voting by a shareholder, will have the same effect as a vote against the proposal.

At the close of business on the record date, the First Community directors beneficially owned, in the aggregate, approximately 2,335,662 shares of First Community common stock, allowing them to exercise approximately 9.6% of the voting power of First Community common stock entitled to vote at the First Community special meeting (which does not include shares issuable upon the exercise of stock options or shares held under First Community’s Deferred Compensation Plan which the directors and officers were not entitled to vote as of the record date). These shareholders have agreed to vote their shares in favor of the proposal to amend First Community’s bylaws, as more fully described in “The Merger Agreement—Shareholder Agreements” beginning on page 68.

Shareholders of First Community may vote their shares of common stock by attending the special meeting and voting their shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed self-addressed postage-paid envelope in a timely manner. If you vote by proxy, your proxy will be voted in accordance with the instructions you indicate on the proxy card, unless you revoke your proxy prior to the vote. The proxy also grants authority to the person designated in the proxy to vote in accordance with their own judgment if an unscheduled matter is properly brought before the meeting. If a written proxy card is signed by a shareholder of First Community and returned without instructions, the shares represented by the proxy will be voted “FOR” the proposal described above and any adjournment or postponement of the special meeting to solicit additional proxies.

Recommendation of the Board of Directors

THE FIRST COMMUNITY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE PROPOSAL TO AMEND FIRST COMMUNITY’S BYLAWS AND, IF NECESSARY, “FOR” ADJOURNMENT OR POSTPONEMENT OF THE MEETING.

A proxy solicited by the First Community board of directors may be revoked at any time before it is voted at the special meeting by:

•	giving written notice to the corporate secretary of First Community;

•	submission of a proxy bearing a later date filed with the corporate secretary of First Community at or before the meeting by mail; or

•	attending the special meeting and voting in person at the meeting.

While no other business is expected to be transacted at the special meeting other than the proposal to vote on the bylaws amendment, First Community shareholders may be asked to consider and act upon other business matters or proposals as may properly come before the special meeting or any adjournments or postponements thereof.

Adjournments

Although it is not anticipated, the special meeting may be adjourned for the purpose of soliciting additional proxies in favor of the proposal to amend the bylaws. Any adjournment of the special meeting may be made without notice, other than by an announcement made at the special meeting. Any adjournment of the special meeting for the purpose of soliciting additional proxies will allow First Community’s shareholders who have already sent in their proxies to revoke them at any time prior to their use.

First Community Shares Held in Street Name

First Community shareholders who hold their shares in “street name,” meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares how to vote their shares or obtain a proxy from the record holder to vote at the special meeting.

Brokers holding shares of First Community common stock as nominees will not have discretionary authority to vote those shares in the absence of instructions from the beneficial owners of those shares on the proposal to amend First Community’s bylaws. Accordingly, the failure to provide voting instructions to your broker will also have the same effect as a vote against the proposal to amend the bylaws.

Proxy Solicitation

The accompanying proxy is being solicited by the board of directors of First Community. First Community will bear the entire cost of solicitation of proxies from holders of its shares. In addition to the solicitation of proxies by mail, certain officers, directors and employees of First Community, without extra remuneration, may also solicit proxies in person, by telephone, by facsimile or otherwise. First Community will pay printing, postage and mailing costs for preparation and mailing of the joint proxy statement-prospectus to its shareholders. All other costs, including legal and accounting fees, shall be borne by the party incurring such costs.

THE MERGER

General

The boards of directors of First Community and Community Bancorp have unanimously approved the merger agreement providing for the merger of Community Bancorp with and into First Community and the subsequent merger of Community National Bank, a national banking association and wholly owned subsidiary of Community Bancorp, with and into First National Bank, a national banking association and wholly owned subsidiary of First Community.

Merger Consideration

The merger agreement provides for a fixed exchange ratio of 0.735 of a share of First Community common stock for each share of Community Bancorp common stock, subject to possible adjustment as described below.

An adjustment to the exchange ratio may occur if (1) the average closing price of First Community common stock (which we refer to as the First Community average closing price) measured over a 15 trading day period ending on the second trading day prior to the closing date of the merger (which we refer to as the closing measuring period) is greater than $66.69 or less than $49.29, and (2) the percentage increase or decline represented by the change between the First Community average closing price and an initial price for First Community common stock (specified as $57.99 in the merger agreement) is sufficiently disproportionate to the percentage increase or decline represented by the change between the average closing price for the KBW Bank Index over the closing measuring period and an initial KBW Bank Index price (specified as 111.48 in the merger agreement).

Specifically, if the First Community average closing price is greater than $66.69 per share, and that represents a 15% or greater increase over the change in the KBW Bank Index measured as described above, First Community may terminate the merger agreement unless Community Bancorp agrees to adjust the exchange ratio by multiplying the exchange ratio of 0.735 by the quotient obtained by dividing $66.69 by the First Community average closing price. On the other hand, if the First Community average closing price is less than $49.29 per share, and that represents a 15% or greater decline over the change in the KBW Bank Index measured as described above, Community Bancorp may terminate the merger agreement unless First Community agrees to adjust the exchange ratio by multiplying the exchange ratio of 0.735 by the quotient obtained by dividing $49.29 by the First Community average closing price.

For example, if the First Community average closing price is $68.00 per share and the average price for the KBW Bank Index is 114.00 (a more than 15% difference compared to the change in the First Community stock price) during the closing measuring period, then First Community may terminate the merger agreement unless Community Bancorp agrees to adjust the exchange ratio to 0.721. If the First Community average closing price is $75.00 per share and the average price for the KBW Bank Index is 130.0 (less than a 15% difference compared to the change in the First Community stock price) during the closing measuring period, then First Community may not terminate the merger agreement. Notwithstanding the foregoing, First Community will not have a right to terminate if First Community publicly announces that it has entered into a definitive agreement with respect to the acquisition of First Community by a third party.

As an additional example, if the First Community average closing price is $48.00 per share and the average price for the KBW Bank Index is 109.00 during the closing measuring period (a more than 15% difference compared to the change in the First Community stock price), then Community Bancorp may terminate the merger agreement unless First Community agrees to adjust the exchange ratio to 0.755. If the First Community average closing price is $40.00 per share and the average price for the KBW Bank Index is 90.00 (less than a 15% difference compared to the change in the First Community stock price) during the closing measuring period, then Community Bancorp may terminate the merger agreement unless First Community agrees to adjust the exchange ratio to 0.906.

Background of the Merger

Community Bancorp Inc., or Community Bancorp, has been providing commercial banking services through its wholly owned subsidiary, Community National Bank, to individuals and small to medium-sized businesses in San Diego and Riverside counties since 1985.

Community Bancorp has occasionally received informal inquiries with respect to proposed mergers or acquisitions through Gary W. Deems, chairman of the board, or Michael J. Perdue, president and chief executive officer. These inquires were discussed with Community Bancorp’s strategic alternatives committee (consisting of Mr. Deems, Mr. Baker, Mr. Perdue and Ms. Wilson), and Mr. Deems or Mr. Perdue kept the board of directors informed of these informal contacts. At the time of any such inquiry, the board and senior management of Community Bancorp determined that Community Bancorp would and should be receptive to offers that would maximize stockholder value consistent with its fiduciary duties, while at the same time continuing to build a successful and profitable banking franchise.

Informal contact between Community Bancorp and First Community occurred in November of 2004 between Mr. Deems and Mr. Perdue, on the one hand, and First Community’s chairman of the board, Mr. John M. Eggemeyer, and president and chief executive officer, Mr. Matthew P. Wagner. No agreement at that point was reached by the parties on a possible transaction and discussions were terminated.

In mid-2005 Mr. Perdue was contacted by another financial institution who expressed interest in acquiring Community Bancorp. After several discussions that occurred over the next few months with Mr. Perdue, Mr. Deems and the strategic alternatives committee, a verbal expression of interest was made by the other financial institution to acquire Community Bancorp through a 100% stock deal. After reviewing the proposal, the board of directors held discussions with its financial advisor concerning the combination, the future success of the companies and the current valuation of the other financial institution in the proposed transaction. The board of directors authorized further discussions and mutual due diligence. After due diligence, Community Bancorp and the other financial institution were not able to reach final agreement on various terms and conditions and discussions were terminated in early February 2006.

In February 2006, Mr. Wagner advised the executive committee of the First Community board of directors of First Community’s interest in holding discussions with Community Bancorp. On February 23, 2006, Mr. Wagner and Mr. Perdue held informal discussions concerning a possible transaction with First Community. Mr. Perdue informed Mr. Deems of the discussion with Mr. Wagner and passed along the information to Community Bancorp’s strategic alternatives committee.

On March 1, 2006, Community Bancorp received an expression of interest and non-binding preliminary term sheet from Castle Creek Financial on behalf of First Community. Community Bancorp also received a draft confidentiality agreement. Upon receiving the letter and confidentiality agreement, Mr. Perdue met with the strategic alternatives committee who decided that the offer was worth considering and authorized Mr. Perdue to execute the confidentiality agreement. The details of the letter and term sheet were discussed, which included a proposal to exchange shares of First Community common stock for all outstanding shares of Community Bancorp common stock, at a fixed price of $278.7 million in the aggregate or $43.00 per share of Community Bancorp common stock and with a floating exchange ratio to be determined based upon First Community’s common stock price prior to closing. The committee decided that a fixed price was not desirable and that in fact a fixed exchange ratio would be preferable in an all stock deal, with the value per Community Bancorp share allowed to float with the value of First Community’s stock until closing. At the committee’s direction, Mr. Perdue contacted Mr. Eggemeyer and they discussed the committee’s desire for a fixed exchange ratio.

On March 3, 2006, Community Bancorp received a revised non-binding preliminary expression of interest letter with a fixed exchange ratio of 0.735 of a share of First Community common stock for each share of Community Bancorp common stock, which represented a value of $44.39 per share or $285.2 million based upon the closing price of First Community common stock on March 2, 2006 of $60.40 per share. Mr. Perdue met with the strategic alternatives committee on March 6, 2006 and they discussed the letter and attached term sheet. After a lengthy discussion, the committee felt the offer was worth considering and that they should continue discussions with First Community.

On March 6, 2006, Mr. Wagner advised the First Community board of directors of the preliminary discussions with Community Bancorp, and the board authorized management to continue consideration of a proposed transaction and to conduct due diligence with respect to Community Bancorp.

Mr. Perdue met with Mr. Wagner on March 8, 2006 to discuss various issues with regard to the possible combination of the two organizations. On March 9, 2006, Mr. Deems, Mr. Perdue and Mr. Baker met with Mr. Eggemeyer and Mr. Wagner to discuss the transaction, the non-binding preliminary expression of interest letter and the preliminary term sheet. Various terms of the non-binding preliminary expression of interest and the strategic rationale for the transaction were discussed along with the performance of both institutions and the banking franchise that would be created by the transaction. The strategic alternatives committee then met that evening to discuss the non-binding preliminary expression of interest and transaction and the changes that they felt would be appropriate.

On March 16, 2006, a revised non-binding preliminary expression of interest letter was received from Castle Creek Financial incorporating the changes to the proposed terms and conditions that the strategic alternatives committee had requested. The committee reviewed the revised letter, determined that there was enough potential merit to justify further discussions and decided to discuss it with the full board of directors at the March board meeting.

On March 20, 2006, the strategic alternatives committee held a meeting in Scottsdale, Arizona with various board members and representatives of Community Bancorp’s, legal counsel and financial advisor. Along with Mr. Deems, Mr. Perdue and Mr. Baker, others in attendance were board members Mr. G. Bruce Dunn, Mr. Corey A. Seale and Mr. Gary M. Youmans, attorney John F. Stuart of Reitner, Stuart and Moore and Mr. Jeffrey Wishner and Mr. Bruce Rossignol from Keefe, Bruyette and Woods, Inc., or KBW. The proposed transaction was reviewed in detail by KBW and Mr. Stuart and a lengthy discussion led to a consensus that Community Bancorp should consider the proposed transaction, recommend pursuing the proposed transaction to the full board and conduct due diligence.

On March 29, 2006, the full board of directors met in executive session to review the non-binding preliminary expression of interest letter and the proposed transaction. In attendance were directors Mr. Deems, Mr. Baker, Mr. Perdue, Mr. Dunn, Mr. Seale, Mr. Youmans, Mr. Phillip D. Oberhansley, Mr. Robert H. S. Kirkpatrick, Mr. Alan L. Douglas, Mr. Thomas A. Page, Mr. Thomas E. Swanson and Ms. M. Faye Wilson. Mr. Stuart joined by telephone and Mr. Wishner and Mr. Rossignol from KBW were also in attendance. Mr. Deems and Mr. Perdue described for the board the discussions that had taken place with First Community over the last month and recapped the preliminary expression of interest letter including the proposed terms and conditions for a transaction. Mr. Deems then stated that the strategic alternatives committee had decided to retain KBW to render a fairness opinion if the discussions led to an agreement and turned the meeting over to the representatives of KBW. The representatives of KBW reviewed the transaction, the current market and pricing of similar transactions, the proposed multiples implied by the transaction and their financial model and merger analysis.

After a great deal of discussion among the board members, the board agreed unanimously to move forward with the scheduling of mutual due diligence, and directed the strategic alternatives committee to continue discussions with First Community concerning the non-binding preliminary expression of interest letter.

On Monday, April 3, 2006, Mr. Perdue met with Mr. Wagner to review various issues with respect to the proposed transaction.

On Monday, April 10, 2006, Mr. Perdue, with the approval of the strategic alternatives committee, executed on behalf of Community Bancorp an exclusivity agreement with First Community in connection with the possible negotiated transaction for a period ending the earlier of May 17, 2006 or the execution of a definitive agreement.

On April 5, 2006, First Community commenced preliminary due diligence with respect to Community Bancorp.

On April 19, 2006, the board of directors of Community Bancorp met in executive session to discuss the proposed transaction. Mr. Deems reported on First Community’s preliminary due diligence and reported on his discussions with representatives of First Community regarding that preliminary due diligence. He indicated that the strategic alternatives committee had met telephonically with Mr. Eggemeyer, Mr. Wagner and the chief financial officer and general counsel of First Community to discuss First Community’s due diligence and that the members of the committee were very impressed with First Community’s management team who they believed to be very professional and knowledgeable. Mr. Deems told the board that Community Bancorp would conduct its due diligence over the next few weeks, continue the negotiation of a definitive agreement and then report back to the board.

In the weeks following this meeting, the two institutions completed their due diligence with respect to each other and, through the course of several meetings and numerous discussions, negotiated the draft merger agreement. On May 3, 2006, the First Community board received updates from management concerning the status of the discussions between the parties.

On May 12, 2006, First Community’s board of directors held a special meeting to consider the proposed merger transaction with Community Bancorp, including the draft merger agreement. Representatives of management presented information on Community Bancorp and the proposed merger with Community Bancorp and on the results of First Community’s due diligence with respect to Community Bancorp. After a lengthy discussion, the First Community board of directors authorized management to complete negotiation of the merger and merger agreement with Community Bancorp and enter into the merger agreement.

At a special meeting of the Community Bancorp board on May 15, 2006, Community’s legal counsel, Mr. John Stuart of Reitner, Stuart and Moore, carefully reviewed the legal aspects of the merger, the terms and provisions of the merger agreement and the directors’ duties and responsibilities in connection with the proposed transaction. Mr. Wishner reviewed the financial aspects of the merger and delivered his firm’s opinion that the consideration to be received by the Community Bancorp stockholders in the merger was fair to those stockholders from a financial point of view. The due diligence team reported on their findings with respect to First Community. The Community Bancorp board of directors then unanimously determined that the merger agreement and the merger are fair and in the best interests of Community Bancorp and its stockholders and approved the merger agreement.

The merger agreement was executed on the evening of May 15, 2006 by both parties and the merger was publicly announced before the opening of the markets on May 16, 2006.

Recommendation of, and Factors Considered by, Community Bancorp’s Board of Directors

The Community Bancorp board believes that the terms of the merger are fair to, and are in the best interests of, Community Bancorp and its stockholders and recommends that the stockholders of Community Bancorp vote FOR adoption of the merger agreement.

At a meeting of Community Bancorp’s board of directors on May 15, 2006, after due consideration, the board:

•	determined that the merger agreement and the merger are fair and in the best interests of Community Bancorp and its stockholders; and

•	approved the merger agreement.

In reaching its conclusion to proceed with the merger and recommend adoption of the merger agreement to its stockholders, Community Bancorp’s board of directors considered information and advice from several specialists, including investment bankers and legal advisors. All material factors considered by Community Bancorp’s board of directors have been disclosed. In approving the merger agreement, the board of directors considered a number of factors, including the following, without assigning any specific or relative weights to the factors:

•	Its understanding of Community Bancorp’s business, operations, financial condition, earnings and prospects and of First Community’s business, operations, financial condition, earnings and prospects, taking into account Community Bancorp’s due diligence review of First Community.

•	Its view that the consideration provided for in the merger agreement represents fair consideration.

•	Its view that the terms of the merger agreement and other documents to be executed in connection with the merger, including the fixed exchange ratio, the closing conditions and termination rights, are fair.

•	Its view that the capital of the consolidated institution will provide a better opportunity to expand and leverage the overall expense structure of the consolidated company.

•	The implied value represented by the exchange ratio provided for in the merger agreement relative to the current market price and historical trading prices of Community Bancorp and First Community and the board’s determination that the implied value represented a substantial premium for Community Bancorp’s stockholders;

•	The significance of a fixed exchange ratio structure and that such a structure would more properly reflect the long-term value assessment of the Community Bancorp board of directors than would a structure under which short-term market volatility could impact the parties’ contractual obligations.

•	The current and prospective economic environment and increasing regulatory and competitive burdens and constraints facing financial institutions generally.

•	The consolidation occurring in the banking industry and the increased competition from other financial institutions in California.

•	The similarity of cultures and other attributes of Community Bancorp and First Community.

•	The liquidity of First Community common stock.

•	The opportunity for Community Bancorp stockholders to participate in the potential future growth in value of the combined company as First Community shareholders following the merger.

•	The board of director’s review, with its legal and financial advisors, of alternatives to the merger, the range and possible value to Community Bancorp’s stockholders obtainable through such alternatives and the timing and likelihood of the alternatives.

•	Presentations by members of Community Bancorp’s senior management, including the results of their due diligence review of First Community.

•	The expected treatment of the merger as a tax-free reorganization for U.S. federal income tax purposes, which the board concluded would be beneficial for Community Bancorp’s stockholders.

•	The expertise of First Community’s management, its competitive position in the geographic markets and the proximity and overlap of the geographic markets served by First Community and Community Bancorp.

•	The capacities of First Community and Community Bancorp for enhanced operating business, operations, financial condition, earnings and prospects efficiencies.

•	The financial analyses and presentation of Community Bancorp’s investment banking firm and its opinion that the consideration to be received by Community Bancorp stockholders in the merger is fair, from a financial point of view, to those stockholders.

•	The likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals.

•	The role Community Bancorp’s current management would play in the management of one of First Community’s subsidiaries and that two members of Community Bancorp’s board would become members of First Community’s board.

The Community Bancorp board of directors also identified and considered a number of risks and uncertainties in its deliberations concerning the merger, including the following;

•	The possible disruption to Community Bancorp’s business that may result from the announcement of the transaction and the resulting distraction of its management’s attention from the day-to-day operations of Community Bancorp’s business.

•	The difficulty inherent in integrating two businesses and the risk that the cost efficiencies, synergies and other benefits expected to be obtained in the transaction may not be fully realized.

•	The interests of Community Bancorp’s executive officers and directors with respect to the merger apart from their interests as holders of Community Bancorp common stock, and the risk that these interests might influence their decision with respect to the merger.

•	The restrictions contained in the merger agreement on the operation of Community Bancorp’s business during the period between the signing of the merger agreement and completion of the merger.

•	The termination fee to be paid to First Community if the merger agreement is terminated under certain circumstances and that such fee could have the effect of discouraging other parties that might be interested in a transaction with Community Bancorp from proposing such a transaction.

•	The possibility that the merger might not be completed and the effect of the resulting public announcement of termination of the merger agreement on, among other things, Community Bancorp’s operating results, particularly in light of the costs incurred in connection with the transaction.

Community Bancorp does not intend the foregoing discussion of the factors considered by the board of directors of Community Bancorp to be exhaustive, but does believe it includes the material factors considered. The board of directors of Community Bancorp did not attempt to analyze the fairness of the exchange ratio in isolation from its consideration of the businesses of Community Bancorp and First Community, the strategic merits of the merger or the other considerations referred to above.

Opinion of Community Bancorp’s Financial Advisor

Keefe, Bruyette & Woods, Inc., or KBW, has acted as financial advisor to Community Bancorp in connection with the merger. Community Bancorp selected KBW because KBW is a nationally recognized investment-banking firm with substantial experience in transactions similar to the merger and is familiar with Community Bancorp and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

On May 15, 2006, Community Bancorp’s board of directors held a special meeting to approve the merger agreement. At that meeting, KBW rendered an oral and written opinion that, as of that date and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration to be received by Community Bancorp’s stockholders in the merger (an exchange ratio of 0.735 of a share of First Community common stock for each share of Community Bancorp common stock outstanding and cash of like amount for the unexercised stock options outstanding) was fair to the stockholders from a financial point of view.

The full text of KBW’s written opinion is attached as Appendix B to this document and is incorporated herein by reference. Community Bancorp stockholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by KBW.

KBW’s opinion is directed to the Community Bancorp board and addresses only the fairness, from a financial point of view, of the merger consideration to Community Bancorp’s stockholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Community Bancorp stockholder as to how the stockholder should vote at the Community Bancorp special meeting on the merger agreement or any related matter.

•	In rendering its opinion, KBW:

•	reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of First Community for the three years ended December 31, 2005;

•	annual reports to stockholders and Annual Reports on Form 10-K of Community Bancorp for the three years ended December 31, 2005;

•	recent quarterly reports on Form 10-Q of First Community;

•	recent quarterly reports on Form 10-Q of Community Bancorp;

•	other recent communications from Community Bancorp and First Community;

•	other financial information concerning the businesses and operations of Community Bancorp and First Community furnished to KBW by Community Bancorp and First Community for the purposes of KBW’s analysis;

•	certain publicly available information concerning the trading of, and the trading market for, the common stock of Community Bancorp and First Community;

•	certain publicly available information with respect to publicly traded companies and the nature and terms of certain other transactions that KBW considered relevant to its inquiry; and

•	held discussions with members of senior management of Community Bancorp and First Community regarding:

•	past and current operations, financial condition and regulatory relationships of the respective companies,

•	future prospects of the respective companies, and

•	the strategic objective of the merger and certain other benefits of the merger;

•	reviewed the market prices, valuation multiples, publicly reported financial conditions and results of operations for Community Bancorp and for First Community and compared them with those of certain publicly traded companies that KBW deemed to be relevant; and

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that KBW deemed to be relevant; and

•	performed such other analyses that it considered appropriate.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to KBW or that was discussed with, or reviewed by or for KBW, or that was publicly available. KBW did not assume any responsibility to verify such information independently. KBW assumed that the financial and operating forecasts for Community Bancorp and First Community provided by managements of Community Bancorp and First Community have been reasonably prepared and reflect the best currently available estimates and judgments of senior management of Community Bancorp and First Community as to the future financial and operating performance of Community Bancorp and First Community. KBW assumed, without independent verification, that the aggregate allowances for loan and lease losses for Community Bancorp are adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of First Community or Community Bancorp, and KBW did not examine any books and records or review individual credit files.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers; and

•	in the course of obtaining the necessary regulatory, contractual or other consents or approvals for the merger, no restrictions, including any divestiture requirements or amendments or modifications will be imposed that will have a material adverse effect on the future results of operations or financial condition of Community Bancorp, First Community or the combined entity, as the case may be, or the contemplated benefits of the merger.

KBW’s opinion is not an expression of an opinion as to the prices at which shares of Community Bancorp common stock or First Community common stock will trade following the announcement of the merger or the actual value of First Community common stock when issued pursuant to the merger, or the prices at which First Community common stock will trade following the completion of the merger.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of KBW, Community Bancorp and First Community. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Community Bancorp board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as solely determinative of the decision of the Community Bancorp board or management of Community Bancorp with respect to the fairness of the merger consideration.

Summary of Analyses by KBW

The following is a summary of the material analyses presented by KBW to the Community Bancorp board of directors on May 15, 2006, in connection with its written opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the Community Bancorp board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone are not a complete description of the financial analyses.

Transaction Overview. In providing an overview of the merger, KBW noted that while the merger consideration of $279.3 million is calculated based on a fixed exchange ratio of 0.735 of a share of First Community common stock per share of Community Bancorp common stock, the aggregate transaction value will fluctuate based upon changes in First Community’s stock price prior to closing. The transaction value per share of Community Bancorp common stock of $43.53 was based on First Community’s closing price of $59.23 on May 9, 2006. Holders of options to acquire shares of Community Bancorp common stock that do not exercise their options prior to close will receive cash in an amount equal to the product of (i) the 0.735 exchange ratio and (2) the average closing price for First Community common stock for the 15 trading day period ending two business days prior to the closing date of the merger, less the strike price of the option. Completion of the transaction is subject to the approval of Community Bancorp’s stockholders, required regulatory approvals and other conditions.

Transaction Pricing Multiples. KBW calculated the following multiples:

Transaction Multiples (Community Bancorp data as of 3/31/06)
Price/Last 12 Months’ EPS ($2.28)	19.1	x
Price/FY 2006 Management’s Proj. EPS ($2.55)	17.1	x
Price/FY 2007 Management’s Proj. EPS ($2.85)	15.3	x
Price/Book Value per Share ($16.64)	2.62	x
Price/Tangible Book Value per Share ($9.13)	4.77	x
Premium to Market Price ($36.43)	19.5%
Tangible Premium/Core Deposits	41.7%

Selected Transaction Analysis. KBW reviewed certain financial data related to California bank transactions announced between January 1, 2005 to May 9, 2006. Those transactions were as follows:

Acquiror	Acquiree
Vineyard National Bancorp	Rancho Bank
Placer Sierra Bancshares	Southwest Community Bancorp
Umpqua Holdings Corp.	Western Sierra Bancorp
Wescom Credit Union	Silvergate Capital Corp.
Bank of East Asia Ltd.	National American Bancorp
First Community Bancorp	Foothill Independent Bancorp
ICB Financial	Western State Bank
Commercial Capital Bancorp	CalNet Business Bank NA
Rabobank Nederland	Central Coast Bancorp
First Community Bancorp	Cedars Bank
East West Bancorp Inc.	United National Bank
First Community Bancorp	Pacific Liberty Bank
MetroCorp Bancshares Inc.	First United Bank
First Banks Inc.	International Bank of California
First Community Bancorp	First American Bank
Community Bancorp Inc.	Rancho Bernardo Community Bank
Landmark National Bank	Legacy Bank NA
Pacific Capital Bancorp	First Bancshares Inc.
FCB Bancorp	South Coast Bancorp Inc.

In addition, KBW reviewed certain financial data related to national bank transactions announced between January 1, 2005 to May 9, 2006 with aggregate transaction values greater than $150 million and less than $500 million. Those transactions were as follows:

Acquiror	Acquiree
MB Financial Inc.	First Oak Brook Bancshares
TD Banknorth Inc.	Interchange Financial Services
Trustmark Corp.	Republic Bancshares of Texas
Placer Sierra Bancshares	Southwest Community Bancorp
Umpqua Holdings Corp.	Western Sierra Bancorp
Grupo Financiero Banorte	INB Financial Corporation
Marshall & Ilsley Corp.	Trustcorp Financial Inc.
First Community Bancorp	Foothill Independent Bancorp
First Midwest Bancorp Inc.	Bank of Calumet Inc.
Prosperity Bancshares Inc.	SNB Bancshares Inc.
Susquehanna Bancshares Inc.	Minotola National Bank
Rabobank Nederland	Central Coast Bancorp
New York Community Bancorp	Atlantic Bank of New York
Pinnacle Financial Partners	Cavalry Bancorp Inc.
Compass Bancshares Inc.	TexasBanc Holding Company
Synovus Financial Corp.	Riverside Bancshares Inc.
Fulton Financial Corp.	Columbia Bancorp
East West Bancorp Inc.	United National Bank
Associated Banc-Corp.	State Financial Services Corp.
Mercantile Bankshares Corp.	Community Bank of N. Virginia
Willow Grove Bancorp Inc.	Chester Valley Bancorp Inc.

For the purpose of this analysis, transaction multiples from the merger were derived from the $43.53 implied per share deal value at May 9, 2006 and financial data as of March 31, 2006 for Community Bancorp. KBW compared these results with the multiples implied by the selected transactions listed above. The results of KBW’s calculations and the analysis are set forth in the following table.

	First Community/Community Bancorp Transaction		CA Bank Transactions 2005-2006 Median		National Bank Transactions 2005-2006 with Transaction Value b/n $150 & $500 mln Median
Deal Price / Book Value	2.62	x	2.63	x	3.00	x
Deal Price / Tangible Book Value	4.77	x	2.82	x	3.25	x
Deal Price / Trailing 12 Months Earnings per Share	19.1	x	20.0	x	22.2	x
Premium to Market Value	19.5%		16.9%		16.6%
Deal Premium / Core Deposits	41.7%		22.2%		26.4%

No company or transaction used as a comparison in the above analysis is identical to Community Bancorp, First Community or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies

Discounted Cash Flow Analysis. KBW estimated the present value of Community Bancorp’s common stock based on a continued independence scenario by calculating the present value of the Community Bancorp projected cash flows. KBW’s analysis assumes that excess capital above a 7.0% tangible equity/tangible assets ratio represents free cash flow available for dividends. For purposes of this analysis, a discount rate was calculated based on a model assessing a risk-free interest rate plus a market-based risk adjustment resulting in a range of discount rates of 12.5% to 17.5%. KBW relied on financial projections provided by Community Bancorp management and assumed a terminal value of 14 to 16 times projected earnings. The analysis resulted in a range of values from $29.29 to $39.96 per Community Bancorp share of common stock.

The discounted cash flow present value analysis is a widely used valuation methodology but it relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The KBW analysis did not purport to be indicative of the actual values or expected values of Community Bancorp common stock.

Pro Forma Earnings and Capital Impact Analysis. KBW performed a pro forma financial analysis for the merger. Assumptions regarding the core deposit intangible amortization and cost savings were used to calculate the projected financial impact that the merger would have on certain pro forma financial results of Community Bancorp and First Community. The following assumptions were made:

•	100% common stock consideration, based on a fixed exchange ratio, with a cash out of options, resulting in 94.0% stock and 6.0% cash consideration on a fully diluted basis;

•	Cost savings of 35% of Community Bancorp’s projected non-interest expense, or $12.5 million in pre-tax cost savings;

•	Core deposit intangibles equal to $12.0 million, or 2.0% of Community Bancorp’s core deposits, amortized using sum-of-the-years digits over 8 years;

•	6.0% cost of cash;

•	$7.0 million in restructuring and closing costs;

•	First Community’s pro forma financial information for the Foothill Independent Bancorp, or Foothill, acquisition; and

•	December 31, 2006 closing date for the Community Bancorp transaction.

	Community Bancorp Accretion	First Community Accretion
2007 GAAP EPS accretion	9.2%	3.9%
2008 GAAP EPS accretion	8.4%	4.2%

KBW analyzed the pro forma capital impact to First Community arising from the Community Bancorp and Foothill transactions.

Quarter Ended March 31,	First Community Stand-Alone	Pro Forma Capital Impact
2007 Leverage Ratio	10.5%	10.1%
2007 Tier 1 Capital Ratio	10.4%	10.1%
2007 Total Capital Ratio	11.4%	11.0%

KBW also calculated the year end 2007 projected pro forma tangible book value accretion/dilution to First Community, while including the Community Bancorp and Foothill transactions.

Year Ended December 31,	First Community Pro Forma Impact
2007 Tangible Book Value/Share	$16.31

Year Ended December 31,	First Community Pro Forma Impact
2007 Tangible Book Value/Share	(4.1)%

KBW analyzed the pro forma dividend impact to Community Bancorp assuming a specified payout ratio for First Community.

Community Bancorp Accretion
2007 Dividend/Share	37.0%
2008 Dividend/Share	27.1%

Contribution analysis. KBW analyzed the relative contribution of each of Community Bancorp and First Community to certain pro forma balance sheet and income statement items of the combined entity. KBW compared the relative contribution of balance sheet and income statement items with the estimated pro forma ownership percentage Community Bancorp stockholders would represent in First Community pro forma. The results of KBW’s analysis are set forth in the following table (which also reflects completion of the Foothill acquisition). The information provided in the table below is as of March 31, 2006, except for market capitalization information which is based on the closing share prices as of May 9, 2006.

Category	First Community	Community Bancorp
Assets	83.9%	16.1%
Market Capitalization	87.0%	13.0%
Deposits	82.2%	17.8%
Common Equity	89.6%	10.4%
Tangible Equity	84.7%	15.3%
Loan Loss Reserves	78.8%	21.2%
2006e Net Income	84.8%	15.2%
2007e Net Income	85.7%	14.3%
Median Contribution of Above Measures	84.7%	15.3%
Implied Stock Ownership	85.0%	15.0%

Other Analyses. KBW compared the relative financial and market performance of Community Bancorp to a variety of relevant industry peer groups and indices.

As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Community Bancorp and First Community. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Community Bancorp and First Community for KBW’s own account and for the accounts of its customers.

Community Bancorp and KBW have entered into an engagement agreement relating to the services to be provided by KBW in connection with the merger. Community Bancorp will pay to KBW at the time the merger is completed a cash fee equal to $1,425,000 less the $25,000 that has already been paid to KBW in the form of a retainer and the progress payment of $200,000 to be paid upon mailing of this joint proxy statement-prospectus. Pursuant to the KBW engagement agreement, Community Bancorp also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify it against certain liabilities, including liabilities under the federal securities laws.

Reasons of First Community for the Merger

The merger will enable First Community to expand and strengthen its community banking presence in San Diego and Riverside Counties in California by adding 12 branches with a strong customer base and compatible loan portfolio. During its deliberation regarding the approval of the merger agreement, the board of directors of First Community considered a number of factors, including, but not limited to, the following:

•	the geographic market in which Community Bancorp operates;

•	the culture of Community Bancorp and the reputation of Community Bancorp for community banking and financial services;

•	the compatibility of the merger with the long-term community banking strategy of First Community;

•	addition of complementary branches which expand First Community’s footprint in San Diego and Riverside Counties and the increase in the number of locations from which to offer its banking products and services to the combined customer bases of First Community and Community Bancorp;

•	the ability of the combined company to offer a broader array of products and services to Community Bancorp’s customers;

•	potential opportunities to reduce operating costs and enhance revenue; and

•	First Community management’s prior record of integrating acquired financial institutions.

The foregoing discussion of the factors considered by First Community’s board is not intended to be exhaustive, but is believed to include all material factors considered by First Community’s board. In view of the wide variety of the factors considered in connection with its evaluation of the merger and the complexity of these matters, First Community’s board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of First Community’s board may have given different weight to different factors. First Community’s board of directors conducted an overall analysis of the factors described above including thorough discussions with, and questioning of, First Community management and First Community’s legal advisors, and considered the factors overall to be favorable to and support its determination.

Regulatory Approvals Required for the Merger

The closing of the merger is conditioned upon the receipt of all approvals of regulatory authorities required for the merger and the bank merger without the imposition of any restrictions or conditions that would reasonably be expected to (1) have a material adverse effect on Community Bancorp, (2) restrict the business of First Community or any of its subsidiaries in a manner that would have a material adverse effect following the closing with respect to Community Bancorp, First National Bank or Pacific Western National Bank, which are First Community’s two principal bank subsidiaries, or (3) require the sale by Community Bancorp, First National Bank or Pacific Western National Bank of any material portion of their respective assets. Under the terms of the merger agreement, First Community and Community Bancorp have agreed to use their reasonable best efforts to obtain all necessary permits, consents, approvals and authorizations from any governmental authority necessary, proper or advisable to consummate the merger.

On July 11, 2006, First Community and Community Bancorp obtained the approval of the OCC for the bank merger contemplated hereby. In addition, the Federal Reserve Bank of San Francisco must confirm that prior approval of the Board of Governors of the Federal Reserve System is not required under the Bank Holding Company Act. A request for such exemption and confirmation will be filed in due course.

Material United States Federal Income Tax Considerations of the Merger

In the opinion of Sullivan & Cromwell LLP, counsel to First Community, and Katten Muchin Rosenman LLP, special tax counsel to Community Bancorp, the following section describes the anticipated material United States federal income tax consequences of the merger to holders of Community Bancorp common stock. This discussion addresses only those Community Bancorp stockholders that hold their Community Bancorp common stock as a capital asset within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (which we refer to in this section as the Code) and does not address all the United States federal income tax consequences that may be relevant to particular Community Bancorp stockholders in light of their individual circumstances or to Community Bancorp stockholders that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold Community Bancorp common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	persons who are not citizens or residents of the United States; and

•	stockholders who acquired their shares of Community Bancorp common stock through the exercise of an employee stock option or otherwise as compensation.

Also, this discussion does not address the consequences of the application of the mark-to-market rules of the Code, such as those contained in section 475 of the Code insofar as they relate to a close of a taxable year caused by the merger.

The following is based upon the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to the income tax, are not addressed in this document. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within our control. You are strongly encouraged to consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

In rendering their opinions, Sullivan & Cromwell LLP and Katten Muchin Rosenman LLP have relied upon representations of Community Bancorp and First Community and upon customary assumptions, including the assumption that the merger will be consummated in accordance with the terms of the merger agreement. Neither of these tax opinions will be binding on the Internal Revenue Service. Neither First Community nor Community Bancorp intends to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the merger.

Tax Consequences of the Merger Generally. The merger will qualify as a reorganization within the meaning of section 368(a) of the Code. As a consequence:

•	no gain or loss will be recognized by First Community or Community Bancorp;

•	no gain or loss will be recognized by stockholders of Community Bancorp who receive shares of First Community common stock in exchange for shares of Community Bancorp common stock in the merger (except with respect to any cash received in the merger instead of fractional share interests in First Community common stock, which is discussed below under “—Cash Received Instead of or Fractional Share of First Community Common Stock”);

•	the aggregate basis of the First Community common stock received in the merger will be the same as the aggregate basis of the Community Bancorp common stock for which it is exchanged, less any basis attributable to fractional share interests in First Community common stock for which cash is received; and

•	the holding period of First Community common stock received in exchange for shares of Community Bancorp common stock in the merger will include the holding period of the Community Bancorp common stock for which it is exchanged.

Cash Received Instead of a Fractional Share of First Community Common Stock. A stockholder of Community Bancorp who receives cash instead of a fractional share of First Community common stock in the merger will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by First Community. As a result, a Community Bancorp stockholder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Tax Opinions as Condition to Merger. We will not be obligated to complete the merger unless First Community receives a further opinion of Sullivan & Cromwell LLP and Community Bancorp receives a further opinion of Katten Muchin Rosenman LLP, each in form and substance reasonably satisfactory to us, and dated as of the date of completion of the merger, concluding to the effect that, for U.S. federal income tax purposes, the merger will be treated as a reorganization within the meaning of section 368(a) of the Code, and that each of First Community and Community Bancorp will be a party to that reorganization within the meaning of section 368(b) of the Code. In rendering their opinions, counsel will require and rely upon representations contained in certificates of officers of First Community and Community Bancorp.

Backup Withholding and Information Reporting. Payments of cash to a holder of Community Bancorp common stock instead of a fractional share of First Community common stock may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies will applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

The foregoing discussion does not address tax consequences which may vary with, or are contingent on, your individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular United States federal, state, local or foreign income or other tax consequences to you of the merger.

Accounting Treatment

The merger will be accounted for as a purchase for financial accounting purposes in accordance with accounting principles generally accepted in the United States. For purposes of preparing First Community’s consolidated financial statements, First Community will establish a new accounting basis for Community Bancorp’s assets and liabilities based upon their fair values, the merger consideration and the costs of the merger as of the acquisition date. First Community will record any excess of cost over the fair value of the net assets acquired, including any intangible assets, of Community Bancorp as goodwill. A final determination of the intangible asset values and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. First Community will determine the fair value of Community Bancorp’s assets and liabilities and will make appropriate purchase accounting adjustments, including the fair value of any intangible assets, upon completion of the merger.

Interests of Certain Persons in the Merger

In considering the recommendation of the Community Bancorp board of directors, you should be aware that certain members of Community Bancorp management have certain interests in the transactions contemplated by the merger agreement that are in addition to the interests of Community Bancorp’s stockholders generally, which may create potential conflicts of interest. The Community Bancorp board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the contemplated transactions.

Ownership of Community Bancorp Common Stock

As of the record date, Community Bancorp’s executive officers and directors beneficially owned, in the aggregate, approximately 868,520 shares, or approximately 14.1% of Community Bancorp common stock outstanding (which percentage does not include options to purchase a total of 201,976 shares of Community Bancorp common stock). On consummation of the merger, Community Bancorp’s executive officer and directors (1) will receive for their shares of Community Bancorp common stock, the same merger consideration per share that all of the other Community Bancorp stockholders will receive for their Community Bancorp shares and (2) like other holders of options to purchase Community Bancorp shares, will be entitled to receive, in exchange for cancellation of their options, cash equal to the amount by which the merger price per share exceeds the exercise price of their option shares.

Shareholder Agreements

Mark N. Baker, Gary W. Deems, Alan L. Douglas, G. Bruce Dunn, Robert H.S. Kirkpatrick, Philip D. Oberhansley, Thomas A. Page, Michael J. Perdue, Corey A. Seale, Thomas E. Swanson, M. Faye Wilson and Gary M. Youmans, in their capacities as shareholders of Community Bancorp, have separately entered into shareholder agreements with First Community in which they have agreed to vote all shares of Community Bancorp common stock that they owned as of the date of their respective agreements, and that they may subsequently acquire, in favor of adoption of the merger agreement and the transactions contemplated therein. As of the record date, these stockholders owned, in the aggregate, 868,520 of the outstanding shares of the common stock of Community Bancorp, allowing them to exercise approximately 14.1% of the voting power of Community Bancorp common stock (which does not include shares issuable upon the exercise of stock options that were not outstanding as of the record date).

Indemnification; Directors and Officers Insurance

For a period of four years following the effective time of the merger, First Community has agreed to indemnify present and former directors and officers of Community Bancorp in connection with any claim arising out of actions or omissions occurring at or prior to the effective time to the fullest extent that Community Bancorp is permitted to indemnify its directors and officers. In addition, First Community is obligated, for four years from the effective time, to use its commercially reasonable efforts to provide the portion of director’s and officer’s liability insurance that serves to reimburse the present and former directors and officers of Community Bancorp on terms and conditions comparable to those provided by Community Bancorp; provided, however, that First Community is not required to spend on an annual basis more than 100% of the current amount spent by Community Bancorp to procure such insurance coverage.

Change in Control

In June 2004, Community Bancorp and/or Community National entered into amended employment agreements with Michael J. Perdue (president) and Gary M. Youmans (executive vice president, SBA division) as well as a new employment agreement with Richard M. Sanborn (executive vice president, chief administrative officer). These agreements provide that, upon (i) a “change in control” and (ii) a termination without cause or a “resignation with good reason” within 24 months of such “change in control,” the executive officer will be entitled to a lump sum payment equal to 18 months of compensation (24 months in the case of Mr. Perdue) at the base salary rate then in effect plus an amount equal to all bonuses paid in the year prior to the “change of control.” First Community and Community Bancorp have agreed that the payments provided for in such agreements will be paid out to the respective executive officers at the effective time of the merger.

Continuing Employment Arrangements

In connection with the merger, Messrs. Perdue, Youmans and Sanborn have been offered at-will employment with First National Bank, a banking subsidiary of First Community. The offer letters for these individuals provide that they will hold the positions of president and chief executive officer, executive vice president and manager of the SBA group and executive vice president and chief banking officer of First National Bank, respectively, with annual salaries of $310,000, $150,000 and $190,000, respectively. Each of the employment arrangements also provides for certain change in control benefits in the event of the change in control of First Community, participation in various benefit programs, participation in the executive incentive bonus plan, automobile allowance and receipt of restricted stock awards from First Community. Messrs. Perdue, Youmans and Sanborn will receive 30,000, 5,000 and 7,500 restricted stock awards, respectively, which are subject to certain performance vesting requirements. In addition, Mr. Sanborn will receive 5,512 shares or a cash payment equal to such value at closing.

Other officers and employees of Community National will become at the effective time of the merger officers and employees of First National Bank, and as such will be entitled to participate in employee benefits and benefit programs of First National Bank on substantially the same terms and conditions as similarly situated officers and employees of First National Bank. Community Bancorp has adopted a severance policy by which all employees of Community National who were not offered employment with First National Bank following the effective time of the merger will receive certain severance benefits.

In addition, First Community has previously announced that following completion of the conversion of Pacific Western Bank into a California state-chartered bank and the merger of First National into Pacific Western Bank, as described under the section entitled “Information about First Community—Recent Developments” beginning on page 69, Mr. Perdue will become president of First Community. Additionally, Mr. Perdue will become the president of Pacific Western and join its board of directors.

Payments to Non-Continuing Community Bancorp Directors

In connection with the merger, First Community will permit the payment of $35,000 to each non-employee director of Community Bancorp reflecting the approximate economic value of certain stock awards which would have otherwise been received by such directors for their services during 2006.

Appointment to the Board of Directors of First Community

Upon consummation of the merger, Gary W. Deems, Chairman of Community Bancorp, and Mark N. Baker, director of Community Bancorp, will be appointed to the board of directors of First Community. As a non-employee director of First Community, each of Messrs. Deems and Baker will receive annual compensation for service on the First Community board during his term of office as a First Community director, which is currently set at $50,000. The compensation paid to directors for service on the First Community board is paid quarterly. Although First Community does not pay a per board meeting fee or a per committee meeting fee, it reimburses directors for their reasonable travel, lodging, food and other expenses incurred in connection with their service on the board of directors.

Restrictions on Resales by Affiliates

The shares of First Community common stock to be issued to Community Bancorp stockholders in the merger will be registered under the Securities Act of 1933. These shares may be traded freely and without restriction by those stockholders not deemed to be “affiliates” of Community Bancorp. An affiliate of a corporation, as defined for purposes of the Securities Act of 1933, as amended, or the Securities Act, is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, that corporation and generally may include Community Bancorp directors, executive officers and major shareholders. Any subsequent transfer of First Community common stock by an affiliate of Community Bancorp must be either permitted by the resale provisions of Rule 145 promulgated under the Securities Act or otherwise permitted under the Securities Act.

Method of Effecting the Combination

First Community may at any time change the method of effecting the acquisition of Community Bancorp and Community National Bank. However, no change may: (1) alter or change the amount or kind of consideration to be issued to holders of the common stock of Community Bancorp, as provided for in the merger agreement; (2) adversely affect the tax treatment the Community Bancorp stockholders as a result of receiving the merger consideration; (3) materially impede, delay or prevent completion of the transactions contemplated by the merger agreement; or (4) otherwise be materially prejudicial to the interests of Community Bancorp stockholders.

Effective Time

The effective time of the merger will be the time and date when the merger becomes effective, as set forth in the agreement of merger that will be filed with the California Secretary of State and the certificate of merger that will be filed with the Delaware Secretary of State on the closing date of the merger. The closing date will occur on the later to occur of the date: (1) on which the articles of merger have been duly filed with the California Secretary of State and (2) on which the certificate of merger has been duly filed with the Delaware Secretary of State. Notwithstanding the foregoing, the closing date may be set on any other date on which the parties may mutually agree.

We anticipate that the merger will be completed in the fourth quarter of 2006. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying other conditions to the merger. See “—Regulatory Approvals Required for the Merger” and “The Merger Agreement—Conditions to Consummation of the Merger.”

Treatment of Options

Prior to the consummation of the merger, the Community Bancorp board of directors will take such actions as may be necessary such that immediately prior to the effective time each option of Community Bancorp, whether or not then exercisable, will be cancelled, in exchange for which each Community Bancorp option holder will receive an amount in cash, without interest, equal to the number of Community Bancorp shares that may be purchased under his or her option, multiplied by the arithmetic difference between (1) the exercise price of that option and (2) the product of the merger exchange ratio and the average closing price for First Community common stock for the fifteen trading day period ending two business days prior to the closing date of the merger, less applicable taxes required to be withheld with respect to that cash payment.

Declaration and Payment of Dividends

Holders of Community Bancorp common stock will accrue but will not be paid dividends or other distributions declared after the effective time with respect to First Community common stock into which their shares have been converted until they surrender their Community Bancorp stock certificates for exchange after the effective time. Upon surrender of those certificates after the effective time, the combined company will pay any unpaid dividends or other distributions, without interest. After the effective time, there will be no transfers on the stock transfer books of Community Bancorp of shares of Community Bancorp common stock issued and outstanding immediately prior to the effective time. If certificates representing shares of Community Bancorp common stock are presented for transfer after the effective time, they will be cancelled and exchanged for certificates representing the applicable number of shares of First Community common stock.

In the merger agreement, the parties have agreed to coordinate the declaration, setting of record dates and payment dates of dividends on shares of Community Bancorp common stock and First Community common stock so that holders of shares of Community Bancorp common stock do not receive dividends on both shares of Community Bancorp common stock and shares of First Community common stock received in the merger in respect of the calendar quarter in which the closing of the merger occurs or fail to receive a dividend on either shares of Community Bancorp common stock or shares of First Community common stock received in the merger in respect of such calendar quarter.

No Fractional Shares

No fractional shares of First Community common stock will be issued to any stockholder of Community Bancorp upon completion of the merger. For each fractional share that would otherwise be issued, First Community will pay cash in an amount equal to the fraction of a share of First Community common stock which the holder would otherwise be entitled to receive multiplied by the average closing price for First Community common stock for the fifteen trading day period ending two business days prior to the closing date of the merger. No interest will be paid or accrue on cash payable to holders of those certificates in lieu of fractional shares.

None of First Community, Community Bancorp, the exchange agent or any other person will be liable to any former stockholder of Community Bancorp for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

If a certificate for Community Bancorp stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon the making of an affidavit by the person claiming that loss, theft or destruction and the posting of a bond in an amount reasonably necessary as indemnity against any claim that may be made against First Community with respect to that lost certificate.

For a description of First Community common stock and a description of the differences between the rights of the holders of Community Bancorp common stock, on the one hand, and the holders of First Community common stock, on the other hand, see “Description of First Community Common Stock” and “Comparison of Rights of Holders of First Community Common Stock and Community Bancorp Common Stock.”

THE MERGER AGREEMENT

The following is a summary of selected provisions of the merger agreement. While First Community and Community Bancorp believe this description covers the material terms of the merger agreement, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in its entirety into, and is attached as Appendix A to, this document. We urge you to read the merger agreement in its entirety.

The merger agreement contains representation, warranties, covenants and other agreements that First Community and Community Bancorp made to each other. The assertions embodied in those representations, warranties and other agreements are qualified by information in confidential disclosure schedules that First Community and Community Bancorp have exchanged in connection with signing the merger agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations, warranties, covenants and other agreements set forth in the attached merger agreement. Accordingly, you should keep in mind that the representations, warranties, covenants and other agreements are modified in important part by underlying disclosure schedules. The disclosure schedules contain information that has been included in First Community’s and Community Bancorp’s general prior public disclosures, as well as additional information, some of which is non-public. Neither First Community nor Community Bancorp believes that the disclosure schedules contain information that the securities laws require either or both of them to publicly disclose other than information that has already been so disclosed. Moreover, information concerning the subject matter of the representations, warranties, covenants and other agreements may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in the companies’ public disclosures.

The Merger

Upon the terms and subject to the conditions set forth in the merger agreement, Community Bancorp will merge with and into First Community, with First Community as the surviving entity. The separate corporate existence of Community Bancorp, with all its rights, privileges, immunities, power and franchises, will cease. Immediately subsequent to the merger, Community National Bank, a national banking association and wholly owned subsidiary of Community Bancorp, will merge with and into First National Bank, a national banking association and wholly owned subsidiary of First Community, or another wholly-owned subsidiary of First Community.

Closing and Effect of the Merger

The closing of the merger will occur no later than the third business day after the satisfaction or waiver of the conditions provided in the merger agreement, except for those conditions that by their nature are to be satisfied at the closing (but subject to the fulfillment or waiver of those conditions), or on such other date as First Community and Community Bancorp may agree in writing. See “—Conditions to Consummation of the Merger” beginning on page 64.

The effective time of the merger will be the later to occur of the date: (1) on which the articles of merger have been filed with the California Secretary of State and (2) on which the certificate of merger has been filed with the Delaware Secretary of State. At that time, or at such later time as may be agreed by the parties and specified in the agreement of merger and the certificate of merger, the merger will become effective.

Surviving Corporation’s Governing Documents, Officers and Directors

Surviving Corporation Governing Documents. At the effective time of the merger, the articles of incorporation and bylaws of First Community will be the articles of incorporation and bylaws of the surviving corporation as they exist immediately before the effective time, in each case until thereafter changed or amended as provided therein or by applicable laws. At the special meeting, First Community has submitted a proposal for the vote of its shareholders to amend its bylaws to increase the maximum number of directors on its board of directors from 12 to 15.

Surviving Corporations Officers and Directors. At the effective time of the merger, the directors of the surviving corporation will be the directors of First Community immediately prior to the effective time and two directors from Community Bancorp, Mark N. Baker, who is the vice chairman of the board of Community Bancorp, and Gary W. Deems, who is also the current chairman of Community Bancorp, will be appointed as directors of First Community, each to hold office in accordance with the articles of incorporation and bylaws of the surviving corporation. The officers of the surviving corporation will be the officers of First Community immediately prior to the effective time, each to hold office in accordance with the articles of incorporation and bylaws of First Community, except that Michael J. Perdue, who is the current president and chief executive officer of Community Bancorp, will become president and chief executive officer of First National Bank and Robert M. Borgman, who is the current president and chief executive office of First National Bank, will become chairman of First National Bank.

Merger Consideration

Conversion of Community Bancorp Common Stock. At the effective time of the merger, each share of Community Bancorp common stock issued and outstanding immediately prior to the effective time will be converted into and become exchangeable for the right to receive First Community common stock as described under “The Merger—Merger Consideration,” together with the right, if any, to receive cash in lieu of fractional shares of First Community common stock. See “—Fractional First Community Common Stock” below.

First Community Common Stock. Each outstanding share of First Community common stock will remain an outstanding share of First Community common stock and will not be converted or otherwise affected by the merger. For more information regarding First Community common stock, see “Description of First Community Common Stock.”

Rights as Stockholders of Community Bancorp. At the effective time, holders of Community Bancorp common stock will cease to be, and will have no rights as, stockholders of Community Bancorp other than to receive the merger consideration.

Effect of Merger on Community Bancorp Stock Options. For a description of the treatment of Community Bancorp stock options in the merger, see “The Merger—Treatment of Options.”

Exchange Procedures. Promptly after the effective time of the merger, an exchange agent mutually agreed upon by First Community and Community Bancorp will provide appropriate transmittal materials to holders of record of Community Bancorp common stock, advising such holders of the procedure for surrendering their stock to the exchange agent.

Upon the surrender of the shares of Community Bancorp common stock, the holder will be entitled to receive in exchange therefor:

•	a certificate representing the number of whole shares of First Community common stock that such holder is entitled to receive pursuant to the merger, as described in “—Conversion of Community Bancorp Common Stock” above; and

•	a check in the amount, after giving effect to any required tax withholdings, of any cash payable in lieu of fractional shares plus any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive as described in the next paragraph.

For purposes of dividends or distributions, all shares of First Community common stock to be issued pursuant to the merger will be deemed issued and outstanding as of the effective time of the merger. Whenever a dividend or other distribution is declared by First Community in respect of First Community common stock, the record date for which is at or after the effective time of the merger, that declaration will include dividends or other distributions in respect of all shares issuable pursuant to the merger agreement. No dividends or other distributions in respect of First Community common stock shall be paid to any holder of any unsurrendered shares of Community Bancorp common stock until the unsurrendered shares of Community Bancorp common stock are surrendered for exchange.

Fractional First Community Common Stock. No fractional shares of First Community common stock will be issued to any stockholder of Community Bancorp upon completion of the merger. For each fractional share that would otherwise be issued, First Community will pay cash in an amount equal to the fraction of a share of First Community common stock which the holder would otherwise be entitled to receive multiplied by the average closing price of First Community common stock. No interest will be paid or accrue on cash payable to holders of those certificates in lieu of fractional shares.

Representations and Warranties

The merger agreement contains substantially similar representations and warranties of First Community and Community Bancorp as to, among other things:

•	corporate organization and existence;

•	capitalization;

•	the corporate organization and existence of any subsidiaries;

•	corporate power and authority;

•	no conflicts, required filings, third party consents and governmental approvals required to complete the merger;

•	compliance with laws and permits;

•	availability, accuracy and compliance with generally accepted accounting principles of financial reports and filings with the Securities and Exchange Commission and regulatory authorities;

•	timely filing of required regulatory reports and absence of regulatory investigations or restrictive agreements with regulators;

•	absence of litigation;

•	tax matters;

•	no broker’s or finder’s fees, except as contemplated by the merger agreement; and

•	compliance with laws.

In addition, the merger agreement contains further representations and warranties of Community Bancorp as to, among other things:

•	validity of, and the absence of defaults under, certain contracts;

•	employee benefit matters;

•	labor matters;

•	environmental matters;

•	interest rate risk management instruments, such as swaps and options;

•	proper and accurate maintenance of books and records;

•	insurance coverage;

•	adequacy of its allowance for loan losses under established regulatory and accounting standards;

•	transactions with affiliates;

•	condition and title to real and personal property;

•	the absence of a trust business;

•	intellectual property; and

•	shares subject to shareholder agreements.

Conduct of Business of Community Bancorp Pending the Merger

Prior to the effective time, except as expressly contemplated by the merger agreement, Community Bancorp has agreed that, without the consent of First Community, it will not and will cause its subsidiaries not to, among other things:

Ordinary Course of Business; Adverse Effects

•	conduct its business other than in the ordinary and usual course or fail to use its reasonable best efforts to preserve its business organization and assets intact and maintain its rights, franchises and existing relations and goodwill with customers, suppliers, creditors, lessors, lessees, employees and business associates;

•	take any action that would be reasonably likely to have a material adverse effect on Community Bancorp; or

•	take any action that would adversely affect or delay the ability of Community Bancorp or First Community to perform any of their obligations under the merger agreement or knowingly take any action that would reasonably be expected to materially impede, delay or adversely affect the ability of Community Bancorp or its subsidiaries to consummate the merger and other transactions contemplated in the merger agreement.

Capital Stock

•	issue, sell, pledge, dispose of, encumber, permit to become outstanding or authorize the creation of any shares of capital stock or any rights; or

•	permit any additional shares of capital stock of Community Bancorp or any of its subsidiaries to become subject to grants of employees or director stock options, other rights or similar stock-based employee rights.

Dividends and Stock Repurchases

•	make, declare, pay or set aside for payment any dividend payable in cash, stock or property on its capital stock, except for dividends paid by any direct or indirect wholly-owned subsidiary of Community Bancorp to Community Bancorp or any of its other subsidiaries and except for quarterly dividends on Community Bancorp’s common stock not to exceed $0.125 per share; or

•	directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock.

Compensation

•	enter into, amend or renew any employment, consulting, severance or similar agreements or increase in any manner the compensation or benefits of any of its employees or directors, except for:

•	normal increases for employees made in the ordinary course of business consistent with past practice, provided that no increase shall result in an annual adjustment of more than 5%; or

•	other changes required by applicable law

•	grant or approve the grant of any stock options or awards under Community Bancorp’s stock option plans.

Hiring

•	hire any person as an employee of Community Bancorp or any of its subsidiaries or promote any employee except:

•	to fill a vacancy with an employee whose employment is terminable at will; and

•	to fill any vacancy with a new employee whose base salary and bonus do not exceed $75,000 on an annual basis.

Benefit Plans

•	enter into, terminate, establish, adopt or amend any benefit plans or take any action to accelerate the vesting, accrual or fun or in any way secure payment of or exercisability of stock options, restricted stock, or other compensation or benefits payable thereunder;

•	amend or modify any Community Bancorp option plan or enter into, amend or modify any option or award agreement under any stock option plan or take any other action which has the effect of increasing Community Bancorp’s obligations or liabilities pursuant to any stock option plan.

Dispositions

•	sell, transfer, lease, license, guarantee, mortgage, pledge, encumber or otherwise create any lien on, dispose of or discontinue any of its assets, deposits, business or properties other than in the ordinary course of business consistent with past practice and in a transaction that together with all other such transactions is not material to Community Bancorp and its subsidiaries, taken as a whole.

Acquisitions

•	acquire, other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted, each in the ordinary course of business consistent with past practice, all or any portion of the assets, business, deposits or properties of any other person except in the ordinary course of business consistent with past practice and in a transaction that together with all other such transactions is not material to Community Bancorp and its subsidiaries, taken as a whole.

Capital Expenditures

•	make any capital expenditures other than in the ordinary course of business consistent with past practice in amounts not to exceed $25,000 individually or $500,000 in the aggregate.

Amendments to Governing Documents

•	amend Community Bancorp’s certificate of incorporation or bylaws or the organizational documents of any of its subsidiaries.

Accounting Methods

•	implement or adopt any change in Community Bancorp’s book or tax accounting principles, practices or methods, other than as may be required by GAAP, and as concurred in by Community Bancorp’s independent public accountants, or as otherwise required in the merger agreement.

Contracts

•	enter into, renew, modify, amend or terminate or make any payment not then required under any contract, or waive, release or assign any material right or claim under any contract that calls for aggregate annual payments of $25,000 or more which is not terminable at will or with 30 days or less notice without payment of a premium or penalty, other than loans or other transactions made in the ordinary course of the banking business.

Settlement of Claims

•

enter into any settlement or similar agreement with respect to, or take any other significant action with respect to the conduct of any action, suit, proceeding or investigation that Community Bancorp or any of its subsidiaries is or becomes a party to, which settlement, agreement or action involves payment, in excess of $50,000 individually or $100,000 in the aggregate and/or would impose any material restriction on the business of the surviving corporation or create precedent for claims reasonably likely to be material to Community Bancorp and its subsidiaries, taken as a whole.

Adverse Actions

•	take any action or omit to take any action that would reasonably be likely to result in:

•	any of Community Bancorp’s representations or warranties set forth in the merger agreement being or becoming untrue in any material respect;

•	a condition to the merger not being satisfied; or

•	a material violation of any provision of the merger agreement, except as may be required by applicable law.

Risk Management

•	except as required by law or regulation, implement or adopt any material change to interest rate or other risk management policies, fail to follow Community Bancorp’s or its applicable subsidiary’s existing policies with respect to managing exposure to interest rate and other risk, or fail to use commercially reasonable efforts to avoid any material increase in its aggregate exposure to interest rate risk.

Indebtedness

•	incur any indebtedness for borrowed money or other liability (other than deposits, federal funds borrowings and borrowings from the Federal Home Loan Bank of San Francisco) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person.

Loans

•	make any loan, loan commitment, renewal or extension to any person or any affiliate or immediate family member of such person exceeding, in the aggregate, $3,000,000, or purchase or sell any loan or loan participation; or

•	forgive any loans to directors, officers or employees of Community Bancorp.

Investments

•	other than purchases of direct obligations of the United States of America with a remaining maturity at the time of purchase of one year or less, purchase or acquire securities any type and other than sales of overnight federal funds or as provided above, make any investment either by contributions to capital, property transfers or purchase of any property or asset of any person.

Tax

•	commence or settle any litigation or proceeding with respect to any liability for taxes, make any material tax election, file any amended any tax return, or take any action which is reasonably likely to have a material adverse effect on the tax position of Community Bancorp, or of First Community after the merger; or

•	change any of its methods of reporting income or deductions for tax purposes or take any other action with respect to taxes that is outside the ordinary course of business or inconsistent with past practice.

Commitments

•	agree or commit to do any of the foregoing.

Conduct of Business of First Community Pending the Merger

Prior to the effective time, except as expressly contemplated by the merger agreement, First Community has agreed that, without the consent of Community Bancorp, it will not and will cause its subsidiaries not to, among other things:

•	conduct its business other than in the ordinary and usual course or fail to use its reasonable best efforts to preserve its business organization and assets intact and maintain its rights, franchises and existing relations and goodwill with customers, suppliers, creditors, lessors, lessees, employees and business associates;

•	knowingly take any action that would reasonably be expected to materially impede, delay or adversely affect the ability of First Community to consummate the merger and other transactions contemplated in the merger agreement; or

•	take any action or omit to take any action that would reasonably be likely to result in:

•	any of First Community’s representations or warranties set forth in the merger agreement being or becoming untrue in any material respect;

•	a condition to the merger not being satisfied; or

•	a material violation of any provision of the merger agreement, except as may be required by applicable law.

Additional Covenants

Community Bancorp and First Community have agreed to:

•	use their reasonable best efforts in good faith to take all actions necessary to consummate, as promptly as practicable, the merger, the bank merger and the other transactions contemplated by the merger agreement;

•	jointly prepare and file the registration statement containing this proxy statement-prospectus with the Securities and Exchange Commission;

•	consult and obtain consent from the other before issuing any press releases, such consent not to be unreasonably withheld or delayed, with respect to the merger or the merger agreement;

•	afford the other party access to certain information and personnel and keep any information so obtained confidential;

•	use reasonable best efforts to obtain all governmental consents necessary to consummate the transactions contemplated in the merger agreement;

•	notify each other of any circumstance known to it that is reasonably likely, individually or taken together with all other facts known to it, to result in a material adverse effect on them or would cause a material breach of their respective obligations under the merger agreement;

•	refrain from taking any action that would disqualify or reasonably be expected to disqualify the merger as a “reorganization under section 368(a) of the Internal Revenue Code.

•	take all actions to exempt the conversion of Community Bancorp common stock into the merger consideration and conversion of options into cash from the requirements of Section 16(b) of the Securities Exchange Act; and

•	coordinate the declaration, setting of record dates and payment dates of dividends on shares of Community Bancorp and First Community common stock to avoid holders of Community Bancorp common stock receiving dividends on both shares of Community Bancorp and First Community common stock received in the merger or failing to receive a dividend on either shares of Community Bancorp or First Community common stock.

Community Bancorp has further agreed to:

•	convene a stockholders’ meeting as soon as practicable to consider and vote upon adoption of the merger agreement and recommend to its stockholders that they approve the merger thereof;

•	refrain from taking certain action with respect to an acquisition proposal as described under “—Acquisition Proposals” below.

•	modify its accounting and certain other policies and practices to match those of First Community and make such accounting entries and adjustments as First Community shall direct;

•	provide First Community with evidence that the Community National Bank 401(k) Profit Sharing Plan is in the process of being terminated and cooperate with First Community to terminate on mutually agreeable terms any deferred compensation programs;

•	consult in good faith with First Community regarding the content of any formal presentation of the transactions contemplated by the merger agreement to employees of Community Bancorp and its subsidiaries as a group and will include a representative of First Community in any such presentation and provide First Community with a copy of the intended communication;

•	use reasonable best efforts to obtain any required consents or waivers from third-parties in connection with the merger, the bank merger and the other transaction contemplated by the merger agreement to ensure a smooth transition at or after the effective time;

•	make such accounting entries and adjustments as First Community shall direct, subject to exceptions;

•	take action necessary so that immediately prior to the effective time, each Community Bancorp option remaining outstanding, whether or not then exercisable, will be cancelled and will entitle the option holder only to receive cash in exchange for their cancelled options;

•	update the disclosure schedules to the merger agreement to the second business day prior to the closing of the merger and deliver such a draft of the updated disclosure schedules to First Community no later than 72 hours prior to the closing of the merger; and

•	cooperate with First Community and use reasonable best efforts to take all actions reasonably necessary to enable deregistration of the shares of Community Bancorp common stock as promptly as practicable after the effective time.

First Community has further agreed to:

•	convene as soon as practicable a shareholders’ meeting to vote upon the approval of an amendment to expand the First Community board of directors to accommodate the appointments to the board contemplated by the merger agreement, and if First Community elects to adjust the exchange ratio, the principal terms of the merger agreement and any other matter required for consummation of the merger and recommend such approval to its shareholders;

•	following the effective time of the merger, indemnify present and former directors and officers of Community Bancorp in connection with any claim arising out of actions or omissions occurring at or prior to the effective time to the fullest extent that Community Bancorp is permitted to indemnify its directors and officers as described in “The Merger—Indemnification; Directors and Officers Insurance”;

•

provide, for four years from the effective time, the portion of directors and officers liability insurance that serves to reimburse the present and former directors and officers of Community Bancorp on terms and conditions comparable to those provided by Community Bancorp; provided, however, that First Community is not required to spend on an annual basis more than 100% of the current amount spent by Community Bancorp to procure such insurance coverage;

•	provide former employees of Community Bancorp who continue as employees of First Community with employee benefit plans substantially comparable, in the aggregate, to those provided to similarly situated employees of First Community;

•	appoints promptly after the effective time, Gary W. Deems and Mark N. Baker as directors of First Community

•	use its reasonable best efforts to list on Nasdaq shares of its common stock to be issued in the merger;

•	expressly assume Community Bancorp’s obligations under its junior subordinated indentures.

Acquisition Proposals

Under the terms of the merger agreement, Community Bancorp has agreed that neither it nor its subsidiaries nor any of their respective officers, directors and employees shall, and that it shall direct and use its reasonable best efforts to cause its and its subsidiaries’ agents and representatives not to, directly or indirectly:

•	initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to any acquisition proposal; or

•	engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an acquisition proposal, or otherwise facilitate any effort or attempt to make or implement an acquisition proposal.

For purposes of the merger agreement, “acquisition proposal” means:

•	any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving Community Bancorp or any of its subsidiaries, and

•	any proposal or offer to acquire in any manner, directly or indirectly, 15% or more of the total voting power or of any class of equity securities of Community Bancorp or those of any of its subsidiaries or 15% or more of the consolidated total assets of Community Bancorp.

However, the above restriction would not prevent Community Bancorp or its board of directors from:

•	complying with disclosure obligations under federal or state law,

•	at any time prior, but not after Community Bancorp stockholder meeting is convened, providing information in response to a request therefor by a person who has made an unsolicited bona fide written acquisition proposal if the board of directors of Community Bancorp receives from the person so requesting such information an executed confidentiality agreement on terms not less restrictive to the other party than those contained in the confidentiality agreement between the parties to the merger agreement,

•	engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written acquisition proposal, or

•	recommending such an acquisition proposal to the stockholders of Community Bancorp,

only if, however,

•	in the cases referred to in the second, third and fourth bullet points above, the board of directors of Community Bancorp determines in good faith (after consultation with outside legal counsel) that such action is, in the absence of the foregoing proscriptions, legally required in order for its directors to comply with their fiduciary duties under applicable law and

•	in the cases referred to in the third and fourth bullet points above, the board of directors of Community Bancorp determines in good faith (after consultation with its financial advisor) that such acquisition proposal is a superior proposal.

For purposes of the merger agreement, “superior proposal” means an unsolicited bona fide acquisition proposal involving more than 50% of the assets (on a consolidated basis) or total voting power of the equity securities of Community Bancorp that its board of directors has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal, and if consummated, would result in a transaction more favorable to Community Bancorp’s stockholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated pursuant to the provisions described below and the time likely to be required to consummate such acquisition proposal).

Community Bancorp agreed that it would immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any acquisition proposals. Community Bancorp has agreed that it will notify First Community promptly, but in no event later than the next succeeding business day, if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposal or offer and thereafter shall keep First Community informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

Further, the merger agreement provides that the board of directors of Community Bancorp and each committee thereof shall not:

•	subject to the exception below, withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to First Community, the recommendation of its board of directors with respect to the merger (it being understood that publicly taking a neutral position or no position with respect to an acquisition proposal at any time beyond ten business days after the first public announcement of such acquisition proposal shall be considered an adverse modification of the recommendation); or

•	cause or permit Community Bancorp to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to above) relating to any acquisition proposal, except under certain circumstances relating to a superior proposal pursuant to which Community Bancorp pays the termination fee, as described in “—Termination of the Merger Agreement” below.

Notwithstanding the above, prior to the time, but not after, the approval of Community Bancorp stockholders for the merger is obtained, the board of directors of Community Bancorp may withhold, withdraw or modify Community Bancorp Recommendation or approve, recommend or otherwise declare advisable any superior proposal that was not solicited, initiated, encouraged or facilitated in breach of the merger agreement, if the board of directors determines in good faith, after consultation with outside counsel, that such action is legally required in order for its directors to comply with their respective fiduciary duties under applicable law; provided, however, that no such change of recommendation may be made until after at least five business days following First Community’s receipt of notice from Community Bancorp advising that management of Community Bancorp currently intends to recommend to the board of directors of Community Bancorp that it take such action and the basis therefor. In determining whether to make a change of recommendation in response to a superior proposal or otherwise, the board of directors of Community Bancorp shall take into account any changes to the terms of the merger agreement proposed by First Community and any other information provided by First Community in response to such notice.

Conditions to Consummation of the Merger

Each party’s obligation to effect the merger is subject to the satisfaction or waiver of the following conditions:

•	approval of the merger proposal by a majority of the outstanding shares of Community Bancorp common stock and approval of the amendment to the First Community bylaws to expand the First Community board of directors by a majority of the outstanding shares of First Community shareholders entitled to vote;

•	receipt of all regulatory approvals required to complete the merger and the bank merger, all those approvals remaining in effect and all statutory waiting periods with respect to those approvals having expired, and without the imposition of any restrictions or conditions that would reasonably be likely to (1) have a material adverse effect on Community Bancorp, (2) restrict the business of First Community or any of its subsidiaries in a manner that would have a material adverse effect with respect to Pacific Western National Bank or First National Bank, or (3) require the sale by Community Bancorp, Pacific Western National Bank or First National Bank of any material portion of their respective assets;

•	absence of any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order by a governmental authority of competent jurisdiction that restrains, enjoins or otherwise prohibits consummation of the transactions contemplated by the merger agreement;

•	receipt by each party of the opinion of its counsel in form and substance reasonably satisfactory to it, dated as of the closing date, to the effect that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of section 368(a) of the Internal Revenue Code and that each of the First Community and Community Bancorp will be a party to that reorganization within the meaning of section 368(b) of the Internal Revenue Code;

•	accuracy of the representations and warranties of the other party as of May 15, 2006 and, except to the extent those representations and warranties speak as of an earlier date, as of the closing date of the merger as though made on the closing date; provided, however, that those representations and warranties will be deemed to be true and correct unless the failure or failures of those representations and warranties to be true and correct would have or would be reasonably expected to have a material adverse effect on the other party; and

•	performance by the other party in all material respects of all obligation required to be performed by it under the merger agreement at or prior to the closing date.

Community Bancorp’s obligation to effect the merger is subject to, among other conditions, the fulfillment or waiver, of the following condition:

•	First Community shareholders who have signed shareholder agreements shall have performed in all material respects all obligations under such agreements;

•	no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, has had or could reasonably be expected to have a material adverse effect with respect to First Community.

First Community’s obligation to effect the merger is subject to, among other conditions, the satisfaction, or waiver, of the following conditions:

•	Community Bancorp stockholders who have signed stockholder agreements shall have performed in all material respects all obligations under such agreements;

•	Community Bancorp’s adjusted shareholders’ equity and allowance for loan losses will not be less than $96,200,000 and $9,700,000, respectively, as of the last business day of the last month before closing;

•	First Community shall have received executed non-solicitation agreements from each of the directors of Community Bancorp and from each of Michael J. Perdue and Gary M. Youmans each of which shall remain in full force and effect;

•	Community Bancorp shall have obtained consents required to be obtained pursuant to agreements with third parties;

•	First Community shall have received the written resignation of each director of Community Bancorp; and

•	no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, has had or could reasonably be expected to have a material adverse effect with respect to Community Bancorp.

We cannot assure you if, or when, we will obtain the required regulatory approvals necessary to consummate the merger, or whether all of the other conditions precedent to the merger will be satisfied or waived by the party permitted to do so. If the merger is not completed on or before March 31, 2007, either First Community or Community Bancorp may terminate the merger agreement, unless the failure to effect the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe covenants and agreements of that party set forth in the merger agreement.

Nonsolicitation

Under the terms of the merger agreement, Community Bancorp has agreed to refrain from initiating, encouraging or soliciting any takeover proposals or offers or engaging in any negotiations concerning, or providing any confidential information to any person with respect to, a merger or other similar transaction, unless Community Bancorp’s board of directors reasonably determines that:

•	the acquisition proposal could reasonably be expected to lead to a transaction which, in the good faith judgment of Community Bancorp’s board of directors, is more favorable to Community Bancorp’s stockholders than the merger; and

•	after good faith consultation with counsel, the failure to take such action could reasonably be expected to result in a breach of the Community Bancorp board’s fiduciary duties.

Termination of the Merger Agreement

The parties may terminate the merger agreement and abandon the merger at any time prior to the effective time, whether before or after approval by the stockholders or shareholders of Community Bancorp or First Community:

•	by mutual written consent of First Community and Community Bancorp, if the board of directors of each so determines;

•	by either party if:

•	the merger is not consummated by March 31, 2007, unless the failure to effect the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe covenants and agreements of that party set forth in the merger agreement or, in the case of the shareholders who are party to the shareholder agreements, his or her obligations under such agreements;

•	any governmental entity that must grant regulatory approval has denied approval of the merger and denial has become final and non-appealable or the application therefore shall have been permanently withdrawn at the request of the governmental authority;

•	Community Bancorp stockholders fail to adopt the merger agreement; or

•	First Community shareholders fail to approve the amendment to the First Community bylaws to expand the size of the board of directors of First Community.

•	by Community Bancorp if:

•	(i) Community Bancorp is not in material breach of any terms of the merger agreement, (ii) the board of directors of Community Bancorp authorizes the company to enter into an alternative acquisition agreement with respect to a superior proposal, (iii) First Community does not make within 5 business days of receipt of notice of Community Bancorp’s intentions to enter into the alternative acquisition agreement, an offer that the Community Bancorp board of directors determines in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the stockholders as the superior proposal and (iv) Community Bancorp pays the termination fee described below;

•	First Community breaches any of its representations or warranties, or fails to perform any of its agreements or covenants, which breach is incapable of being cured by First Community within 30 days after written notice is given to First Community;

•	a shareholder of First Community materially breaches his shareholder agreement, including a breach of the obligation to vote his or her shares of First Community common stock in favor of the principal terms of the merger agreement, if such breach has resulted in the failure of the principal terms of the merger agreement to be approved by the shareholders of First Community and cannot be cured within 30 days of giving notice to the breaching shareholder; and

•	the First Community average closing price is below $49.29 per share and such decline, as measured against an initial price of First Community common stock of $57.99 per share, is significantly disproportionate to the decline over the same period, if any, in the KBW Bank Index average closing price as measured against the initial value of the KBW Bank Index of 111.48 (i.e., such decline represents a 15% or greater decline over the decline in the KBW Bank Index) and First Community does not agree to adjust the amount of shares of First Community common stock to be received by Community Bancorp stockholders, as more fully described in the section entitled “The Merger—Merger Consideration” beginning on page 35 above.

•	by First Community if:

•	Community Bancorp breaches any of its representations or warranties, or fails to perform any of its agreements or covenants, which breach is incapable of being cured by Community Bancorp within 30 days after written notice is given to Community Bancorp;

•	a stockholder of Community Bancorp materially breaches his stockholder agreement, including a breach of the obligation to vote his or her shares of Community Bancorp common stock in favor of adoption of the merger agreement, if such breach has resulted in the failure of the merger agreement to be adopted by the stockholders of Community Bancorp and cannot be cured within 30 days of giving notice to the breaching stockholder;

•	Community Bancorp breaches its obligations relating to acquisition proposals described in “—Acquisition Proposals” above, the board of directors of Community Bancorp withdraws or changes its recommendation of the merger, fails to reaffirm its approval or recommendation of the merger agreement and merger as promptly as practicable after receipt of any written request to do so from First Community, or recommends that its stockholders tender their shares in an offer not commenced by First Community or an affiliate of First Community or fails to recommend against such an offer; and

•

the First Community average closing price is above $66.69 per share and such increase, as measured against an initial price of the First Community common stock of $57.99 per share, is significantly disproportionate to the increase over the same period, if any, in the KBW Bank Index average closing price, as measured against the initial value of the KBW Bank Index of 111.48 (i.e., such increase represents a 15% or greater increase over the increase in the KBW Bank Index), and Community Bancorp does not agree to adjust the amount of shares of First Community common stock to be received by Community Bancorp stockholders, as more fully described in the section entitled “The Merger—Merger Consideration” beginning on page 35 above.

Waiver and Amendment of the Merger Agreement

At any time prior to the closing of the merger, First Community and Community Bancorp, by action taken or authorized by their respective boards of directors, may, if legally allowed:

•	amend or modify the agreement in writing; and

•	waive any provision in the merger agreement that benefited them.

However, after any approval of the transactions contemplated by the merger agreement by the stockholders of Community Bancorp, there may not be, without further approval of those stockholders, any amendment to the merger agreement which would reduce the aggregate value of the consideration to be received by the Community Bancorp stockholders under the merger agreement, other than as contemplated by the merger agreement.

Termination Fee

Under certain conditions, First Community will be entitled to a termination fee of $9,100,000 if:

•	First Community terminates because of:

•	a stockholder of Community Bancorp who materially breaches his stockholder agreement, including a breach of the obligation to vote his or her shares of Community Bancorp common stock in favor of adoption of the merger agreement, if such breach has resulted in the failure of the merger agreement to be adopted by the stockholders of Community Bancorp and cannot be cured within 30 days of giving notice to the breaching stockholder;

•	Community Bancorp’s breach of its obligations relating to acquisition proposals described in “—Acquisition Proposals” above, the board of directors of Community Bancorp withdrawal or change in its recommendation of the merger, failure to reaffirm its approval or recommendation of the merger agreement and merger as promptly as practicable after receipt of any written request to do so from First Community, or recommendation that its stockholders tender their shares in an offer not commenced by First Community or an affiliate of First Community or failure to recommend against such an offer;

•	Community Bancorp terminates in conjunction with entering into a superior proposal pursuant to the terms of the merger agreement.

•	Community Bancorp or First Community terminates the merger agreement, after an acquisition proposal has become publicly known and any acquisition proposal is consummated within 12 months of the termination of the merger agreement, due to the following conditions:

•	failure of First Community and Community Bancorp to consummate the merger by March 31, 2007 as a result of Community Bancorp’s knowing action or inaction; or

•	Failure of Community Bancorp’s stockholders to adopt the merger agreement.

Stock Exchange Listing

First Community has agreed to cause the shares of First Community common stock to be issued in the merger to be approved for quotation on Nasdaq.

Expenses

The merger agreement provides that each of First Community and Community Bancorp will pay its own costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, with certain enumerated exceptions.

Shareholder Agreements

Community Bancorp Shareholder Agreements

Mark N. Baker, Gary W. Deems, Alan L. Douglas, G. Bruce Dunn, Robert H.S. Kirkpatrick, Philip D. Oberhansley, Thomas A. Page, Michael J. Perdue, Corey A. Seale, Thomas E. Swanson, M. Faye Wilson, Gary M. Youmans, in their capacities as stockholders of Community Bancorp, have separately entered into shareholder agreements with First Community in which they have agreed to vote all shares of Community Bancorp common stock that they owned as of the date of their respective agreements, and that they subsequently acquire, in favor of the merger proposal therein. As of the record date, these stockholders beneficially owned, in the aggregate, 868,520 shares of the common stock of Community Bancorp, allowing them to exercise approximately 14.1% of the voting power of Community Bancorp common stock (which does not include shares issuable upon the exercise of stock options that were not outstanding as of the record date).

First Community Shareholder Agreements

Stephen M. Dunn, John M. Eggemeyer, Barry C. Fitzpatrick, George E. Langley, Susan E. Lester, Timothy B. Matz, Arnold W. Messer, Daniel B. Platt, Robert A. Stine, Matthew P. Wagner and David S. Williams, in their capacities as shareholders of First Community, have separately entered into shareholder agreements with Community Bancorp in which they have agreed to vote all shares of First Community common stock that they owned as of the date of their respective agreements, and that they subsequently acquire, in favor of the proposal to amend the bylaws of First Community and, if necessary, in favor of the principal terms of the merger agreement and the transactions contemplated therein. As of the record date, these shareholders beneficially owned, in the aggregate, 2,335,662 shares of First Community common stock, allowing them to exercise approximately 9.6% of the voting power of First Community common stock (which does not include shares issuable upon the exercise of stock options or shares held under First Community’s Deferred Compensation Plan which the directors and officers were not entitled to vote as of the record date).

Non-Solicitation Agreements

Simultaneously with the execution of the merger agreement, all Community Bancorp directors and Michael J. Perdue, Gary M. Youmans and Richard M. Sanborn, as executive officers, entered into non-solicitation agreements with First Community. They are prohibited, for a period of generally two years following the effective time, from transacting any activity customarily associated with commercial banking or lending or the operation of an institution the deposits of which are insured by the FDIC, called herein a competitive enterprise, with any customers of Community Bancorp. This restriction extends to the geographic area consisting of the California counties in which First National Bank operates at the effective time. Customers for purposes of these agreements include existing customers of Community Bancorp or potential customers who were solicited in the 12 months prior to closing. In addition, all Community Bancorp directors, as well as its executive officers, entered into non-solicitation agreements with First Community agreeing that, for a period of generally two years from the effective date of the merger, they will not solicit the business of customers of Community Bancorp for a competitive enterprise, or solicit for employment the employees of Community Bancorp, or interfere or damage any relationship between Community Bancorp and its customers. They have also agreed not to disclose or use confidential information of Community Bancorp. Additionally, in certain cases individual directors have agreements that allow them to continue pre-existing business arrangements.

INFORMATION ABOUT FIRST COMMUNITY

Company History

First Community is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, with $4.6 billion in assets as of June 30, 2006. First Community was organized on October 22, 1999 as a California corporation. First Community’s principal business is to serve as a holding company for its subsidiary banks, Pacific Western National Bank and First National Bank, which we refer to as the Banks.

The Banks are full-service community banks offering a broad range of banking products and services including: accepting time and demand deposits, originating commercial loans, including asset-based lending and factoring of accounts receivable, real estate and construction loans, Small Business Administration guaranteed loans, or SBA loans, consumer loans, mortgage loans, international loans for trade finance and other business-oriented products. At June 30, 2006, the Banks’ gross loans totaled $3.5 billion of which approximately 24% were commercial loans, 75% were commercial real estate loans, including construction loans, and 1% were consumer and other loans. These percentages include some foreign loans, primarily to individuals or entities with business in Mexico, representing 3% of total loans. In addition, special services and requests beyond the lending limits of the Banks can be arranged through correspondent banks.

First Community derives its income primarily from interest received on commercial real estate loans, commercial loans and consumer loans and, to a lesser extent, interest on investment securities, fees received in connection with deposit services as well as loans and other services offered, including foreign exchange services, and beginning in 2005, tax free real estate exchange accommodation services. First Community’s major operating expenses are the interest paid by the Banks on deposits and borrowings, salaries and general operating expenses. The Banks rely on a foundation of locally generated deposits. They have a relatively low cost of funds due to a high percentage of low cost and noninterest bearing deposits. First Community’s operations, like those of other financial institutions operating in Southern California, are significantly influenced by economic conditions in Southern California, including the strength of the real estate market, and the fiscal and regulatory policies of the federal and state government and the regulatory authorities that govern financial institutions. Through its asset-based lending and factoring operations, First Community also operates in Arizona and Texas and is subject to the economic conditions affecting those markets.

As of the record date, First National Bank had 14 branches located in San Diego County, and Pacific Western National Bank had 42 branches located in Los Angeles, Orange, Riverside, and San Bernardino Counties and 1 branch in San Francisco, California. All branches of the banks are located in California. First National Bank’s business includes the asset-based lending and accounts receivable factoring operations of its wholly-owned subsidiary First Community Financial, based in Phoenix, Arizona, with lending production offices in Dallas, Texas and Los Angeles and Orange, California.

First Community has grown rapidly through a series of acquisitions. Since its inception, First Community has to date completed the acquisition of 16 banks, including its recent acquisition of Foothill Independent Bancorp completed in May 2006, and one commercial finance company. First Community anticipates that it will continue to explore growth through additional strategic acquisitions in the future as opportunities arise.

First Community’s website address is www.firstcommunitybancorp.com. The contents of such website are not part of this joint proxy statement-prospectus.

Recent Developments

Charter Conversion of Pacific Western and Plan of Consolidation

On August 4, 2006, Pacific Western National Bank, First Community’s other bank subsidiary, submitted an application to the California Commissioner of Financial Institutions to convert from a national banking association to a California state-chartered bank. Following the conversion, the proposed name of the converted bank will be Pacific Western Bank and Pacific Western Bank will withdraw from membership in the Federal Reserve System. Furthermore, following the conversion of Pacific Western into a state-chartered bank and the completion of the merger of Community National Bank with First National Bank, First Community intends to merge First National into Pacific Western, with Pacific Western as the surviving bank. First Community decided to convert Pacific Western to a state-chartered bank based on the belief that as a community bank, the state banking system is better positioned to address the needs of community banks, now and in the future. Additionally, as a state-chartered bank, Pacific Western bank expects to reduce expenses associated with regulatory examinations. We expect the conversion and the merger of First National into Pacific Western to be completed in the fourth quarter of 2006, subject to receipt of all regulatory approvals.

Limitations on Dividends

First Community’s ability to pay dividends is limited by federal law, state law and contractual provisions.

Its ability to pay dividends to its shareholders is subject to the restrictions set forth in the California General Corporation Law, or the CGCL. The CGCL provides that a corporation may make a distribution to its shareholders if the corporation’s retained earnings equal at least the amount of the proposed distribution. The CGCL further provides that, in the event that sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if it meets two conditions:

•	the corporation’s assets equal at least 1 1/4 times its liabilities; and

•	the corporation’s assets equal at least its liabilities or, alternatively, if the average of the corporation’s earnings before taxes on income and interest expense for the two preceding fiscal years was less than the average of the corporation’s interest expense for such fiscal years, the corporation’s current assets equal at least 1 1/4 times its current liabilities.

First Community’s primary source of income is the receipt of dividends from the Banks. The availability of dividends from the Banks is limited by various statutes and regulations. It is possible, depending upon the financial condition of the bank in question, and other factors, that the FRB and/or the OCC could assert that payment of dividends or other payments is an unsafe or unsound practice.

First Community’s ability to pay dividends is also limited by certain covenants contained in the indentures governing trust preferred securities that it has issued, and the debentures underlying the trust preferred securities. The indentures provide that if an event of default (as defined in the indentures) has occurred and is continuing, or if First Community is in default with respect to any obligations under its guarantee agreement which covers payments of the obligations on the trust preferred securities, or if First Community gives notice of any intention to defer payments of interest on the debentures underlying the trust preferred securities, then First Community may not, among other restrictions, declare or pay any dividends (other than a dividend payable by the Banks to the holding company) with respect to its common stock.

Employees

As of June 30, 2006, First Community on a consolidated basis had a total of 841 full time equivalent employees, with 199 full time equivalent employees at First National Bank, 528 full time equivalent employees at Pacific Western and 114 full time equivalent employees at the holding company entity First Community Bancorp.

Additional Information

Additional information concerning First Community and its subsidiaries is included in the First Community documents filed with the SEC, which are incorporated by reference in this document. See “Where You Can Find More Information” beginning on page 96.

INFORMATION ABOUT COMMUNITY BANCORP

Overview

Community Bancorp Inc., which was organized on June 25, 1999, is a one-bank holding company that is registered, as such, under the Bank Holding Company Act of 1956, as amended. Like other bank holding companies in the United States, Community Bancorp is subject to regulation, supervision and periodic examination by the Board of Governors of the Federal Reserve System, or the FRB. Community Bancorp owns all of the capital stock of Community National Bank, a national banking association, or Community National, which is Community Bancorp’s principal subsidiary and accounts for substantially all of its consolidated assets, liabilities and operating results.

Community National, which was organized and commenced business operations on September 3, 1985, is headquartered in Escondido, California and focuses primarily on community banking by providing commercial banking services including commercial, real estate and SBA loans to small and medium sized businesses and individuals in the communities along the Interstate 15 corridor in San Diego County and western Riverside County. Community National serves San Diego County and southwest Riverside County with 12 community banking offices in Bonsall, Corona, El Cajon, Encinitas, Escondido, Fallbrook, La Mesa, Murrieta, Rancho Bernardo, Santee, Temecula and Vista, California and has additional SBA loan production offices that originate loans in California, Arizona, Nevada and Oregon. Community Bancorp acquired Rancho Bernardo Community Bank, with assets of approximately $125.8 million, by merging it into Community National on August 19, 2005. As a result, Community Bancorp consolidated the results of the combined entity beginning August 20, 2005. On October 1, 2004, Community Bancorp acquired Cuyamaca Bank, N.A., a commercial bank with assets of approximately $115.4 million and consolidated the results of the combined entity beginning in the fourth quarter of 2004.

As of June 30, 2006, Community Bancorp had approximately $896.8 million in assets. Its deposits are insured by the Federal Deposit Insurance Corporation to the maximum extent permitted by law, and the Bank is a member of the Federal Reserve System.

Employees

As of June 30, 2006, Community Bancorp had 247 full-time and 23 part-time employees.

Additional Information

Additional information concerning Community Bancorp and Community National is included in the Community Bancorp documents filed with the SEC, which are incorporated by reference in this document. See “Where You Can Find More Information” beginning on page 96.

REGULATION AND SUPERVISION

The following is a summary of certain statutes and regulations affecting First Community and its subsidiaries, First National Bank and Pacific Western National Bank, and Community Bancorp and its subsidiary, Community National Bank. As previously announced, Pacific Western has submitted an application to the California Commissioner of Financial Institutions to convert from a national banking association to a California state-chartered bank. Upon such conversion and following the completion of the merger of Community National with First National, First Community intends to merge First National into Pacific Western, with Pacific Western as the surviving bank, subject to receipt of all regulatory approvals. Accordingly, we have included below a summary of certain statutes and regulations affecting Pacific Western as a state-chartered bank following its proposed conversion. This summary is qualified in its entirety by such statutes and regulations.

General

The banking and financial services business in which First Community and Community Bancorp engage is highly regulated. Such regulation is intended, among other things, to protect depositors insured by the Federal Deposit Insurance Corporation, or FDIC, and the entire banking system. The commercial banking business is also influenced by the monetary and fiscal policies of the federal government and the policies of the FRB. The FRB implements national monetary policies (with objectives such as curbing inflation and combating recession) by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial intermediaries subject to its reserve requirements and by varying the discount rates applicable to borrowings by depository institutions. The actions of the FRB in these areas influence the growth of bank loans, investments and deposits and also affects interest rates charged on loans and paid on deposits. Indirectly, such actions may also impact the ability of non-bank financial institutions to compete with the banks. The nature and impact of any future changes in monetary policies cannot be predicted.

The laws, regulations and policies affecting financial services businesses are continuously under review by Congress, state legislatures and federal and state regulatory agencies. From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial intermediaries. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial intermediaries are frequently made in Congress, in the California legislature and by various bank regulatory agencies and other professional agencies. Changes in the laws, regulations or policies that impact Community Bancorp and First Community cannot necessarily be predicted, but they may have a material effect on Community Bancorp’s and First Community’s business and earnings.

Bank Holding Company Regulation

As bank holding companies, First Community and Community Bancorp are registered with and subject to regulation by the FRB under the Bank Holding Company Act of 1956, as amended, or the BHCA. In accordance with FRB policy, First Community and Community Bancorp are expected to act as a source of financial strength to its subsidiary banks and to commit resources to support such subsidiaries in circumstances where it might not otherwise do so. First Community has two subsidiary banks, Pacific Western National Bank and First National Bank, and Community Bancorp has one subsidiary bank, Community National Bank, which we refer to collectively as the Banks. Similarly, under the cross-guarantee provisions of the Federal Deposit Insurance Act (“FDIA”), the FDIC can hold any FDIC-insured depository institution liable for any loss suffered or anticipated by the FDIC in connection with: (1) the default of a commonly controlled FDIC-insured depository institution; or (2) any assistance provided by the FDIC to such a commonly controlled institution. Castle Creek Capital, LLC is the holding company for First Community as well as for a bank in Texas; therefore, in the event of a “default” at, or assistance to, the Texas bank, the First Community Banks could have liability even though they have no control over the Texas bank. Under the BHCA, First Community and Community Bancorp are subject to periodic examination by the FRB. First Community and Community Bancorp are also required to file with the FRB periodic reports of their operations and such additional information regarding First Community and Community

Bancorp and their subsidiaries as the FRB may require. Pursuant to the BHCA, First Community and Community Bancorp are required to obtain the prior approval of the FRB before it acquires all or substantially all of the assets of any bank or ownership or control of voting shares of any bank if, after giving effect to such acquisition, it would own or control, directly or indirectly, more than 5 percent of such bank.

Under the BHCA, First Community and Community Bancorp may not engage in any business other than managing or controlling banks or furnishing services to its subsidiaries that the FRB deems to be so closely related to banking as “to be a proper incident thereto.” First Community and Community Bancorp are also prohibited, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5 percent of the voting shares of any company unless the company is engaged in banking activities or the FRB determines that the activity is so closely related to banking to be a proper incident to banking. The FRB’s approval must be obtained before the shares of any such company can be acquired and, in certain cases, before any approved company can open new offices.

Additionally, bank holding companies that meet certain eligibility requirements prescribed by the BHCA and elect to operate as financial holding companies may engage in, or own shares in companies engaged in a wider range of non-banking activities, including securities and insurance activities and any other activity that the FRB, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature, incidental to any such financial activity or complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The BHCA generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank holding companies. As of the date of this filing, neither First Community nor Community Bancorp operate as a financial holding company.

The BHCA and regulations of the FRB also impose certain constraints on the redemption or purchase by a bank holding company of its own shares of stock.

First Community’s and Community Bancorp’s earnings and activities are affected by legislation, by regulations and by local legislative and administrative bodies and decisions of courts in the jurisdictions in which First Community, Community Bancorp and the Banks conduct business. For example, these include limitations on the ability of the Banks to pay dividends to their parent company and First Community’s and Community Bancorp’s ability to pay dividends to its shareholders. It is the policy of the FRB that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries. Various federal and state statutory provisions limit the amount of dividends that subsidiary banks and savings associations can pay to their holding companies without regulatory approval. In addition to these explicit limitations, the federal regulatory agencies have general authority to prohibit a banking subsidiary or bank holding company from engaging in an unsafe or unsound banking practice. Depending upon the circumstances, the agencies could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

In addition, banking subsidiaries of bank holding companies are subject to certain restrictions imposed by federal law in dealings with their holding companies and other affiliates. Subject to certain exceptions set forth in the Federal Reserve Act, a bank can make a loan or extend credit to an affiliate, purchase or invest in the securities of an affiliate, purchase assets from an affiliate, accept securities of an affiliate as collateral for a loan or extension of credit to any person or company, issue a guarantee or accept letters of credit on behalf of an affiliate only if the aggregate amount of the above transactions of such subsidiary does not exceed 10 percent of such subsidiary’s capital stock and surplus on an individual basis or 20 percent of such subsidiary’s capital stock and surplus on an aggregate basis. Such transactions must be on terms and conditions that are consistent with safe and sound banking practices. A bank and its subsidiaries generally may not purchase a “low-quality asset,” as that term is defined in the Federal Reserve Act, from an affiliate. Such restrictions also prevent a holding company and its other affiliates from borrowing from a banking subsidiary of the holding company unless the loans are secured by collateral.

The FRB has cease and desist powers over parent bank holding companies and non-banking subsidiaries where the action of a parent bank holding company or its non-financial institutions represent an unsafe or unsound practice or violation of law. The FRB has the authority to regulate debt obligations, other than commercial paper, issued by bank holding companies by imposing interest ceilings and reserve requirements on such debt obligations.

Bank Regulation

First National Bank, Pacific Western National Bank and Community National Bank are extensively regulated under both federal and state law. For purposes of this section only, the “Banks” shall refer to First National Bank, Pacific Western National Bank and Community National Bank.

The Banks are national banks, chartered by the Office of the Comptroller of the Currency, or the OCC, and their deposits are insured by the FDIC. For this protection, the Banks, as is the case with all insured banks, pay a quarterly statutory assessment and are subject to the rules and regulations of the FDIC. The Banks are regulated primarily by the OCC.

Various requirements and restrictions under the laws of the United States affect the operations of the Banks. Federal statutes and regulations relate to many aspects of the Banks’ operations, including standards for safety and soundness, reserves against deposits, interest rates payable on deposits and loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices, fair lending requirements, Community Reinvestment Act activities and loans to affiliates. Further, the Banks are required to maintain certain levels of capital.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act, or FDICIA, requires each federal banking agency to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. Pursuant to FDICIA, the OCC, the FDIC and FRB promulgated regulations defining the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under the prompt corrective action provisions of FDICIA, an insured depository institution generally will be classified as undercapitalized if its total risk-based capital is less than 8% or its Tier 1 risk-based capital or leverage ratio is less than 4%. An institution that, based upon its capital levels, is classified as “well capitalized,” “adequately capitalized” or “undercapitalized” may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions and prohibitions, including restrictions on growth, prohibitions on payment of dividends and restrictions on the acceptance of brokered deposits. Furthermore, if a bank is classified in one of the undercapitalized categories, it is required to submit a capital restoration plan to the federal bank regulator, and the holding company must guarantee the performance of that plan.

In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal banking agencies for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties. The enforcement of such actions through injunctions or restraining orders may be based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.

Hazardous Waste Clean-Up. Since First Community and Community Bancorp are not involved in any business that manufactures, uses or transports chemicals, waste, pollutants or toxins that might have a material adverse effect on the environment, their primary exposure to environmental laws is through their lending activities and through properties or businesses they may own, lease or acquire. Based on a general survey of the loan portfolios of the Banks, conversations with local appraisers and the type of lending currently and historically done by the Banks, neither First Community nor Community Bancorp is aware of any potential liability for hazardous waste contamination that would be reasonably likely to have a material adverse effect on First Community or Community Bancorp as of June 30, 2006.

Sarbanes-Oxley Act. On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act aims to restore the credibility lost as a result of recent high profile corporate scandals by addressing, among other issues, corporate governance, auditing and accounting, executive compensation and enhanced and timely disclosure of corporate information. The Nasdaq National Market has adopted corporate governance rules intended to allow shareholders to more easily and effectively monitor the performance of companies and directors. The principal provisions of the Sarbanes-Oxley Act, many of which have been interpreted through regulations released in 2003, provide for and include, among other things: (1) the creation of an independent accounting oversight board; (2) auditor independence provisions that restrict non-audit services that accountants may provide to their audit clients; (3) additional corporate governance and responsibility measures, including the requirement that the chief executive officer and chief financial officer of a public company certify financial statements; (4) the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer’s securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement; (5) an increase in the oversight of, and enhancement of certain requirements relating to, audit committees of public companies and how they interact with First Community’s and Community Bancorp’s independent auditors; (6) requirements that audit committee members must be independent and are barred from accepting consulting, advisory or other compensatory fees from the issuer; (7) requirements that companies disclose whether at least one member of the audit committee is a “financial expert’ (as such term is defined by the SEC) and if not discussed, why the audit committee does not have a financial expert; (8) expanded disclosure requirements for corporate insiders, including accelerated reporting of stock transactions by insiders and a prohibition on insider trading during pension blackout periods; (9) a prohibition on personal loans to directors and officers, except certain loans made by insured financial institutions on non-preferential terms and in compliance with other bank regulatory requirements; (10) disclosure of a code of ethics and filing a Form 8-K for a change or waiver of such code; (11) a range of enhanced penalties for fraud and other violations; and (12) expanded disclosure and certification relating to an issuer’s disclosure controls and procedures and internal controls over financial reporting.

As a result of the Sarbanes-Oxley Act, and its implementing regulations, First Community and Community Bancorp have incurred substantial cost to interpret and ensure compliance with the law and its regulations. First Community and Community Bancorp cannot be certain of the effect, if any, of the foregoing legislation on their businesses. Future changes in the laws, regulation, or policies that impact First Community and Community Bancorp cannot necessarily be predicted and may have a material effect on its business and earnings.

USA Patriot Act. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the Patriot Act, designed to deny terrorists and others the ability to obtain access to the United States financial system, has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The Patriot Act, as implemented by various federal regulatory agencies, requires financial institutions, including the Banks, to implement new policies and procedures or amend existing policies and procedures with respect to, among other matters, anti-money laundering, compliance, suspicious activity and currency transaction reporting and due diligence on customers.

The Patriot Act and its underlying regulations also permit information sharing for counter-terrorist purposes between federal law enforcement agencies and financial institutions, as well as among financial institutions, subject to certain conditions, and require the FRB, the OCC and other federal banking agencies to evaluate the effectiveness of an applicant in combating money laundering activities when considering applications filed under Section 3 of the BHCA or the Bank Merger Act. The Banks have augmented systems and procedures to accomplish this. First Community and Community Bancorp believe that the cost of compliance with the Patriot Act is not likely to be material to First Community or Community Bancorp.

Federal Deposit Insurance. Because of favorable loss experience and a healthy reserve ratio in the Bank Insurance Fund, or the BIF, of the FDIC, well-capitalized and well-managed banks, including the Banks, have in recent years paid minimal premiums for FDIC insurance. While First Community and Community Bancorp have no expectation of increased premiums, the amount of any future premiums will depend on the BIF loss experience, legislation or regulatory initiatives and other factors, none of which First Community or Community Bancorp is in position to predict at this time.

Community Reinvestment Act. The Community Reinvestment Act, or CRA, generally requires insured depository institutions to identify the communities they serve and to make loans and investments and provide services that meet the credit needs of these communities. Furthermore, the CRA requires the FRB and the OCC to evaluate the performance of each of the Banks in helping to meet the credit needs of their communities. As a part of the CRA program, the Banks are subject to periodic examinations by the FRB or OCC, respectively, and must maintain comprehensive records of their CRA activities for this purpose. During these examinations, the FRB or OCC rates such institutions’ compliance with CRA as “Outstanding,” “Satisfactory,” “Needs to Improve” or “Substantial Noncompliance.” Failure of an institution to receive at least a “Satisfactory” rating could inhibit such institution or its holding company from undertaking certain activities. The FRB and OCC must take into account the record of performance of banks in meeting the credit needs of the entire community served, including low-and moderate-income neighborhoods. Each of the Banks has a CRA rating of “Satisfactory” as of their most recent examinations.

Customer Information Security. The FRB, the OCC and other bank regulatory agencies have adopted final guidelines, or the Guidelines, for safeguarding confidential, personal customer information. The Guidelines require each financial institution, under the supervision and ongoing oversight of its board of directors or an appropriate committee thereof, to create, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazard to the security or integrity of such information and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. The Banks have adopted customer information security programs to comply with such requirements.

Privacy. The Gramm-Leach-Bliley Act of 1999, or GLBA, requires financial institutions to implement policies and procedures regarding the disclosure of nonpublic personal information about consumers to non-affiliated third parties. In general, the statute requires explanations to consumers on policies and procedures regarding the disclosure of such nonpublic personal information, and, except as otherwise required by law, prohibits disclosing such information except as provided in policies and procedures. Certain state statutes that affect the Banks impose parallel or more extensive privacy restrictions. The Banks have implemented privacy policies addressing these restrictions which are distributed regularly to all existing and new customers.

Regulation of Pacific Western Bank. Pacific Western has submitted an application to the California Commissioner of Financial Institutions to convert from a national banking association to a California state-chartered bank. Upon such conversion and following the completion of the merger of Community National with First National, First Community intends to merge First National into Pacific Western, with Pacific Western as the surviving bank, subject to receipt of all regulatory approvals. Accordingly, Pacific Western will become a California state-chartered bank and will withdraw from membership in the Federal Reserve System. Pacific Western will then be subject to primary supervision, periodic examination and regulation by the California

Department of Financial Institutions, or DFI, and the Federal Deposit Insurance Corporation, or FDIC. If, as a result of an examination of Pacific Western, the FDIC should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of Pacific Western’s operations are unsatisfactory, or that Pacific Western or its management is violating or has violated any law or regulation, various remedies will be available to the FDIC. Such remedies include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict the growth of Pacific Western, to assess civil monetary penalties, to remove officers and directors, and ultimately to terminate Pacific Western’s deposit insurance, which for a California state-chartered bank would result in a revocation of Pacific Western’s charter. The DFI will have many of the same remedial powers with respect to Pacific Western following the conversion. Various requirements and restrictions under the laws of the State of California and the United States will affect the operations of Pacific Western. In addition, federal statutes and regulations will continue to relate to many aspects of Pacific Western’s operations, and California statutes and regulations will become applicable to Pacific Western, including reserves against deposits, ownership of deposit accounts, interest rates payable on deposits, loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices and capital requirements. Further, Pacific Western will continue to be required to maintain specific levels of capital.

DESCRIPTION OF FIRST COMMUNITY COMMON STOCK

In the merger, Community Bancorp stockholders will exchange their shares of Community Bancorp common stock for shares of First Community common stock. The following is a summary of the material features of First Community common stock.

Pursuant to the articles of incorporation of First Community, the authorized capital stock of First Community consists of 50,000,000 shares of common stock, of which approximately 24,281,873 shares were outstanding, excluding 701,014 shares of unvested restricted stock, as of the record date, and 5,000,000 shares of preferred stock, of which none were outstanding.

In the future, the authorized but unissued and unreserved shares of First Community common stock and the authorized but unissued and reserved shares of First Community preferred stock will be available for general corporate purposes, including but not limited to, possible issuance as stock dividends or stock splits, in future mergers or acquisitions, pursuant to stock compensation plans of First Community or in future private placements or public offerings. Except for issuances in connection with transactions which require the approval of First Community shareholders, these authorized but unissued shares may be issued at any time.

Common Stock

Each share of First Community common stock has the same relative rights as, and is identical in all respects to, each other share of First Community common stock. Holders of First Community common stock are entitled to one vote per share on all matters requiring shareholder action, including but not limited to, the election of, and any other matters relating to, directors. Holders of First Community common stock are entitled to cumulate their votes for the election of directors.

The holders of First Community common stock are entitled to receive dividends, out of funds legally available therefor, subject to any restrictions imposed by federal regulators and the payment of any preferential amounts to which any class of preferred stock may be entitled. Upon liquidation, dissolution or winding up of First Community, holders of First Community common stock will be entitled to share ratably all assets remaining after the payment of liabilities of First Community and of preferential amounts to which any preferred stock may be entitled.

The holders of First Community common stock have no preemptive or other subscription rights. First Community common stock is not subject to call or redemption, and, upon receipt by First Community of the full purchase price therefor, each share of First Community common stock will be fully paid and non-assessable.

Preferred Stock

First Community’s articles of incorporation currently authorize it to issue up to 5,000,000 shares of preferred stock. The board of directors has broad authority to designate and establish the terms of one or more series of preferred stock. Among other matters, the board is authorized to establish voting powers, designations, preferences and special rights of each such series and any qualifications, limitations and restrictions thereon. First Community preferred stock may rank prior to First Community common stock as to dividend rights, liquidation preferences, or both, may have full or limited voting rights, and may be convertible into First Community common stock. The holders of any class or series of First Community preferred stock also may have the right to vote separately as a class or series under the terms of the class or series as hereafter fixed by the board or otherwise required by California law.

COMPARISON OF RIGHTS OF HOLDERS OF FIRST COMMUNITY COMMON STOCK

AND COMMUNITY BANCORP COMMON STOCK

General

First Community is a California corporation and, accordingly, the rights of shareholders of First Community are governed by the California General Corporation Law, or the CGCL, as well as the restated articles of incorporation and bylaws of First Community. Community Bancorp is a Delaware corporation, and its stockholders’ rights are governed by the Delaware General Corporation Law, or the DGCL, and its restated certificate of incorporation and bylaws. As a result of the merger, Community Bancorp’s stockholders will become shareholders of First Community. There are certain differences between the articles and bylaws of First Community and Community Bancorp. Furthermore, California law and Delaware law differ in many respects. It is not practical to summarize all of the differences that could materially affect the rights of Community Bancorp stockholders as holders of shares of First Community common stock following the merger. The summary contained below describes some of the significant differences but is not intended to be complete and is qualified by reference to the CGCL and the DGCL and the charter documents of First Community and Community Bancorp.

Size of Board of Directors

Under the CGCL, although changes in the number of directors must in general be approved by the shareholders, the board of directors may fix the exact number of directors within a stated range set forth in the articles of incorporation or bylaws, if the stated range has been approved by the shareholders. First Community’s bylaws provide that the number of directors shall be not less than 7 nor more than 12 until changed by amendment of the restated articles of incorporation or by the bylaws adopted by the holders of a majority of the outstanding shares entitled to vote. There are currently 11 directors serving on the board. At the special meeting, First Community has submitted a proposal for the vote of its shareholders to amend its bylaws to expand the maximum size of the board of directors from 12 to 15 directors. If the merger with Community Bancorp is completed and the board expansion proposal is adopted, First Community will appoint Gary W. Deems, currently serving as chairman of Community Bancorp’s board of directors, and Mark N. Baker, a director on Community Bancorp’s board of directors, to First Community’s board of directors.

The DGCL permits the board of directors to change the authorized number of directors by amendment to the bylaws or in the manner provided in the bylaws unless the number of directors is fixed in the certificate of incorporation. Community Bancorp’s bylaws provide that the authorized number of directors of the corporation may be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the entire board. The number of directors shall consist of not more than 25 nor less than 3 directors. Currently, the number of directors is fixed at 12.

Cumulative Voting

Cumulative voting allows a shareholder to cast a number of votes equal to the number of directors to be elected multiplied by the number of shares held in the shareholder’s name on the record date. This total number of votes may be cast for one nominee or may be distributed among as many of the candidates as the shareholder desires. The candidates who receive the highest number of votes are elected, up to the total number of directors to be elected. In general, cumulative voting may help groups of minority shareholders elect some candidates to the board.

The CGCL provides that any shareholder is entitled to cumulate his or her votes in the election of directors upon proper notice of his or her intention to do so, except that a “listed” corporation may eliminate cumulative voting with shareholder approval. In addition, the CGCL provides for cumulative voting for directors, unless the corporation’s articles or bylaws provide otherwise. First Community’s articles and bylaws do not provide otherwise, consequently, First Community shareholders are entitled to cumulate their votes for the election of directors.

Under the DGCL law, cumulative voting in the election of directors is not mandatory, and for cumulative voting to be effective it must be expressly provided for in the certificate of incorporation. Community Bancorp’s restated certificate of incorporation expressly provides that stockholders of the corporation have the right to cumulate their votes for the election of directors.

Classified Board of Directors

First Community does not currently have a classified board of directors. First Community’s bylaws currently require that all directors be elected at each annual meeting of shareholders and serve until the next annual meeting of shareholders when their successors are duly elected and qualified.

Community Bancorp has a classified board of directors which is divided into three classes, as nearly equal in number as possible. Directors in each class are elected to hold office for a term of three years or until their successors are duly elected and qualified, or if earlier, until their death, resignation or removal. One third of the directors are elected at each annual meeting.

Removal of Directors

Under the CGCL, any director or the entire board of directors may be removed without cause, if the removal is approved by the majority of the outstanding shares entitled to vote. However, the CGCL further provides that, with respect to directors of corporations not having classified boards of directors, no director can be removed (unless the entire board is removed) if the votes cast against removal of the director would be sufficient to elect the director if voted cumulatively (without regard to whether cumulative voting is permitted) at an election at which the same total number of votes were cast and the entire number of directors authorized at the time of the director’s most recent election were then being elected. First Community does not currently have a classified board.

Under the DGCL, a director of a corporation that has a classified board of directors may only be removed for cause by a majority stockholder vote. Community Bancorp’s bylaws state that any director or the entire board may be removed at any time, but only for cause and only by the affirmative vote of the holders of a majority or more of the outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors (considered for this purpose as one class) cast at a meeting of the stockholders called for that purpose; provided, however, that if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board, or, if there be classes of directors, at an election of the class of directors of which such director is part.

Vacancies on the Board

The CGCL provides that, unless the corporation’s articles or bylaws provide otherwise, vacancies (other than those created by removal) may be filled by approval of the board of directors, or if the number of directors then in office is less than a quorum, by: (1) the unanimous written consent of the directors then in office; (2) the affirmative vote of a majority of directors then in office at a duly called meeting; or (3) the sole remaining director. Unless the corporation’s articles or a bylaw provision adopted by the corporation’s shareholders provide that the board of directors may fill vacancies on the board resulting from the removal of directors, such vacancies must be filled by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum). The CGCL permits shareholders to elect a director at any time to fill any vacancy not filled by the directors. Any such election by written consent (other than to fill a vacancy created by removal, which requires the unanimous consent of all shares entitled to vote) requires the consent of a majority of the outstanding shares entitled to vote. The CGCL further provides that if, after the filling of any vacancy by the directors, the directors then in office who were elected by the shareholders constitute less than a majority of the directors then in office, then: (a) any holder or holders of an aggregate of 5% or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of the shareholders; or (b) upon the application of such holder or holders, the superior court of the proper county will order a special meeting of shareholders to elect the entire board of directors.

Under the DGCL, vacancies and newly created directorships may be filled by a majority of the directors then in office, even though less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws and unless the certificate of incorporation directs that a particular class is to elect the director, in which case any other directors elected by such class, or a sole remaining director, shall fill such vacancy. Community Bancorp’s bylaws provide that vacancies in the board of directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum. Each director so selected shall hold office for the remainder of the full term of office of the former director which such director replaces and until his successor is duly elected and qualified or, if earlier, until his or her death, resignation or removal. No decrease in the authorized number of directors constituting the board of directors shall shorten the term of any incumbent directors.

Indemnification and Limitation of Liability

The CGCL and the DGCL contain similar provisions and limitations on indemnification by a corporation of its officers, directors, employees and other agents. Both California law and Delaware law also permit a corporation to adopt a provision in its charter eliminating the liability of a director to the corporation or the holders of its capital stock for monetary damages for breach of fiduciary duty as a director, provided such liability does not arise from certain proscribed conduct, including intentional misconduct and breach of the duty of loyalty.

The CGCL does not permit the elimination of monetary liability where such liability is based on: (1) intentional misconduct or knowing and culpable violation of law; (2) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on part of the director; (3) receipt of an improper personal benefit; (4) acts or omissions that show reckless disregard for the director’s duty to the corporation or its shareholders, where the director in the ordinary course of performing a director’s duties should be aware of a risk of serious injury to the corporation or its shareholders; (5) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation and its shareholders; (6) transactions between the corporation and a director who has a material financial interest in such transaction; or (7) liability for improper distributions, loans or guarantees. First Community’s restated articles of incorporation eliminate the liability of the directors for monetary damages to the fullest extent permissible under California law.

Community Bancorp’s restated certificate of incorporation eliminates the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except liability of a director: (1) for any breach of his duty of loyalty to the corporation or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (3) under Section 174 of the DGCL; or (4) for any transaction from which the director derives an improper personal benefit. Moreover, if the DGCL is amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of directors of the corporation is limited or eliminated to the fullest extent permitted by the DGCL, as so amended from time to time.

In addition, Community Bancorp’s bylaws provide that Community Bancorp shall indemnify and hold harmless, to the fullest extent permitted by the DGCL, as it presently exists or may hereafter be amended, each person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of Community Bancorp or that, being or having been such a director or officer of Community Bancorp, he or she is or was serving at Community

Bancorp’s request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise against all expenses, liability and loss actually and reasonably suffered or incurred by such person in connection with any such action, suit or proceeding. The right to indemnification conferred in the Community Bancorp bylaws is a contract right and shall include the right to be paid by Community Bancorp the expenses incurred in defending any such proceeding in advance of its final disposition, subject to certain undertakings made by the indemnitee as may be required by the DGCL. Furthermore, Community Bancorp may, to the extent authorized from time to time by the board of directors, grant rights to indemnification and to the advancement of expenses, to any employee or agent of Community Bancorp to the fullest extent of the provisions of the bylaws with respect to the indemnification and advancement of expenses of directors or officers of Community Bancorp.

Special Meetings

Under the CGCL, the board of directors, the chair of the board, the president, the holders of shares entitled to cast not less than 10% of the votes at a meeting, and such additional persons as are specified in the corporation’s articles or bylaws have the authority to call special meetings of shareholders. First Community’s articles and bylaws do not specify any other persons to call a special meeting of shareholders.

Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. Community Bancorp’s restated certificate of incorporation and bylaws provide that special meetings of the stockholders may be called by the board of directors pursuant to a resolution adopted by a majority of the total number of directors which the corporation would have if there were no vacancies, or by the president of the corporation, or by the holders of not less than 25% of the outstanding shares of stock entitled to vote upon the election of directors generally.

Nominations and Proposals by Holders of Common Stock

First Community’s bylaws provide that shareholder nominations for election of directors must be delivered to the secretary of First Community not less than 60 days nor more than 90 days prior to the date of a meeting of shareholders called for the election of directors. The First Community bylaws provide that any proper business may be transacted at the special meeting of shareholders.

Community Bancorp’s bylaws provide that stockholders who desire the nominating committee of the board of directors to consider any person for nomination by the board of directors as a candidate for election to the board of directors the stockholder must give timely notice thereof in writing to the president of the corporation and such other business must otherwise be a proper matter for stockholder action. Nominations not made in accordance with the bylaws shall be disregarded by the chairperson of the meeting, and upon his or her instructions, the inspectors of election shall disregard all votes cast for each such nominee. To be timely, a stockholder’s notice shall be delivered or mailed to the president at the principal executive offices of the corporation, not less than 45 days nor more than 90 days prior to any meeting of stockholders called for the election of directors; provided, however, that if less than 45 days’ notice of the meeting is given to stockholders, such nomination shall be mailed or delivered to the president of the corporation not later than the close of business on the seventh day following the day on which the notice of meeting was mailed.

Inspection of Lists of Holders of Common Stock

Both the CGCL and the DGCL allow any shareholder to inspect the shareholders’ list for a purpose reasonably related to such person’s interest as a shareholder. The CGCL provides an absolute right of inspection of a corporation’s list of shareholders to any shareholder or shareholders holding at least 5% of the voting stock or a shareholder or shareholders holding at least 1% of the voting stock who have filed a Schedule 14A with the Securities and Exchange Commission. Schedule 14A is filed in connection with certain proxy contests relating to the election of directors. Form F-6 relates to the election of directors. First Community’s bylaws specifically allow for any shareholder authorized under California law to inspect its list of shareholders.

The DGCL does not allow for any such absolute right of inspection. Delaware law provides for inspection rights as to a list of stockholders entitled to vote at a meeting within a ten day period preceding a stockholders’ meeting for any purpose germane to the meeting. However, the DGCL contains no provisions comparable to the absolute right of inspection provided by California law to certain shareholders. Community Bancorp’s bylaws do not contain such a provision.

Dividends

Under the CGCL, a corporation may make a distribution to its shareholders if the corporation’s retained earnings equal at least the amount of the proposed distribution. The CGCL further provides that, in the event that sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if it meets two conditions:

•	the corporation’s assets equal at least 1 1/4 times its liabilities; and

•	the corporation’s assets equal at least its liabilities or, alternatively, if the average of the corporation’s earnings before taxes on income and interest expense for the two preceding fiscal years was less than the average of the corporation’s interest expense for such fiscal years, the corporation’s current assets equal at least 1 1/4 times its current liabilities.

See “Information About First Community—Limitations on Dividends.”

The DGCL recognizes the concept of par value, capital and surplus. Delaware law permits a corporation, unless otherwise restricted by its certificate of incorporation, to declare and pay dividends out of its surplus or, if there is no surplus, out of next profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year, as long as the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. The ability of a Delaware corporation to pay dividends on its shares is dependent on the financial status of the corporation standing alone and not on a consolidated basis. In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, regardless of their historical book value. Community Bancorp’s bylaws state that the board of directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its restated certificate of incorporation.

Amendment of the Articles or Certificate of Incorporation

Under the CGCL, an amendment to the articles of incorporation requires the approval of the corporation’s board of directors and a majority of the outstanding shares entitled to vote, either before or after the board approval, although certain minor amendments may be adopted by the board alone such as amendments causing stock splits (including an increase in the authorized number of shares in proportion thereto) and amendments changing names and addresses given in the articles. The First Community articles do not contain any supermajority provisions for amendments.

Under the DGCL, an amendment to the certificate of incorporation requires the approval of the corporation’s board of directors and a majority of the outstanding shares. Community Bancorp’s restated certificate of incorporation requires 66 2/3% of the voting shares of Community Bancorp to amend or repeal Article 9 or 12 of the certificate relating to business combinations and amendments to the provisions of the certificate, respectively. None of the other provisions of Community Bancorp’s certificate require any supermajority vote for amendments.

Amendment of Bylaws

Under the CGCL, a corporation’s bylaws may be adopted, amended or repealed by either the board of directors or the shareholders of the corporation. Neither First Community’s articles nor bylaws restrict the power of First Community’s board or shareholders to adopt, amend or repeal its bylaws.

Under the DGCL, after a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws is entirely with the shareholders of the corporation. However, a corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors of the corporation. Community Bancorp’s restated certificate of incorporation and bylaws expressly provide that the board of directors of the Community Bancorp has the power and authority to make, alter, amend, change, add to or repeal the bylaws of Community Bancorp. The bylaws may also be altered, amended, changed, added to or repealed by the affirmative vote of not less than a majority of the outstanding voting stock of the corporation entitled to vote on the election of directors.

Consent in Lieu of Meeting

The CGCL provides that, unless otherwise provided in the articles of incorporation, any action that may be taken at an annual or special meeting of shareholders may be taken without a meeting and without prior notice if a consent in writing, setting forth the action taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Except as discussed above with respect to filling vacancies on the board of directors, the CGCL does not permit shareholders to elect directors by written consent except by the unanimous written consent of all shares entitled to vote in the election of directors.

Under the DGCL, unless otherwise provided in the certificate of incorporation, any action to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote if a written consent to the action shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote were present and voted. Additionally, unless the certificate of incorporation provides otherwise, stockholders may act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be held in lieu of a special meeting only if all of the directorships to which directors could be elected at a special meeting are vacant and are filled by such action. Community Bancorp’s bylaws provide that no action required to be taken or which may be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, and the power of the stockholders to consent in writing, without a meeting, to the taking of any action is specifically limited to those actions to which all stockholders consent in writing.

Dissenters’ Rights

Under the CGCL and DGCL, a shareholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to dissenters’ rights pursuant to which such shareholder may receive cash in the amount of the fair market value of the shares held by such shareholder (as determined by a court or by agreement of the corporation and the shareholder) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Under the CGCL, shareholders of a California corporation whose shares are listed on a national securities exchange or on a list of over-the-counter margin stocks issued by the Board of Governors of the Federal Reserve System generally do not have dissenters’ rights unless the holders of at least 5% of the class of outstanding shares claim the right. Additionally, dissenters’ rights are unavailable if the shareholders of a corporation or the corporation itself, or both, immediately prior to a reorganization will own (immediately after the reorganization) more than five-sixths of the voting power of the surviving or acquiring corporation or its parent. Under California law, a shareholder attempting to assert dissenters’ rights must hold capital stock that satisfies each of the following requirements: (1) the shares must have been outstanding on the company’s record date; (2) the shares must not have been voted in favor of the merger; (3) the holder of such shares must make a written demand that the company repurchase such shares of capital stock at fair market value; and (4) the holder of such shares must submit certificates for endorsement. A vote by proxy or in person against the merger does not in and of itself constitute a demand for appraisal under California law. California law generally affords dissenters’ rights in reorganizations that are structured as sales of assets.

The limitations on the availability of dissenters’ rights under Delaware law are different from those under California law. Under Delaware law, dissenters’ rights are not available to (1) stockholders with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than 2,000 holders if such stockholders receive only shares of the surviving corporation or shares of any other corporation which are either listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than 2,000 holders; or (2) stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger because, among other things, the number of shares to be issued in the merger does not exceed 20% of the shares of the surviving corporation outstanding immediately prior to the merger and if certain other conditions are met. Delaware law also does not provide stockholders of a corporation with dissenters’ rights when the corporation acquires another business through the issuance of its stock (a) in exchange for the assets of the business to be acquired; (b) in exchange for the outstanding stock of the corporation to be acquired; or (c) in a merger of the corporation to be acquired with a subsidiary of the acquiring corporation. California law, by contrast, treats these kinds of acquisitions in the same manner as a direct merger of the acquiring corporation with the corporation to be acquired.

Business Combination Statutes and Approval of Certain Business Combinations

Section 203 of the DGCL makes it more difficult to effect certain transactions between a corporation and a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock, referred to as a 15% stockholder, at any time within the previous three years (excluding persons who became 15% stockholders by action of the corporation alone). For a period of three years following the date that a stockholder became a holder of 15% or more of the corporation’s outstanding voting stock, the following types of transactions between the corporation and the 15% stockholder are prohibited (unless certain conditions, described below, are met): (1) mergers or consolidations; (2) sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the corporation; (3) issuances or transfers by the corporation of any stock of the corporation which would have the effect of increasing the 15% stockholder’s proportionate share of the stock of any class or series of the corporation; (4) receipt by the 15% stockholder of the benefit (except proportionately as a stockholder) of loans, advances, guarantees, pledges or other financial benefits provided by the corporation; and (5) any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the 15% stockholder. The three-year ban does not apply if either the proposed transactions or the transaction by which the 15% stockholder became a 15% stockholder is approved by the board of directors of the corporation prior to the date such stockholder became a 15% stockholder. Additionally, a 15% stockholder may avoid the statutory restriction if upon the consummation of the transaction whereby such stockholder became a 15% stockholder, the stockholder owns at least 85% of the outstanding voting stock of the corporation without regard to those shares owned by the corporation’s officers and directors or certain employee stock plans. Business combinations are also permitted within the three-year period if approved by the board of directors and, at an annual or special meeting, by the holders of 66 2/3% of the voting stock not owned by the 15% stockholder.

A corporation may, at its option, exclude itself from the coverage of Section 203 by providing in its certificate of incorporation or bylaws at any time that it is exempt from Section 203, provided that a certificate or bylaws amendment cannot become effective for twelve months after such amendment is adopted. In addition, any transaction is exempt from the statutory ban if it is proposed at a time when the corporation has proposed, and a majority of certain continuing directors of the corporation have approved, a transaction with a party who is not a 15% stockholder of the corporation (or who became such with board approval) if the proposed transaction involves (1) certain mergers or consolidations involving the corporation; (2) a sale or other transfer of over 50%

of the aggregate assets of the corporation; or (3) a tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. Community Bancorp’s restated certificate of incorporation and bylaws do not exempt the corporation from the coverage of Section 203. The application of Section 203 to Community Bancorp confers upon the board of directors the power to reject a proposed business combination in certain circumstances, even though a potential acquiror may be offering a substantial premium for Community Bancorp’s shares over the then-current market price.

The CGCL does not include a provision similar to Section 203 of the DGCL. However, the CGCL does provide that when prior to a merger one constituent corporation holds greater than 50% but less than 90% of the voting power of the other constituent corporation, the nonredeemable common equity securities of that corporation may be converted only into nonredeemable common stock in the surviving corporation, unless all of the shareholders consent. This provision restricts two-tier tender transactions.

Pursuant to Community Bancorp’s certificate of incorporation, a business combination requires the approval of not less than 66 2/3% of the board of directors as well as any favorable vote of the shareholders as may be required by Delaware law or other rule or regulation. However, if less than 66 2/3% of the board of directors approves the business combination, it must be approved by a favorable vote of not less than 66 2/3% of the outstanding shares. The proposed merger has been unanimously approved by Community Bancorp’s board and, therefore, need only be approved by not less than a majority of Community Bancorp’s outstanding shares of common stock.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

First Community completed the acquisitions of First American Bank, or First American, and Pacific Liberty Bank, or Pacific Liberty, during 2005 and completed the acquisition of Cedars Bank, or Cedars, and Foothill Independent Bancorp, or Foothill, in January and May of 2006. On May 16, 2006, First Community announced that it had entered into a merger agreement to acquire Community Bancorp Inc., or Community Bancorp. The parties expect to complete this transaction during the fourth quarter of 2006. Summary information for these acquisitions follows.

First American was acquired on August 12, 2005. First Community paid approximately $59.7 million in cash to First American shareholders and caused First American to pay approximately $2.6 million in cash for all outstanding options to purchase First American common stock. The aggregate transaction value was approximately $62.3 million.

First Community acquired Pacific Liberty on October 7, 2005. First Community issued approximately 784,000 shares of common stock to the Pacific Liberty shareholders and caused Pacific Liberty to pay approximately $5.0 million in cash for all outstanding options to purchase Pacific Liberty common stock. The aggregate transaction value was approximately $41.6 million.

First Community acquired Cedars on January 4, 2006. First Community paid approximately $114.2 million in cash to Cedars shareholders and approximately $5.8 million in cash for all outstanding options to purchase Cedars common stock. The aggregate transaction value was approximately $120.0 million.

First Community acquired Foothill on May 9, 2006. First Community issued approximately 3,947,000 shares of common stock to the Foothill shareholders and caused Foothill to pay approximately $10.2 million in cash for all outstanding options to purchase Foothill common stock. The aggregate transaction value was approximately $242.5 million.

On May 16, 2006, First Community entered into a definitive agreement and plan of merger to acquire all of the outstanding common stock and options of Community Bancorp for approximately $264.9 million in consideration (using Community National’s outstanding common stock and stock options on June 30, 2006, and the average closing market price of First Community’s common stock for the 5-day trading period ending May 18, 2006, of $56.13) consisting of First Community common stock for the outstanding common stock of Community Bancorp and cash for Community Bancorp common stock options. The definitive agreement provides for a fixed exchange ratio of 0.735 of a share of First Community common stock for each Community Bancorp share. The exchange ratio is subject to adjustment as further described in the definitive agreement. We used an assumed exchange ratio of 0.735 of a share of First Community common stock for each share of Community Bancorp common stock outstanding for purposes of presenting the unaudited pro forma combined condensed financial statements. The completion of the Community Bancorp acquisition is subject to customary conditions, including the approval of bank regulatory authorities and Community Bancorp’s stockholders.

An unaudited summary of First Community’s preliminary purchase price allocations for the First American, Pacific Liberty, Cedars, Foothill and Community Bancorp acquisitions follows. These purchase price allocations are based on estimates and are subject to change as more information becomes available and after final analyses of the fair values of both tangible and intangible assets acquired and liabilities assumed are completed. Accordingly, the final fair value adjustments may be materially different from those presented in this report.

	First American	Pacific Liberty	Cedars	Foothill	Community Bancorp
	(Dollars in thousands)
Assets acquired or to be acquired:
Cash and investments	$122,836	$31,755	$39,625	$111,349	$64,921
Loans, net	106,244	119,245	356,532	535,251	737,875
Premises and equipment	4,458	32	1,234	7,012	6,743
Intangible assets	44,244	26,116	78,222	192,055	216,863
Other assets	8,111	6,137	13,244	50,643	28,365

Total assets acquired	285,893	183,285	488,857	896,310	1,054,767

Liabilities assumed or to be assumed:
Deposits	217,436	142,179	361,405	(634,585)	(698,547)
Other liabilities	8,771	4,479	7,452	(29,498)	(105,889)

Total liabilities assumed	226,207	146,658	368,857	(664,083)	(804,436)

Total consideration paid net of cash paid for options	$59,686	$36,627	$120,000	$232,227	$250,331

Unaudited Pro Forma Combined Condensed Financial Information

The following unaudited pro forma combined condensed financial information presents the impact of the acquisitions of First American, Pacific Liberty, Cedars and Foothill and the proposed acquisition of Community Bancorp on First Community’s historical financial condition and results of operations under the purchase method of accounting. Under the purchase method of accounting, First Community records the assets and liabilities of the acquired entities at their fair values on the closing date of the acquisition. The unaudited pro forma combined condensed balance sheet as of June 30, 2006 has been prepared under the assumption that the Foothill and Community Bancorp acquisitions were completed on that date. The First American and Pacific Liberty acquisitions were consummated prior to December 31, 2005, and the Cedars acquisition was consummated on January 4, 2006 and, accordingly, all are reflected in First Community’s historical balance sheet as of March 31, 2006. The unaudited pro forma combined condensed statements of earnings for the six months ended June 30, 2006, and the year ended December 31, 2005, have been prepared under the assumption that all of the acquisitions were completed on January 1, 2005.

The unaudited pro forma combined condensed financial information is presented for illustrative purposes only, and does not indicate either the operating results that would have occurred had all the acquisitions been consummated on January 1, 2005 or on June 30, 2006, as the case may be, or future results of operations or financial condition. The unaudited pro forma combined condensed financial information is based upon assumptions and adjustments that First Community believes are reasonable. No assumptions have been applied to the pro forma combined financial statements regarding possible revenue enhancements, expense efficiencies, or asset dispositions other than sales of investment securities. The unaudited pro forma combined condensed financial information and the accompanying notes should be read in conjunction with First Community’s, Community Bancorp’s and Foothill’s historical financial statements contained in their respective Annual Reports on Form 10-K for the year ended December 31, 2005, First Community’s and Community Bancorp’s respective Quarterly Reports on Form 10-Q for the quarter ended June 30, 2006, and Foothill’s unaudited consolidated financial statements for the quarter ended March 31, 2006, which have been incorporated by reference into this document, or as otherwise contained herein. See the section “Sources of Additional Information” immediately preceding the table of contents.

As explained further in the accompanying notes to unaudited pro forma combined condensed financial information, the allocations of the purchase price with respect to the acquisitions are based on preliminary estimates and are subject to change as more information becomes available and after final analyses of the fair values of both tangible and intangible assets acquired and liabilities assumed are completed. Accordingly, the final fair value adjustments may be materially different from those presented in this document.

Unaudited Pro Forma Combined Condensed Balance Sheet

June 30, 2006

(In thousands)

	First Community	Community Bancorp	Fair Value Adjustments(a)	Cash Paid for Community Bancorp Stock Options(b)	Issuance of Common Stock Net of Community Bancorp Stockholders’ Equity(c)	Total First Community and Community Bancorp Pro Forma Combined
Cash and cash equivalents	$152,396	$21,308	$—	$(14,545)	$—	$159,159
Investments and interest bearing deposits	270,200	58,468	(310)	—	—	328,358
Loans, net	3,391,578	735,606	2,269	—	—	4,129,453
Goodwill	546,635	41,371	(41,371)	14,545	189,043	750,223
Core deposit intangible	44,874	4,120	9,155	—	—	58,149
Other assets	151,951	35,949	(841)	—	—	187,059

	$4,557,634	$896,822	$(31,098)	$—	$189,043	$5,612,401

Deposits	$3,179,504	$699,371	$(824)	$—	$—	$3,878,051
Borrowings	324,100	48,790	—	—	—	372,890
Subordinated debentures	129,902	35,000	260	—	—	165,162
Other liabilities	48,798	10,439	11,400	—	—	70,637

Total liabilities	3,682,304	793,600	10,836	—	—	4,486,740
Shareholders’ equity	875,330	103,222	(41,934)	—	189,043	1,125,661

	$4,557,634	$896,822	$(31,098)	$—	$189,043	$5,612,401

See “Community Bancorp Pro Forma Balance Sheet Adjustments” beginning on page 94.

Unaudited Pro Forma Combined Condensed Statement of Earnings

Six Months Ended June 30, 2006

(In thousands, except per share data)

	First Community	Foothill(1)	Pro Forma Adjustments		First Community and Foothill Pro Forma Combined	Community Bancorp	Pro Forma Adjustments		First Community and Community Bancorp Pro Forma Combined

Interest income:
Loans	$128,279	$12,869	$378	(a)	$141,526	$32,988	$252	(1)	$174,766
Investment securities	4,904	1,910	(1,157	)(b)	5,657	1,536	62	(2)	7,255

Total interest income	133,183	14,779	(779)		147,183	34,524	314		182,021

Interest expense:
Deposits	12,765	1,939	(83	)(c)	14,621	7,346	49	(3)	22,016
Borrowings	5,281	423	(1,472	)(d)	4,232	1,039	—		5,271
Subordinated debentures	5,147	218	—		5,365	1,295	32	(4)	6,692

Total interest expense	23,193	2,580	(1,555)		24,218	9,680	81		33,979

Net interest income before provision for credit losses	109,990	12,199	776		122,965	24,844	233		148,042
Provision for credit losses	9,600	—	—		9,600	—	—		9,600

Net interest income after provision for credit losses	100,390	12,199	776		113,365	24,844	233		138,442

Noninterest income:
Service charges, commissions and fees	6,740	1,197	—		7,937	1,345	—		9,282
Gain on sale of loans	—	—	—		—	3,118	(641	)(5)	2,477
Other	1,301	510	—		1,811	(721)	—		1,090

Total noninterest income	8,041	1,707	—		9,748	3,742	(641)		12,849

Noninterest expense:
Compensation	30,095	3,884	—		33,979	10,308	—		44,287
Occupancy and furniture and equipment	8,792	1,416	21	(f)	10,229	1,752	—		11,981
Data processing and communications	4,429	783	—		5,212	1,110	—		6,322
Professional services	2,136	909	—		3,045	905	—		3,950
Intangible asset amortization	2,726	—	577	(g)	3,303	297	367	(6)	3,967
Other	6,554	2,840	—		9,394	3,333	—		12,727

Total noninterest expense	54,732	9,832	598		65,162	17,705	367		83,234

Earnings before income taxes and effect of accounting change	53,699	4,074	178		57,951	10,881	(775)		68,057
Income taxes	21,987	1,474	75	(h)	23,536	4,431	(326	)(7)	27,641

Net earnings before accounting change	$31,712	$2,600	$103		$34,415	$6,450	$(449)		$40,416

Net earnings per share before accounting change:
Basic	$1.51				$1.43	$1.07			$1.42
Diluted	$1.50				$1.41	$1.03			$1.40
Weighted average shares:
Basic	20,952.2				24,074.1	6,008.7			28,490.5
Diluted	21,208.5				24,330.4	6,286.7			28,951.1

(1)	For the period from January 1, 2006 to May 9, 2006.

See “First American, Pacific Liberty, Cedars and Foothill Pro Forma Adjustments” on page 95 for explanations of the Foothill pro forma adjustments.

See “Community Bancorp Pro Forma Adjustments” on page 95.

Unaudited Pro Forma Combined Condensed Statement of Earnings

Year Ended December 31, 2005

(In thousands, except per share data)

	First Community	First American(1)	Pacific Liberty(2)	Cedars	Foothill	Pro Forma Adjustments		First Community, First American, Pacific Liberty, Cedars and Foothill Pro Forma Combined	Community Bancorp	Pro Forma Adjustments		First Community and Community Bancorp Pro Forma Combined
Interest income:
Loans	$174,202	$5,131	$6,982	$26,895	$35,318	$1,307	(a)	$249,835	$51,591	$504	(1)	$301,930
Investment securities	9,150	2,156	617	3,040	7,796	(5,166	)(b)	17,593	2,265	122	(2)	19,980

Total interest income	183,352	7,287	7,599	29,935	43,114	(3,859)		267,428	53,856	626		321,910

Interest expense:
Deposits	11,087	962	1,532	7,220	4,684	132	(c)	25,617	10,196	775	(3)	36,588
Borrowings	3,350	261	52	1,053	250	(1,616	)(d)	3,350	980	—		4,330
Subordinated debentures	8,480	—	—	—	545	—		9,025	1,639	200	(4)	10,864

Total interest expense	22,917	1,223	1,584	8,273	5,479	(1,484)		37,992	12,815	975		51,782

Net interest income before provision for credit losses	160,435	6,064	6,015	21,662	37,635	(2,375)		229,436	41,041	(349)		270,128
Provision for credit losses	1,420	(20)	258	1,975	—	—		3,633	1,231	—		4,864

Net interest income after provision for credit losses	159,015	6,084	5,757	19,687	37,635	(2,375)		225,803	39,810	(349)		265,264

Noninterest income:
Service charges, commissions and fees	10,659	549	431	1,217	4,166	—		17,022	2,741	—		19,763
Gain on sale of loans	596	—	—	—	—	—		596	6,968	(3,642	)(5)	3,922
Other	2,635	400	1,830	(873)	969	1,670	(e)	6,631	314	—		6,945

Total noninterest income	13,890	949	2,261	344	5,135	1,670		24,249	10,023	(3,642)		30,630

Noninterest expense:
Compensation	48,623	2,575	1,861	6,805	11,705	—		71,569	16,407	—		87,976
Occupancy and furniture and equipment	13,463	638	349	1,696	4,417	80	(f)	20,643	3,249	—		23,892
Data processing and communications	6,862	391	362	—	1,468	—		9,083	1,844	—		10,927
Professional services	4,548	315	156	—	1,290	—		6,309	1,968	—		8,277
Intangible asset amortization	3,607	—	—	—	—	2,572	(g)	6,179	385	942	(6)	7,506
Other	10,311	996	855	4,424	6,392	—		22,978	5,125	—		28,103

Total noninterest expense	87,414	4,915	3,583	12,925	25,272	2,652		136,761	28,978	942		166,681

Earnings before income taxes	85,491	2,118	4,435	7,106	17,498	(3,357)		113,291	20,855	(4,933)		129,213
Income taxes	35,125	762	1,710	2,750	6,212	(1,410	)(h)	45,149	8,259	(2,072	)(7)	51,336

Net earnings	$50,366	$1,356	$2,725	$4,356	$11,286	$(1,947)		$68,142	$12,596	$(2,861)		$77,877

Net earnings per share:
Basic	$3.05				$1.33			$2.89	$2.29			$2.82
Diluted	$2.98				$1.25			$2.82	$2.17			$2.74
Weighted average shares:
Basic	16,536.4				8,479			23,549.0	5,501.8			27,593.0
Diluted	16,893.5				9,030			24,156.0	5,814.5			28,430.0

(1)	For the period from January 1, 2005 to August 12, 2005.
(2)	For the nine months ended September 30, 2005.

See “First American, Pacific Liberty, Cedars, and Foothill Pro Forma Adjustments” on page 95.

See “Community Bancorp Pro Forma Adjustments” on page 95.

Pro Forma Adjustments

The unaudited pro forma combined condensed balance sheet as of June 30, 2006 has been prepared assuming the Community Bancorp acquisition was consummated on June 30, 2006. The First American acquisition was consummated on August 12, 2005, the Pacific Liberty acquisition was consummated on October 7, 2005, the Cedars acquisition was consummated on January 4, 2006, and the Foothill acquisition was consummated on May 9, 2006, and each of them are, accordingly, reflected in First Community’s historical balance sheet as of June 30, 2006. The unaudited pro forma combined condensed statement of earnings for the six months ended June 30, 2006, and the year ended December 31, 2005, have been prepared under the assumption that all of the acquisitions were consummated on January 1, 2005.

The unaudited pro forma combined condensed financial information reflects the issuance of First Community common stock. Although the First American acquisition was a cash transaction, First Community sold approximately 1,045,000 common shares in 2005 in order to augment regulatory capital at both First Community and its banking subsidiary, Pacific Western National Bank. First Community issued approximately 784,000 shares of common stock in the Pacific Liberty acquisition. Portions of these shares have been added to First Community’s historical weighted average number of shares of common stock used to calculate basic and diluted earnings per share for purposes of determining the pro forma earnings per share amounts for the year ended December 31, 2005. Although the Cedars transaction was a cash transaction, First Community sold approximately 1,891,000 shares of common stock in late January 2006 in order to augment regulatory capital at both First Community and its banking subsidiary, Pacific Western National Bank. These shares of common stock have been added to First Community’s historical weighted average number of shares of common stock used to calculate basic and diluted earnings per share for purposes of determining the pro forma earnings per share amounts for the year ended December 31, 2005 and the six months ended June 30, 2006. First Community issued approximately 3,947,000 shares of common stock in the Foothill acquisition. A portion of these shares of common stock have been added to First Community’s historical weighted average number of shares of common stock used to calculate basic and diluted earnings per share for purposes of determining the pro forma earnings per share amounts for the six months ended June 30, 2006. First Community applied the exchange ratio of 0.4523 to Foothill’s historical weighted average shares outstanding for the year ended December 31, 2005 to determine the pro forma basic and diluted earnings per share for this period. While the exchange ratio for determining the shares of common stock to be issued to Community Bancorp stockholders is subject to adjustment under limited circumstances as set forth in the definitive agreement, for purposes of the pro forma earnings per share calculations we have used an assumed exchange ratio of 0.735 of share of First Community common stock for each share of Community Bancorp common stock outstanding. As a result, First Community increased its historical basic and diluted share averages using an assumed exchange ratio of 0.735 applied to Community Bancorp’s historical basic and diluted share averages for the six months ended June 30, 2006 and the year ended December 31, 2005. A reconciliation of First Community’s historical diluted share averages to the pro forma averages follows.

	Six Months Ended June 30, 2006		Year Ended December 31, 2005
	(In thousands)
First Community historical average diluted shares	21,208		16,894
First American shares	—		687	(1)
Pacific Liberty shares	—		600	(1)
Cedars shares	315	(2)	1,891	(2)
Foothill shares	2,807	(4)	4,084	(3)
Community Bancorp shares	4,621	(5)	4,274	(5)

Pro forma average diluted shares	28,951		28,430

(1)

Represents the number of shares issued with respect to the First American and Pacific Liberty acquisitions assumed to be outstanding from January 1, 2005, through the respective issuance or acquisition dates. First

Community’s historical average for the six months ended June 30, 2006 includes the issued shares from the respective issuance or acquisition dates.
(2)	Represents the number of shares issued in the January 2006 offering assumed to be outstanding from January 1, 2005, through the actual issuance date in 2006. First Community’s historical average for the six months ended June 30, 2006 includes the issued shares from the issuance date.
(3)	Represents Foothill’s historical average diluted shares of 9,030 for the year ended December 31, 2005 multiplied by the actual exchange ratio of 0.4523.
(4)	Represents the number of shares issued with respect to the Foothill acquisition assumed to be outstanding from January 1, 2006 through the actual issuance date in 2006. First Community’s historical average for the six months ended June 30, 2006 includes the issued shares from the issuance date.
(5)	Represents Community Bancorp’s historical average diluted shares of 6,287 for the six months ended June 30, 2006, and 5,814 for the year ended December 31, 2005 multiplied by the assumed exchange ratio of 0.735. The actual exchange ratio is subject to adjustment under limited circumstances.

Community Bancorp Pro Forma Balance Sheet Adjustments

(a)	Fair value adjustments: The Community Bancorp pro forma fair value adjustments are preliminary, based on estimates, and are subject to change as more information becomes available and after final analyses of the fair values of both tangible and intangible assets acquired and liabilities assumed are completed. Accordingly, the final fair value adjustments may be materially different from those presented in this document. A summary of these estimated fair value adjustments follows.

Adjustment of investment securities: This estimated adjustment represents the reduction to fair value of the held to maturity portfolio. This amount will be amortized to interest income on investment securities over the remaining life of the portfolio.

Adjustment of loans to fair value: This estimated adjustment represents an unamortized discount of $2.0 million on the loan portfolio which will be amortized to interest income on loans over the remaining life of the loan portfolio acquired and a write-up of $4.3 million of loans held for sale.

Elimination of historical core deposit intangible and goodwill: Community Bancorp’s historical core deposit intangible and goodwill will be eliminated upon closing of the acquisition. The fair value of core deposits and the amount of goodwill from the Community Bancorp acquisition will be recorded at closing.

Establishment of core deposit intangible: This amount represents the estimated future economic benefits from certain of the customer balances to be acquired. This intangible asset will be amortized to expense over the estimated life of the deposits acquired using an accelerated method. This intangible asset will also be reviewed for impairment periodically.

Other assets: This estimated fair value adjustment reflects income tax adjustments resulting from basis differences of the assets acquired and liabilities assumed and either deferred income tax assets or income tax receivables resulting from tax deductible items such as severance and deferred compensation payouts and compensation deductions related to cash payments to option holders of the acquired entity. Further income tax adjustments may be made as more information becomes available and analyses are finalized in order to complete final tax returns.

Deposits: This estimated fair value adjustment reflects a premium on certain time deposits whose interest rates are below market. This estimated premium will be amortized to interest expense over the remaining contractual life of such deposits.

Subordinated debentures: This estimated fair value adjustment reflects a discount on the fixed rate trust preferred securities and will be accreted to interest expense over the remaining life of the debt.

Other liabilities: This estimated pro forma adjustment represents accruals made or to be made at the time the acquisition is consummated to reflect the direct costs of the acquisition and include investment banker and professional fees, severance, change in control and other compensation payments, contract termination costs, system conversion costs, and miscellaneous items.

(b)	Cash paid for stock options: The terms of the Community Bancorp acquisition agreement require a cash payment to Community Bancorp’s common stock option holders for the difference between the per share merger consideration and the option exercise price. Such cash payment is estimated to be approximately $14,545,000, and is based on the assumed exchange ratio of 0.735.

(c)	Issuance of common stock: This amount represents the value of First Community common stock expected to be issued to holders of Community Bancorp common stock in the amount of $250,331,000 reduced by Community Bancorp’s historical stockholders’ equity and the net effect of the fair value adjustments. The value of First Community common stock expected to be issued is based on the assumed exchange ratio of 0.735 and the average closing market price of First Community’s common stock for the 5-day trading period ending May 18, 2006, of $56.13.

Statement of Earnings Pro Forma Adjustments

First American, Pacific Liberty, Cedars, and Foothill Pro Forma Adjustments

(a)	Represents accretion of discount on loans over four years.

(b)	Covenants in the definitive acquisition agreements with each of First American, Pacific Liberty, Cedars and Foothill required the acquired entity to liquidate substantially all of its investment securities immediately prior to the close of the acquisition. Since these investment securities were sold at or near the acquisition consummation date in accordance with the terms of the agreements, the historical statements of earnings have been adjusted to reflect the elimination of interest on such investment securities as if the investment portfolios had been liquidated on January 1, 2005. The proceeds from pro forma sales of investment securities were assumed to repay borrowings. Any pro forma proceeds in excess of borrowing repayments were assumed to be invested in federal funds sold at 3.02% for 2005 and 3.50% for the six months ended June 30, 2006.

(c)	Amortization of the time deposit fair value adjustment. Such amortization is over two years using an accelerated method.

(d)	Elimination of interest expense on borrowings due to repayment from cash generated by pro forma sale of investment securities.

(e)	Elimination of net loss on sales of investment securities due to pro forma liquidation of the investment portfolios.

(f)	Additional depreciation adjustment resulting from fair value adjustments to office premises.

(g)	Represents amortization of the core deposit intangible asset over its estimated life of 10 years.

(h)	Represents income taxes on the pro forma adjustments at a combined Federal and California effective tax rate of approximately 42%.

Community Bancorp Pro Forma Adjustments

(1)	Represents amortization of discount on loans over four years.

(2)	Represents amortization of the fair value adjustment of the investment securities over eight years.

(3)	Amortization of the time deposit fair value adjustment. Such amortization is over two years using an accelerated method.

(4)	Amortization of the fixed rate subordinated debt fair value adjustment over 15 years and elimination of income related to the associated interest rate swap.

(5)	Represents a reduction in gain on sale of loans due to the fair value adjustment to loans held for sale.

(6)	Represents adjustment to amortization of the core deposit intangible asset over its estimated life of 10 years.

(7)	Represents income taxes on the pro forma adjustments at a combined Federal and California effective tax rate of approximately 42%.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock offered hereby will be passed upon for First Community by Sullivan & Cromwell LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of First Community Bancorp as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein and in the joint proxy statement-prospectus in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this Registration Statement by reference from Community Bancorp Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Foothill Independent Bancorp and subsidiaries as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 are incorporated by reference in the registration statement and this joint proxy statement-prospectus in reliance upon the report of Vavrinek, Trine, Day & Co., LLP, independent registered public accounting firm, incorporated by reference in the registration statement and this joint proxy statement-prospectus, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

First Community and Community Bancorp file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document filed by First Community and Community Bancorp at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The internet address of the SEC’s website is http://www.sec.gov.

First Community also maintains a website at www.firstcommunitybancorp.com, and via the “Public Filings” link at such site, you may obtain copies of documents filed by First Community with the SEC. Community Bancorp also maintains a website at www.mycnbonline.com, and through the “Investor Relations” tab at such site, you may obtain copies of documents filed by Community Bancorp with the SEC.

This joint proxy statement-prospectus includes information that has not been presented to you but is “incorporated by reference.” This means that First Community and Community Bancorp can disclose information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered a part of this joint proxy statement-prospectus, except for any information superseded by information contained in this joint proxy statement-prospectus. This joint proxy statement-prospectus incorporates by reference the documents listed below, which contain important business and financial information.

All documents filed by First Community or Community Bancorp pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this document and before the date of the First Community special meeting or Community Bancorp special meeting are also deemed to be incorporated by reference into and are made a part of this document from the date of filing of those documents.

This joint proxy statement-prospectus incorporates by reference the following documents filed by First Community:

•	First Community’s annual report on Form 10-K for the year ended December 31, 2005.

•	All other First Community reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2005.

•	The description of First Community’s common stock contained in First Community’s registration statement on Form 8-A, filed on June 2, 2000, and any amendment or reports that update the description.

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this document.

This joint proxy statement-prospectus incorporates by reference the following documents filed by Foothill Independent Bancorp:

•	Item 8 and the Auditors Report included therein of Foothill Independent Bancorp’s annual report on Form 10-K for the year ended December 31, 2005.

This joint proxy statement-prospectus incorporates by reference the following documents filed by Community Bancorp:

•	Community Bancorp’s annual report on Form 10-K for the year ended December 31, 2005.

•	All other Community Bancorp reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2005.

•	The description of Community Bancorp’s common stock contained in Community Bancorp’s registration statement on Form S-3, dated September 5, 2003, including any amendment or report filed for the purpose of updating such description.

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this document.

You should rely only on the information contained in, delivered with or referred to in this document. Neither Community Bancorp nor First Community have authorized anyone to provide you with information that is different.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this document.

In addition, First Community filed a registration statement on Form S-4 to register with the SEC the First Community common stock to be issued to Community Bancorp stockholders in the merger, and this document constitutes a prospectus for First Community common stock as well as a proxy statement of First Community and Community Bancorp. This joint proxy statement-prospectus does not contain all the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to the merger and the securities offered hereby, reference is made to the registration statement and the exhibits filed as part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the SEC mentioned above.

You may request a copy of any of First Community’s filings at no cost, by writing or telephoning First Community at the address and phone number set forth below:

First Community Bancorp

275 N. Brea Blvd.

Brea, California 92821

Attention: Investor Relations

(714) 671-6800

You may request a copy of any of Community Bancorp’s filings at no cost, by writing or telephoning Community Bancorp at the address and phone number set forth below:

Community Bancorp Inc.

900 Canterbury Place, Suite 300

Escondido, California 92025

Attention: Investor Relations

(760) 432-1100

APPENDIX A

AGREEMENT AND PLAN OF MERGER

DATED AS OF MAY 15, 2006

BY AND BETWEEN

COMMUNITY BANCORP INC.

AND

FIRST COMMUNITY BANCORP

RECITALS

EXHIBIT A	Form of Stockholder Agreement
EXHIBIT B	Form of Non-Solicitation Agreement (Directors)
EXHIBIT C	Form of Non-Solicitation Agreement (Executives)

Company Disclosure Schedule

Parent Disclosure Schedule

AGREEMENT AND PLAN OF MERGER, dated as of May 15, 2006 (this “Agreement”), by and between Community Bancorp Inc. (the “Company”), and First Community Bancorp (“Parent”).

RECITALS

A. The Company. The Company is a bank holding company organized under the laws of the State of Delaware and registered as a bank holding company pursuant to the Bank Holding Company Act of 1956, as amended, having its principal place of business in Escondido, California.

B. Parent. Parent is a bank holding company organized under the laws of the State of California and registered as a bank holding company pursuant to the Bank Holding Company Act of 1956, as amended, having its principal place of business in Rancho Santa Fe, California.

C. Board Action. The respective boards of directors of Parent and the Company have determined that it is in the best interests of their respective companies and their stockholders or shareholders, as applicable, to consummate the Merger (as defined herein).

D. Intention of the Parties. It is the intention of the parties to this Agreement that the Merger be treated as a “reorganization” under Section 368(a) of the Code (as defined herein).

E. Stockholder Agreements. As a condition to, and simultaneously with, the execution of this Agreement, each Stockholder (as defined herein) is entering into an agreement, in the form of Exhibit A hereto (collectively, the “Stockholder Agreements”), pursuant to which each Stockholder has agreed, among other things, to vote his or her shares in favor of adoption of this Agreement.

F. Non-Solicitation Agreements. As a condition to, and simultaneously with, the execution of this Agreement, each of the directors of the Company (the “Directors”) is entering into a non-solicitation agreement with the Company, in the form of Exhibit B hereto (collectively, the “Non-Solicitation Agreements (Directors)”).

G. Non-Solicitation Agreements. As a condition to, and simultaneously with, the execution of this Agreement, each of Michael Perdue and Gary Youmans (the “Executives”) is entering into a non-solicitation agreement with Parent, in the form of Exhibit C hereto (collectively, the “Non-Solicitation Agreements (Executives)”).

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

Certain Definitions

1.01. Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Proposal” has the meaning set forth in Section 6.06.

“Adjusted Stockholders’ Equity” has the meaning set forth in Section 7.03(d).

“Advisors” has the meaning set forth in Section 7.03(d).

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by or is under common control with such Person. For purposes of this definition, “control” of a Person shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

“Agreement of Merger” has the meaning set forth in Section 2.01(b).

“ALL” has the meaning set forth in Section 5.02(t).

“Alternative Acquisition Agreement” has the meaning set forth in Section 6.03.

“Applicable Date” has the meaning set forth in Section 5.02(g).

“Bank Insurance Fund” means the Bank Insurance Fund maintained by the FDIC.

“Bank Merger” has the meaning set forth in Section 2.01(a).

“Bank Secrecy Act” means the Currency and Foreign Transaction Reporting Act (31 U.S.C. Section 5311 et seq.), as amended.

“Benefit Plans” has the meaning set forth in Section 5.02(m).

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the United States federal government or any day on which banking institutions in the State of California are authorized or obligated to close.

“California Secretary” means the Secretary of State of the State of California.

“Certificate” has the meaning set forth in Section 3.01(a).

“Certificate of Merger” has the meaning set forth in Section 2.01(b).

“CGCL” means the California General Corporation Law.

“Change of Recommendation” has the meaning set forth in Section 6.03.

“Closing Financial Statements” has the meaning set forth in Section 6.22.

“Code” means the Internal Revenue Code of 1986, as amended.

“Community Reinvestment Act” means the Community Reinvestment Act of 1977, as amended.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Award” means a right of any kind, contingent or accrued, to acquire or receive Shares or benefits measured by the value of Shares, and each award of any kind consisting of Shares that may be held, awarded, outstanding, payable or reserved for issuance under the Benefit Plans or Company Stock Option Plans, other than Company Stock Options.

“Company Bank” means Community National Bank, a national association and wholly-owned Subsidiary of the Company.

“Company Board” means the board of directors of the Company.

“Company Bylaws” means the bylaws of the Company, as amended.

“Company Certificate” means the certificate of incorporation of the Company, as amended.

“Company Common Stock” means the common stock, par value $0.625 per share, of the Company.

“Company Disclosure Schedule” has the meaning set forth in Section 5.01.

“Company Intellectual Property Rights” has the meaning set forth in Section 5.02(x).

“Company Loan Property” has the meaning set forth in Section 5.02(o).

“Company Material Adverse Effect” means any effect, circumstance, occurrence or change that is material and adverse to the business, assets or deposit liabilities, properties, operations, results of operations, condition (financial or otherwise) or prospects of the Company; provided, however, that any of the following effects, circumstances, occurrences or changes shall not be considered when determining if a Company Material Adverse Effect has occurred: (i) any change in law, rule or regulation or generally accepted accounting principles or interpretations thereof that applies to both Parent and the Company; (ii) any litigation instituted seeking to enjoin, whether temporarily, preliminarily or permanently, the consummation of the Merger or asserting that (A) the Merger Consideration or Exchange Ratio is not fair to the Company’s shareholders, (B) the Company’s directors or officers breached their fiduciary duties or the requirement to act in good faith as a result of their actions in connection with the approval of or efforts to consummate the Merger, or (C) the Registration Statement or Proxy Statement/Prospectus contained any misstatements of material fact relating to the transactions contemplated by this Agreement, or omitted to state a material fact that was necessary to make the statements therein relating to the transactions contemplated by this Agreement not misleading (so long as the court in any such action has not preliminarily or permanently enjoined the consummation of the Merger and has not rendered a final judgment finding that any such allegations are true); (iii) any action taken by the Company with Parent’s express written consent or any action taken by the Company that the Company was required to take pursuant to the terms of this Agreement (other than those actions that the Company is required to take pursuant to Section 4.01(a) hereof); (iv) any failure, in and of itself, by the Company to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (it being understood that, with respect to this clause (iv), the facts or circumstances giving rise or contributing to failure to meet estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Company Material Adverse Effect pursuant to any other clause of this definition); (v) any expense of the Company arising out of the acceleration of the vesting of Company Stock Options or the lapsing of restrictions with respect to Company Awards as a result of the transactions contemplated by this Agreement in accordance with the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment; or (vi) changes in economic conditions affecting commercial banks generally, except to the extent such changes disproportionately affect the Company.

“Company Meeting” has the meaning set forth in Section 6.02.

“Company Stock Option Plans” means the Company’s 1993 Stock Option Plan, 2003 Stock Option Plan and 2005 Equity Based Compensation Plan, each as amended to date.

“Company Stock Options” means issued and outstanding options to acquire Company Common Stock which were granted under the Company Stock Option Plans.

“Company Recommendation” has the meaning set forth in Section 5.02(e).

“Company Reports” has the meaning set forth in Section 5.02(g).

“Confidentiality Agreement” has the meaning set forth in Section 6.05(e).

“Continuing Employees” has the meaning set forth in Section 6.10(a).

“Contract” or “Contracts” has the meaning set forth in Section 5.02(f).

“Deferred Compensation Programs” has the meaning set forth in Section 6.10.

“Delaware Secretary” means the Secretary of State of the State of Delaware.

“Derivatives Contract” has the meaning set forth in Section 5.02(q).

“DGCL” shall mean the Delaware General Corporation Law.

“Directors” has the meaning set forth in the recitals to this Agreement.

“D&O Insurance” has the meaning set forth in Section 6.09(c).

“Effective Time” has the meaning set forth in Section 2.02.

“Employees” has the meaning set forth in Section 5.02(m).

“Environmental Laws” has the meaning set forth in Section 5.02(o).

“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act (15 U.S.C. Section 1691 et seq.), as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 5.02(m).

“ERISA Plans” has the meaning set forth in Section 5.02(m).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 3.03(a).

“Exchange Fund” has the meaning set forth in Section 3.03(a).

“Exchange Ratio” means 0.735, as adjusted as provided herein.

“Executives” has the meaning set forth in the recitals to this Agreement.

“Fair Housing Act” means the Fair Housing Act (420 U.S.C. Section 3601 et seq.), as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve Act” means the Federal Reserve Act, as amended.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System.

“Final Index” has the meaning set forth in Section 8.03(d).

“Foothill Reports” means Foothill Independent Bancorp’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005 and Foothill Independent Bancorp’s Current Reports on Form 8-K filed thereafter.

“GAAP” means generally accepted accounting principles in the United States, consistently applied over the period involved.

“Governmental Authority” means any federal, state or local court, governmental, administrative or regulatory authority (including, without limitation, any Regulatory Authorities), agency, commission, body or other governmental entity.

“Hazardous Substance” has the meaning set forth in Section 5.02(o).

“Home Mortgage Disclosure Act” means the Home Mortgage Disclosure Act (12 U.S.C. Section 2801 et seq.), as amended.

“Indemnified Party” or “Indemnified Parties” has the meaning set forth in Section 6.09(a).

“Index” has the meaning set forth in Section 8.03(d).

“Initial Index” has the meaning set forth in Section 8.03(d).

“Insurance Policies” has the meaning set forth in Section 5.02(s).

“IRS” has the meaning set forth in Section 5.02(m).

“Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority.

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, equity, encumbrance or any other encumbrance or exception to title of any kind.

“Maximum Adjustment Price” has the meaning set forth in Section 8.04(e).

“Merger” has the meaning set forth in Section 2.01(a).

“Merger Consideration” has the meaning set forth in Section 3.01(a).

“Minimum Adjustment Price” has the meaning set forth in Section 8.03(d).

“Multiemployer Plan” has the meaning set forth in Section 5.02(m).

“Nasdaq” means the National Market System of the Nasdaq Stock Market, Inc.

“National Bank Act” means the National Bank Act, as amended.

“National Labor Relations Act” means the National Labor Relations Act, as amended.

“Non-Solicitation Agreements (Directors)” has the meaning set forth in the recitals to this Agreement.

“Non-Solicitation Agreements (Executives)” has the meaning set forth in the recitals to this Agreement.

“OCC” means the Office of the Comptroller of the Currency.

“Offer Letters” means the offer letters by the Parent executed on the date hereof by the Parent and the Executives.

“Order” has the meaning set forth in Section 7.01(c).

“Parent” has the meaning set forth in the preamble to this Agreement.

“Parent Articles” means the articles of incorporation of Parent, as amended.

“Parent Average Closing Price” means the average of the closing prices of shares of Parent Common Stock quoted on Nasdaq on each of the last fifteen (15) trading days ending on the day which is the second trading day preceding the anticipated date that the Effective Time is to occur (the “Parent Measuring Period”), whether or not trades occurred on those days.

“Parent Board” means the board of directors of Parent.

“Parent Bylaws” means the bylaws of Parent, as amended.

“Parent Common Stock” means the common stock, no par value per share, of Parent.

“Parent Disclosure Schedule” has the meaning set forth in Section 5.01.

“Parent 401(k) Savings Plan” has the meaning set forth in Section 6.10(c).

“Parent Initial Price” means $57.99.

“Parent Material Adverse Effect” means any effect, circumstance, occurrence or change that is material and adverse to the business, assets or deposit liabilities, properties, operations, results of operations, condition (financial or otherwise) or prospects of Parent; provided, however, that any of the following effects, circumstances, occurrences or changes shall not be considered when determining if a Parent Material Adverse Effect has occurred: (i) any change in law, rule or regulation or generally accepted accounting principles or interpretations thereof that applies to both Parent and the Company; (ii) any litigation instituted seeking to enjoin, whether temporarily, preliminarily or permanently, the consummation of the Merger or asserting that (A) the Merger Consideration or Exchange Ratio is not fair to Parent’s shareholders, (B) Parent’s directors or officers breached their fiduciary duties or the requirement to act in good faith as a result of their actions in connection with the approval of or efforts to consummate the Merger, or (C) the Registration Statement or Proxy Statement/Prospectus contained any misstatements of material fact relating to the transactions contemplated by this Agreement, or omitted to state a material fact that was necessary to make the statements therein relating to the transactions contemplated by this Agreement not misleading (so long as the court in any such action has not preliminarily or permanently enjoined the consummation of the Merger and has not rendered a final judgment finding that any such allegations are true); (iii) any action taken by Parent with the Company’s express written consent or any action taken by Parent that Parent was required to take pursuant to the terms of this Agreement (other than those actions that Parent is required to take pursuant to Section 4.02(a) hereof); (iv) any failure, in and of itself, by Parent to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (it being understood that, with respect to this clause (iv) that the facts or circumstances giving rise or contributing to failure to meet estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, a Parent Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Parent Material Adverse Effect pursuant to any other clause of this definition); or (v) changes in economic conditions affecting commercial banks generally, except to the extent such changes disproportionately affect Parent.

“Parent Measuring Period” has the meaning set forth in the definition of Parent Average Closing Price.

“Parent Meeting” has the meaning set forth in Section 6.02.

“Parent Preferred Stock” means the preferred stock, no par value per share, of Parent.

“Parent Reports” has the meaning set forth in Section 5.03(g).

“Parent Stock” means, collectively, Parent Common Stock and Parent Preferred Stock.

“Pension Plan” has the meaning set forth in Section 5.02(m).

“Person” means any individual, bank, corporation (including not-for-profit), joint-stock company, general or limited partnership, limited liability company, joint venture, estate, business trust, trust, association, organization, Governmental Authority or other entity of any kind or nature.

“Professional Fees” has the meaning set forth in Section 7.03(d).

“Prospectus/Proxy Statement” has the meaning set forth in Section 6.03.

“Regulatory Authorities” has the meaning set forth in Section 5.02(i).

“Rights” means, with respect to any Person, the stock options, stock appreciation rights, warrants and any other securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or other instrument the value of which is determined in whole or in part by reference to the market price or value of, any shares of capital stock or any other property or assets of such Person.

“S-4 Registration Statement” has the meaning set forth in Section 6.03.

“Sarbanes-Oxley Act” has the meaning set forth in Section 5.02(g).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share” and “Shares” has the meaning set forth in Section 3.01(a).

“Stockholder” means each of the individuals or entities who is a stockholder of the Company or shareholder of Parent listed on Schedule I hereto and, to the extent required under the Stockholder Agreements, their respective spouses.

“Stockholder Agreements” has the meaning set forth in the recitals to this Agreement.

“Stockholders’ Equity Measuring Date” has the meaning set forth in Section 7.03(d).

“Subsidiary” means, as to any Person, a corporation, limited liability company, partnership or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, limited liability company, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person.

“Superior Proposal” has the meaning set forth in Section 6.06.

“Surviving Bank” has the meaning set forth in Section 2.01(a).

“Surviving Corporation” has the meaning set forth in Section 2.01(a).

“Tax” (including, with correlative meanings, the terms “Taxes” and “Taxable”) means all federal, state, local and foreign taxes, charges, fees, customs, duties, levies or other assessments, however denominated, including, without limitation, all net income, gross income, profits, gains, gross receipts, sales, use, value added, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment, capital stock or any other taxes, charges, fees, customs, duties, levies or other assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Returns” means any return, amended return or other report (including elections, declarations, forms, disclosures, schedules, estimates and information returns) required to be filed with any taxing authority with respect to any Taxes including, without limitation, any documentation required to be filed with any taxing authority or to be retained in respect of information reporting requirements imposed by the Code or any similar foreign, state or local law.

“Termination Fee” has the meaning set forth in Section 8.05(b).

“Third-Party Intellectual Property Rights” has the meaning set forth in Section 5.02(x).

“Treasury Shares” has the meaning set forth in Section 3.01(c).

“USA Patriot Act” means the USA Patriot Act (Pub. L. No. 107-56).

ARTICLE II

The Merger

2.01. The Merger. (a) The Combination. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, the Company shall merge with and into Parent (the “Merger”) and the separate corporate existence of the Company shall cease. Parent shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and shall continue to exist as a California corporation with all its rights, privileges, immunities, powers and franchises continuing unaffected by the Merger. Immediately after the Merger, the Company Bank will be merged (the “Bank Merger”) with and into First National Bank (the “Surviving Bank”). Upon consummation of the Bank Merger, Michael J. Perdue shall be appointed the Chief Executive Officer of the Surviving Bank. Subject to the immediately preceding sentence, Parent may, at any time prior to the Effective Time (including, to the extent permitted by applicable Law, after the Company’s stockholders have adopted this Agreement), change the method of effecting the Merger and/or the Bank Merger (including, without limitation, the provisions of this Article II and including, without limitation, by electing not to merge the Company into Parent, but rather merge a Subsidiary of Parent into the Company, and not to merge the Company Bank into a Subsidiary of Parent, if and to the extent it deems such change to be necessary, appropriate or desirable); provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration to be paid to holders of Company Common Stock, (ii) adversely affect the Tax treatment of the Company’s stockholders as a result of receiving the Merger Consideration, (iii) materially impede, delay or prevent consummation of the transactions contemplated by this Agreement or (iv) otherwise be materially prejudicial to the interests of the stockholders of the Company.

(b) Filings. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the Merger shall become effective at the Effective Time. An agreement of merger (the “Agreement of Merger”) shall be filed with the California Secretary and a Certificate of Merger shall be filed with the Delaware Secretary (the “Certificate of Merger”).

(c) Articles of Incorporation and Bylaws. The Parent Articles and the Parent Bylaws as in effect immediately prior to the Effective Time shall be those of the Surviving Corporation.

(d) Directors and Officers of the Surviving Corporation. Subject to Section 6.20, the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the directors and officers of Parent immediately prior to the Effective Time, until such time as their successors shall be duly elected and qualified.

(e) Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in § 1107 of the CGCL and § 259 of the DGCL, including any regulations or rules promulgated thereunder. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Parent shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Parent shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

2.02. Effective Time. Subject to the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the consummation of the Merger, but subject to the fulfillment or waiver of those conditions), the parties shall cause the filings contemplated by Section 2.01(b) to be made (i) no later than the third Business Day after such satisfaction or waiver or (ii) on such other date to which the parties may agree in writing. The Merger provided for herein shall become effective upon such filing or filings or on such date as may be specified therein. The “Effective Time” of the Merger shall be the later to occur of the following, or such later time as may be agreed by the parties and specified in the filings: (i) the Articles of Merger have been filed with the California Secretary and (ii) the Certificate of Merger has been filed with the Delaware Secretary.

ARTICLE III

Consideration; Exchange Procedures

3.01. Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of any holder of shares of Company Common Stock:

(a) Outstanding Company Common Stock. Each share of Company Common Stock, excluding Treasury Shares, issued and outstanding immediately prior to the Effective Time (each, a “Share” and, collectively, “Shares”), shall become and be converted into the right to receive that fraction of a share of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”). At the Effective Time, all Shares shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any Shares (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

(b) Outstanding Parent Stock. Each share of Parent Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of Parent Stock and shall not be affected by the Merger.

(c) Cancellation of Certain Shares. Any shares of Company Common Stock held by Parent or by the Company, other than those held in a fiduciary capacity or as a result of debts previously contracted (“Treasury Shares”), shall automatically be cancelled and retired and shall cease to exist at the Effective Time of the Merger and no consideration shall be issued in exchange therefor.

(d) Company Stock Options and Company Awards. Company Stock Options and Company Awards will be treated in accordance with Section 6.19.

3.02. Rights as Stockholders; Stock Transfers. At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, stockholders of the Company other than to receive the Merger Consideration. After the Effective Time, there shall be no transfers on the stock transfer books of the Company or the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

3.03. Exchange Procedures. (a) Exchange Agent. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld or delayed) (the “Exchange Agent”), for the benefit of the holders of Shares, certificates representing the shares of Parent Common Stock in exchange for Shares outstanding immediately prior to the Effective Time, deliverable upon due surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 3.03(g)) pursuant to the provisions of this Article III (such certificates for shares of Parent Common Stock being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of Shares notice advising such holders of the effectiveness of the Merger, including appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof, as provided in Section 3.03(g)) and instructions for surrendering the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent. Upon the surrender of a Certificate (or affidavits of loss in lieu thereof as provided in Section 3.03(g)) to the Exchange Agent in accordance with the terms of such transmittal materials, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to this Article III and (y) a check in the amount (after giving effect to any required tax withholdings as provided in Section 3.03(h)) of any cash in lieu of fractional shares, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock, together with a check for any cash to be paid upon due surrender of the Certificate, may be issued and/or paid to such a transferee if the Certificate formerly representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(c) Distributions with Respect to Unexchanged Shares; Voting. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and if ever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Certificate until such Certificate (or affidavits of loss in lieu thereof as provided in Section 3.03(g)) is surrendered for exchange in accordance with this Article III. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavits of loss in lieu thereof as provided in Section 3.03(g)), there shall be issued and/or paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

(d) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.

(e) Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued and any holder of Shares entitled to receive a fractional share of Parent Common Stock but for this Section 3.03(e) shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in a share of Parent Common Stock based on the Parent Average Closing Price.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company for 180 days after the Effective Time shall be delivered to Parent. Any holder of Shares who has not theretofore complied with this Article III shall thereafter look only to Parent for delivery of any certificates for shares of Parent Common Stock of such stockholders and payment of any cash in respect thereof payable and/or issuable pursuant to this Agreement upon due surrender of their Certificates (or affidavits of loss in lieu thereof as provided in Section 3.03(g)), in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and any cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

(h) Withholding Rights. Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax law. To the extent that amounts are so withheld by Parent, such withheld amounts (i) shall be remitted by Parent to the applicable Governmental Authority, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by Parent.

(i) Adjustments. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares or the issued and outstanding shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, redenomination, merger, issuer tender or exchange offer, or other similar transaction, then the Merger Consideration shall be equitably adjusted and as so adjusted shall, from and after the date of such event, be the Merger Consideration.

ARTICLE IV

Actions Pending Acquisition

4.01. Forbearances of the Company. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement or as set forth on Schedule 4.01 hereto, without the prior written consent of Parent, the Company will not and will cause its Subsidiaries not to:

(a) Ordinary Course; Material Adverse Effect; Material Adverse Effects on Consummation of Merger. Conduct the business of the Company or any of its Subsidiaries other than in the ordinary and usual course or fail to use its reasonable best efforts to preserve its business organization and assets intact and maintain its rights, franchises, powers and privileges and its existing relations and goodwill with customers, suppliers, creditors, lessors, lessees, employees and business associates, take any action that would adversely affect or delay the ability of the Company or Parent to perform any of their obligations on a timely basis under this Agreement, or take any action that would be reasonably likely to have a Company Material Adverse Effect, or knowingly take any action which is intended, or would reasonably be expected to, materially (i) impede, (ii) delay or (iii) adversely affect the ability of the Company or its Subsidiaries to consummate the Merger and the other transactions contemplated by this Agreement.

(b) Capital Stock. Other than any shares of Company Common Stock issuable in respect of Company Stock Options or Company Awards outstanding on the date hereof, (i) issue, sell, pledge, dispose of, encumber, permit to become outstanding or authorize the creation of any shares of capital stock or any

Rights, including pursuant to the Company’s dividend reinvestment plan which the Company has suspended as of the date hereof or (ii) permit any additional shares of capital stock of the Company or any Subsidiary of the Company to become subject to grants of employee or director stock options, other Rights or similar stock-based employee rights.

(c) Dividends; Etc. (i) Make, declare, pay or set aside for payment any dividend payable in cash, stock or property on or in respect of, or declare or make any distribution on, any shares of its capital stock (except for dividends paid by any direct or indirect wholly-owned Subsidiary to the Company or to any other direct or indirect wholly-owned Subsidiary of the Company and except for quarterly dividends on the Company Common Stock not to exceed $0.125 per share) or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock.

(d) Compensation; Employment Agreements; Etc. Enter into, renew or allow to renew automatically, make any new grants of awards under, terminate, amend or otherwise modify any employment, consulting, transition, termination, severance or similar agreements or arrangements with any director, officer, employee or consultant of the Company or any of its Subsidiaries or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary and usual course of business consistent with past practice, provided that no such increase shall result in an annual adjustment of more than five percent (5%) or (ii) for other changes that are required by applicable Law. Without limiting the generality of the foregoing, the Company shall not grant or approve the grant of any stock options or Company Awards under the Company Stock Option Plans.

(e) Hiring. Hire any person as an employee of the Company or any of its Subsidiaries or promote any employee, except persons hired to fill any vacancies arising after the date hereof and whose employment is terminable at the will of the Company or any such Subsidiary, other than any person to be hired who would have a base salary, including any guaranteed bonus or any similar bonus, considered on an annual basis of more than $75,000.

(f) Benefit Plans. Enter into, terminate, establish, adopt or amend (except as may be required by applicable Law) any Benefits Plans or take any action to accelerate the vesting, accrual or fund or in any other way secure the payment of or exercisability of stock options, or Company Awards restricted stock or other compensation or benefits payable thereunder. Without limiting the generality of the foregoing, the Company shall not amend or modify any Company Stock Option Plan or enter into, amend or modify any option or award agreement under any Company Stock Option Plan or take any other action which has the effect of increasing the Company’s obligations or liabilities pursuant to any Company Stock Option Plan.

(g) Dispositions. Sell, transfer, lease, license, guarantee, mortgage, pledge, encumber or otherwise create any Lien on, dispose of or discontinue any of its assets, deposits, business or properties (other than sales of loans and loan participations pursuant to Section 4.01(q)) except in the ordinary and usual course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to the Company and its Subsidiaries, taken as a whole.

(h) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other Person (other than purchases of loans and loan participations pursuant to Section 4.01(q)) except in the ordinary and usual course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to the Company and its Subsidiaries, taken as a whole.

(i) Capital Expenditures. Make any capital expenditures other than capital expenditures in the ordinary and usual course of business consistent with past practice in amounts not exceeding $25,000 individually or $500,000 in the aggregate.

(j) Governing Documents. Amend the Company Certificate or the Company Bylaws or the organizational documents of any Subsidiary of the Company.

(k) Accounting Methods. Implement or adopt any change in the Company’s book or tax accounting principles, practices or methods, other than as may be required by GAAP, and as concurred in by the Company’s independent public accountants, or as required by Section 6.07 or Section 6.18 of this Agreement.

(l) Contracts. Except with respect to contracts relating to loans or loan participations made in the ordinary and usual course of business consistent with past practice and in accordance with Section 4.01(q), enter into, renew or allow to renew automatically, modify, amend or terminate, make any payment not then required under or waive, release or assign any material right or claims under, any Contract that calls for aggregate annual payments of $25,000 or more and which is not terminable at will or with thirty (30) days or less notice without payment of any amount other than for products delivered or services performed through the date of termination.

(m) Claims. Enter into any settlement, compromise or similar agreement with respect to, or take any other significant action with respect to the conduct of, any action, suit, proceeding, order or investigation to which the Company or any Subsidiary of the Company is or becomes a party after the date of this Agreement, which settlement, compromise, agreement or action involves payment by the Company or any Subsidiary of the Company of an amount that exceeds $50,000 individually or $100,000 in the aggregate and/or would impose any material restriction on the business of the Surviving Corporation or create precedent for claims that are reasonably likely to be material to the Company and its Subsidiaries, taken as a whole.

(n) Adverse Actions. Take any action or omit to take any action that would reasonably be likely to result in (i) any of the Company’s representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) a material violation of any provision of this Agreement, except as may be required by applicable Law.

(o) Risk Management. Except as required by applicable Law or regulation or the Federal Reserve Board or the OCC, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to follow the Company’s or its applicable Subsidiary’s existing policies or practices with respect to managing its exposure to interest rate and other risk or (iii) fail to use commercially reasonable efforts to avoid any material increase in the Company’s aggregate exposure to interest rate risk.

(p) Indebtedness. Incur or modify any indebtedness for borrowed money or other liability (other than deposits, federal funds borrowings and borrowings from the Federal Home Loan Bank of San Francisco) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person.

(q) Loans. (i) Make any loan or loan commitment or renewal or extension thereof to any Person which would, when aggregated with all outstanding loans or loan commitments or any renewals or extensions thereof made to such Person and any Affiliate or immediate family member of such Person, exceed $3,000,000 or (ii) purchase or sell any loan or loan participation without submitting a copy of the loan write up containing the information customarily submitted to the Board of Directors or Credit and Loan Committee of the Company or the Company Bank, as applicable, in connection with obtaining approval for such action to the Chief Credit Officer of Parent two (2) full Business Days prior to taking such action; provided that, if Parent objects in writing to such loan or loan commitment or renewal or extension thereof or such purchase or sale within two (2) full Business Days after receiving such loan write up, the Company shall obtain the approval of a majority of the members of the Credit and Loan Committee of the Company or the Company Bank, as applicable, prior to making such loan or loan commitment or renewal or extension thereof or such purchase or sale. The Company shall not forgive any loans to directors, officers or employees of the Company.

(r) Investments. (i) Other than sales of overnight federal funds or in securities transactions as provided in (ii) below, make any investment either by contributions to capital, property transfers or purchase of any property or assets of any Person or (ii) other than purchases of direct obligations of the United States of America or obligations of U.S. government agencies which are entitled to the full faith and credit of the United States of America, in any case with a remaining maturity at the time of purchase of one year or less, purchase or acquire securities of any type; provided, however, that in the case of investment securities, the Company or Company Bank may purchase investment securities if, within two (2) Business Days after the Company requests in writing (which request shall describe in detail the investment securities to be purchased and the price thereof) that Parent consent to making of any such purchase, Parent has approved such request in writing or has not responded in writing to such request.

(s) Taxes. Commence or settle any litigation or proceeding with respect to any liability for Taxes, make or change any material express or deemed Tax election, file any amended Tax Return, take any action which is reasonably likely to have a Company Material Adverse Effect on the Tax position of the Company or, after the Merger, which is reasonably likely to have a Parent Material Adverse Effect on the Tax Position of Parent, change any of its methods of reporting income or deductions for Tax purposes or take any other action with respect to Taxes that is outside the ordinary and usual course of business or inconsistent with past practice.

(t) Commitments. Agree or commit to do any of the foregoing.

4.02. Forbearances of Parent. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of the Company, Parent will not, and will cause each of Parent’s Subsidiaries not to:

(a) Conduct the business of Parent or any of its Subsidiaries other than in the ordinary and usual course or fail to use its reasonable best efforts to preserve its business organization and assets intact and maintain its rights, franchises, powers and privileges and its existing relations and goodwill with customers, suppliers, creditors, lessors, lessees, employees and business associates, or knowingly take any action which is intended, or would reasonably be expected to, materially (i) impede, (ii) delay or (iii) adversely affect the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement.

(b) Take or omit to take, or agree or commit to take or omit to take, any action that would result in (i) any of Parent’s representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied or (iii) a material violation of any provision of this Agreement, except as may be required by applicable Law.

ARTICLE V

Representations and Warranties

5.01. Disclosure Schedules. At least two Business Days prior to the date hereof, each of the Company and Parent shall have delivered to the other a schedule (the “Company Disclosure Schedule” and “Parent Disclosure Schedule”, respectively) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.02 or Section 5.03 or to one or more covenants contained in Article IV (provided that any information set forth in any one section of either Disclosure Schedule shall be deemed to apply to each other applicable Section or subsection of such Disclosure Schedule if its relevance to the information called for in such Section or subsection is reasonably apparent on its face).

5.02. Representations and Warranties of the Company. Except as set forth in the Company Disclosure Schedule, the Company hereby represents and warrants to Parent:

(a) Organization, Standing and Authority. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Each Subsidiary of the Company is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Company Bank is a national association and its deposits are insured by the FDIC through the Bank Insurance Fund in the manner and to the fullest extent provided by law. Each of the Company and each of its Subsidiaries is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing is not reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement. The Company has made available to Parent a complete and correct copy of the Company Articles and the Company Bylaws and the organizational documents of its Subsidiaries, each as amended to date. The Company Articles and the Company Bylaws and such organization documents made available to Parent are in full force and effect.

(b) Company Capital Stock. As of the date hereof, the authorized capital stock of the Company consists solely of 10,000,000 shares of Company Common Stock, of which 6,039,080 shares are issued and outstanding, and 1,000,000 shares of preferred stock, par value $0.001 per share, none of which are issued and outstanding. As of the date hereof, 547,034 shares of Company Common Stock are issuable upon the exercise of outstanding Company Stock Options and no shares of Company Common Stock are subject to outstanding restricted stock awards. As of the date hereof, no shares of Company Common Stock are held in treasury by the Company or otherwise owned directly or indirectly by the Company or any Subsidiary of the Company. The outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable, and are not subject to preemptive rights (and were not issued in violation of any preemptive rights). Schedule 5.02(b) of the Company Disclosure Schedule sets forth for each Company Stock Option the name of the grantee or holder, the date of the grant, the expiration date, the type of grant, the status of the option grant as qualified or non-qualified under Section 422 of the Code, the number of shares of Company Common Stock subject to such Company Stock Option, the number and type of shares subject to such Company Stock Options that are currently exercisable and the exercise price per share and for each other Company Award the name of the grantee or holder, the date of the grant and the number of shares of Company Common Stock subject to such Company Award. Except as set forth in the preceding sentence, as of the date hereof, there are no shares of Company Common Stock authorized and reserved for issuance, the Company does not have any other Rights issued or outstanding with respect to Company Common Stock, and the Company does not have any commitment to authorize, issue or sell any Company Common Stock or Rights, except pursuant to this Agreement. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. All Shares issuable upon exercise of Company Stock Options or in respect of Company Awards, upon their issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and will not be issued in violation of preemptive rights.

(c) Subsidiaries. (i) Section 5.02(c)(i) of the Company Disclosure Schedule sets forth each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such. The outstanding shares of capital stock of each Subsidiary of the Company have been duly authorized and are validly issued, fully paid and nonassessable, and are not subject to preemptive rights (and were not issued in violation of any preemptive rights). There are no shares of capital stock of any Subsidiary of the Company authorized and reserved for issuance, no such Subsidiary has any other Rights issued or outstanding with respect to such capital stock, and no such Subsidiary has any commitment to authorize, issue or sell any such capital stock or Rights.

(ii) Other than the Subsidiaries of the Company, the Company does not, directly or indirectly, beneficially own any equity securities or similar interests of any Person or any interests of any Person or any interest in a partnership or joint venture of any kind.

(d) Corporate Power. The Company and each of its Subsidiaries have all requisite power and authority (corporate and other) to carry on its respective business as it is now being conducted and to own all its respective properties and assets; and the Company has all requisite corporate power and authority and, other than adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock, has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby.

(e) Corporate Authority. As of the date hereof, with respect to each of clauses (i), (ii) and (iii) below, the Company’s Board, by resolutions duly adopted at a meeting duly called and held, has duly (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are advisable and fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby and (iii) resolved that such matter be submitted for consideration by its stockholders at a special meeting of such stockholders and that such matter be recommended for approval at such special meeting (the “Company Recommendation”). The Company has duly authorized, executed and delivered this Agreement, and this Agreement is a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or to general equity principles. The Company Board has received the opinion of its financial advisor, Keefe, Bruyette & Woods, Inc. to the effect that the Exchange Ratio is fair to such holders from a financial point of view.

(f) Regulatory Approvals; No Violations. (i) No consents, approvals, permits, authorizations of, or waivers by, or notices, reports, filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by the Company in connection with the execution, delivery and performance by the Company of this Agreement or to consummate the Merger, the Bank Merger and the other transactions contemplated hereby except for (A) filings of applications or notices with, and approvals or waivers by, the Federal Reserve Board, the FDIC and the OCC, as may be required, (B) the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock and (C) the filing of the Agreement of Merger with the California Secretary and the Certificate of Merger with the Delaware Secretary as described in Section 2.01(b) herein. As of the date hereof, the Company is not aware of any reason why the approvals set forth in this Section 5.02(f) and in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii) Subject to receipt of the approvals referred to in the preceding paragraph, and the expiration of related waiting periods, the execution, delivery and performance of this Agreement by the Company does not, and the consummation by the Company of the Merger, the Bank Merger and the other transactions contemplated hereby will not, (A) constitute or result in a breach or violation of, or a default under, the acceleration of any obligations or the creation of a Lien on the assets of the Company or any of its Subsidiaries (with or without notice, lapse of time, or both) pursuant to, any agreement, lease, license, contract, insurance policy, note, mortgage, indenture, instrument, arrangement or other obligation (each, a “Contract” and, collectively, “Contracts”) binding upon the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries or any of their respective properties is subject or bound or any Law or governmental or non-governmental permit or license to which the Company or any Subsidiary of the Company is subject, (B) constitute or result in a breach or violation of, or a default under, the Company Certificate or the Company Bylaws or the organizational documents of any Subsidiary of the Company, (C) result in any change in the rights or obligations of any party under any of the Contracts or (D) require any consent or approval under any such Contract, Law, governmental or non-governmental permit or license, except, in the case of clauses (A), (C) or (D) above, for any breach, violation, default, acceleration, creation, change, consent or approval that, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

(g) Company Reports; Financial Statements. (i) The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since December 31, 2004 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) the Company Reports did not, and any Company Reports filed or furnished with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) The Company’s consolidated financial statements (including, in each case, any notes thereto) contained in the Company Reports, were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of interim consolidated financial statements, where information and footnotes contained in such financial statements are not required to be in compliance with GAAP), and in each case such consolidated financial statements fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and the consolidated Subsidiaries of the Company as of the respective dates thereof and for the respective periods covered thereby (subject, in the case of unaudited statements, to normal year-end adjustments which were not and which are not expected to be, individually or in the aggregate, material to the Company and its consolidated Subsidiaries taken as a whole).

(iii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq.

(iv) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

(v) The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s board of directors (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company’s board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent (i) a summary of any such disclosure made by management to the Company’s auditors and audit committee since the Applicable Date and (ii) any material communication since the Applicable Date made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of Nasdaq, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company employees regarding questionable accounting or auditing matters, have been received by the Company. The Company has made available to Parent a summary of all material complaints or concerns relating to other matters made since the Applicable Date through the Company’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors or the board of directors pursuant to the rules in adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.

(vi) The Company and its Subsidiaries have timely filed all reports and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2004 with (A) the Federal Reserve Board and (B) any other Regulatory Authority, and all other material reports and statements required to be filed by it since December 31, 2004, including, without limitation, the rules and regulations of the FDIC, the OCC or any other Regulatory Authority, and has paid all fees and assessments due and payable in connection therewith. As of their respective dates, such reports and statements complied in all material respects with all the laws, rules and regulations of the applicable Regulatory Authority with which they were filed.

(vii) Since December 31, 2004, neither the Company nor any of its Subsidiaries has incurred any obligations or liabilities (whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those related to environmental and occupational safety and health matters) other than in the ordinary and usual course of business consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby).

(viii) Since December 31, 2004, (A) each of the Company and each of its Subsidiaries has conducted its business only in, and has not engaged in any material transaction other than according to, the ordinary and usual course of such business consistent with past practice and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 5.02 or otherwise) has had or could be reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

(ix) Since December 31, 2004, there has not been (A) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any Subsidiary of the Company, whether or not covered by insurance, (B) any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of the capital stock of the Company other than as set forth in the Company Reports, (C) any change by the Company in accounting principles, practices or methods or (D) any increase in the compensation payable or that could become payable by the Company or any of its Subsidiaries to officers or key employees or any amendment of any of the Benefit Plans other than increases or amendments in the ordinary and usual course consistent with past practice.

(h) Litigation. No civil, criminal or administrative litigation, claim, action, suit, hearing, investigation or other proceeding before any Governmental Authority is pending or, to the Company’s knowledge, threatened against the Company or any of its Affiliates and there are no facts or circumstances that could result in any claims against, or obligations or liabilities of, the Company or any of its Affiliates, except for those that are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries is subject to any outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding, except for those that are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

(i) Regulatory Matters. (i) None of the Company, any of its Subsidiaries or any of their respective properties is, directly or indirectly, a party to or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the OCC, the Federal Reserve Board and the FDIC) or the supervision or regulation of the Company or any of its Subsidiaries (collectively, the “Regulatory Authorities”). The Company and each of its Subsidiaries have paid all assessments made or imposed by any Regulatory Authority.

(ii) Neither the Company nor any of its Subsidiaries has been advised by, and the Company does not have any knowledge of facts which could give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(j) Compliance With Laws.

(i) The Company and its Subsidiaries are in compliance with all applicable Laws applicable thereto or to the employees conducting their businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, Title III of the USA Patriot Act and all other applicable bank secrecy laws, fair lending laws and other laws relating to discriminatory business practices, except for those Laws that are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Company has not been advised of any regulatory concerns regarding its compliance with the Bank Secrecy Act or related state or federal anti-money-laundering laws, regulations and guidelines, including those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of diligence in identifying customers. The Company has adopted such procedures and policies as are necessary or appropriate to comply with Title III of the USA Patriot Act and, to the Company’s knowledge, is in compliance with such law in all material respects.

(ii) The Company and its Subsidiaries have all permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals of, and has made all filings, applications, notices and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its assets and properties and to conduct its businesses as presently conducted, except for those that are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement; all such permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals are in full force and effect and, to the Company’s knowledge, no suspension or cancellation of any of them is threatened.

(iii) No investigation or review by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, nor has the

Company or any Subsidiary of the Company received any notification or communication from any Governmental Authority (A) asserting that the Company or any such Subsidiary is not in compliance with any of the Laws which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to the Company’s knowledge, do any grounds for any of the foregoing exist).

(k) Material Contracts; Defaults. Neither the Company nor any of its Subsidiaries is a party to, bound by or subject to any Contract (whether written or oral) (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K and that has not been filed as an exhibit to a Company Report or (ii) that purports to limit in any material respect either the type of business in which the Company or any of its Subsidiaries (or, after giving effect to the Merger, Parent or any of its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business. Neither the Company nor any of its Subsidiaries is in default under any Contracts to which any such entity is a party, by which it or its assets, business or operations may be bound or affected or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. No power of attorney or similar authorization given directly or indirectly by the Company or any Subsidiary of the Company is currently outstanding. Schedule 5.02(k) of the Company Disclosure Schedule sets forth a true and complete list of (x) all Contracts pursuant to which consents or waivers are or may be required and (y) all notices which are or may be required to be given, in each case, prior to the performance by the Company of this Agreement and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby.

(l) No Brokers. None of the Company, any of its Subsidiaries or any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement except that the Company has employed Keefe Bruyette & Woods, Inc. as its financial advisor, the arrangements with which have been disclosed in writing to Parent prior to the date hereof.

(m) Employee Benefit Plans.

(i) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of the Company or any of its Subsidiaries (the “Employees”) and current or former directors of the Company, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “Benefit Plans”) are listed on Schedule 5.02(m) of the Company Disclosure Schedule, and each Benefit Plan which has received a favorable opinion letter from the Internal Revenue Service National Office, including any master or prototype plan, has been separately identified. True and complete copies of all Benefit Plans listed on Schedule 5.02(m) of the Company Disclosure Schedule, including, but not limited to, any trust instruments, insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any Benefit Plans, and all amendments thereto, have been made available to Parent.

(ii) All Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”), are in substantial compliance with ERISA, the Code and other applicable Laws. Each Benefit Plan which is subject to ERISA (“ERISA Plans”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service (the “IRS”) covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and the Company is not aware of any circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such Pension Plan under Section 401(a) of the Code. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the Taxable period of such transaction expired as of the date hereof, could subject the Company or any such Subsidiary to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material. Neither the Company nor any of its Subsidiaries has incurred or reasonably expects to incur a material Tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA.

(iii) Neither the Company nor any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”) (x) maintains or contributes to or has within the past six years maintained or contributed to a Pension Plan that is subject to Subtitles C or D of Title IV of ERISA or (y) maintains or has an obligation to contribute to or has within the past six years maintained or had an obligation to contribute to a Multiemployer Plan. All contributions required to be made under the terms of any Benefit Plan, as of the date hereof, have been timely made or have been reflected on the Company’s financial statements included in the Company Reports.

(iv) As of the date hereof, there is no material pending or, to the knowledge of the Company, threatened litigation relating to the Benefit Plans. Neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any ERISA Plan. The Company or the applicable Subsidiary may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(v) There has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in Employee participation or coverage under, any Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Except for such amounts and with respect to such individuals as are listed in Schedule 5.02(m) of the Company Disclosure Schedule, none of the execution of this Agreement, stockholder adoption of this Agreement or the consummation of the transactions contemplated hereby will (v) entitle any Employees to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (w) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans, (x) limit or restrict the right of the Company or any Subsidiary of the Company or, after the consummation of the transactions contemplated hereby, Parent to merge, amend or terminate any of the Benefit Plans, (y) cause the Company or, after the consummation of the transactions contemplated hereby, Parent to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award or (z) result in payments under any of the Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Code.

(n) Labor Matters. Neither the Company nor any of its Subsidiaries is a party to and is not bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is the Company or any of its Subsidiaries the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any such Subsidiary to bargain with any labor union or labor organization as to wages or conditions of employment, nor is there pending or, to the Company’s knowledge, threatened, nor has there been at any time during the past five years, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries. The Company is not aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(o) Environmental Matters. Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement: (i) the Company and its Subsidiaries have complied at all times and are in compliance with all applicable Environmental Laws; (ii) no real property (including soils, groundwater, surface water, buildings or other structures) currently or formerly owned or operated by the Company or any of its Subsidiaries (including any property in which the Company or any of its Subsidiaries holds or has held a fiduciary or management role, a “Company Loan Property”), is or has been contaminated with, or has or has had any release of, any Hazardous Substance at any time; (iii) neither the Company nor any of its Subsidiaries could be deemed the owner or operator under any Environmental Law of any Company Loan Property which is or has been contaminated with, or has or has had any release of, any Hazardous Substance; (iv) neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither the Company nor any of its Subsidiaries has been associated with any release or threat of release of any Hazardous Substance; (vi) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging any violation of, or liability under, any Environmental Law; (vii) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Authority or any indemnity or other agreement with any third party under any Environmental Law or relating to any Hazardous Substance; (viii) to the Company’s knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning or automotive services) involving the Company, any Subsidiary of the Company, any currently or formerly owned or operated property, or any Company Loan Property, that could reasonably be expected to result in any claim, liability, investigation, cost or restriction against the Company, or result in any restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law, or adversely affect the value of any currently owned property or Company Loan Property and (ix) the Company has made available to Parent copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or reasonably available to it relating to the Company, any of its Subsidiaries and any currently or formerly owned or operated property or any Company Loan Property.

As used herein, the term “Environmental Laws” means any federal, state or local law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, wetlands, employee exposure, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance and the term “Hazardous Substance” means any substance in any concentration that is: (A) listed, classified or regulated pursuant to any Environmental Law, (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon or (C) any other substance which has been, is or may be the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

(p) Tax Matters. (i) (A) The Company and each of the Company’s Subsidiaries (I) has prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by it and all such filed Tax Returns are true, complete and accurate in all material respects; (II) has paid in full or accrued all Taxes that are required to have been paid or accrued and has withheld from amounts owing to any employee, creditor or third party all amounts that the Company or any of the Company’s Subsidiaries is obligated to have withheld; (III) in the case of any Tax Return required to be retained by the Company or any of the Company’s Subsidiaries prior to the Effective Time in respect of any information reporting or other Tax requirements, has retained properly completed Tax Returns in the Company’s or the Company’s Subsidiary’s files; and (IV) has complied with all information reporting (and related withholding) requirements related to payments to, and transactions completed for, customers, (B) all deficiencies asserted or assessments made as a result of any audit or examination by any taxing authority of any Tax Return have been paid in full or otherwise finally resolved, (C) no issues have been raised by any taxing authority in connection with any audit or examination of any Tax Return that are currently pending, (D) neither the Company nor any of the Company’s Subsidiaries has waived any statute of limitations with respect to Taxes that has continuing effect or agreed to any extension of time with respect to a Tax assessment or deficiency that has continuing effect, (E) to the Company’s knowledge and as of the date hereof, there are not pending or threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes, Tax Returns or Tax matters, and (F) as of the date hereof, the Company has made available to Parent true, correct and complete copies of all material income, franchise, capital and similar Tax Returns filed by the Company or any of the Company’s Subsidiaries for all Taxable years or periods for which the relevant statute of limitations has not expired.

(ii) There are no Liens on any of the Company’s assets or on any assets of any of the Company’s Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax nor, to the Company’s knowledge, is any taxing authority in the process of imposing a Lien for Taxes upon such assets.

(iii) Neither the Company nor any of the Company’s Subsidiaries will be required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Effective Time to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign law) in Taxable income for any Tax period beginning on or after the Effective Time, or (B) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign tax law), to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Effective Time.

(iv) Neither the Company nor any of the Company’s Subsidiaries is a party to any Tax allocation or sharing agreement. Neither the Company nor any of the Company’s Subsidiaries is or has been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a consolidated, unitary or combined Tax group filing, consolidated or combined Tax Returns (other than, in each case, an affiliated, consolidated, unitary or combined group of which the Company is the common parent) or otherwise has any liability for the Taxes of any Person (other than the Company or any of the Company’s Subsidiaries).

(v) No closing agreements, private letter rulings, technical advice, memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company or any of the Company’s Subsidiaries.

(vi) (A) No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transaction contemplated by this Agreement, and (B) all Taxes that the Company or any of the Company’s Subsidiaries is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required by applicable Law, have been paid to the proper Governmental Authority or other Person.

(vii) As of the date hereof, neither the Company nor any of the Company’s Subsidiaries has any reason to believe that any conditions exist that could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(viii) Neither the Company nor any of the Company’s Subsidiaries has been a party to any distribution occurring during the two-year period prior to the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, except for distributions occurring among members of the same group of affiliated corporations filing a consolidated federal income tax return.

(q) Risk Management Instruments. Neither the Company nor any of its Subsidiaries is a party to or has agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivatives contract (including various combinations thereof) (each, a “Derivatives Contract”) and does not own any securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) could have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

(r) Books and Records. The books and records of the Company and its Subsidiaries have been fully, properly and accurately maintained in all material respects, there are no material inaccuracies or discrepancies of any kind contained or reflected therein and they fairly present the financial position and results of operations of the Company and its Subsidiaries.

(s) Insurance. Schedule 5.02(s) to the Company Disclosure Schedule sets forth a true and complete list of all of the insurance policies, binders or bonds maintained by the Company or any of its Subsidiaries

(collectively, “Insurance Policies”) and all insurance claims filed by the Company or any of its Subsidiaries under such Insurance Policies which have not been paid in full as of the date hereof and the amounts claimed thereunder. All Insurance Policies are with reputable insurers and provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards. All Insurance Policies are in full force and effect; neither the Company nor any of its Subsidiaries is in material default thereunder; and all claims thereunder have been filed in due and timely fashion. Schedule 5.02(s) lists all claims or potential claims meeting the applicable reporting thresholds under the Insurance Policies that have not been reported thereunder.

(t) Allowance For Loan Losses. The Company or the Company Bank’s allowance for loan losses (“ALL”) is, and shall be as of the Effective Time, in compliance with the Company or the Company Bank’s existing methodology for determining the adequacy of its ALL as well as the standards established by applicable Governmental Authorities and the Financial Accounting Standards Board and is and shall be adequate under all such standards.

(u) Transactions With Affiliates. The Company has no transactions with Affiliates within the meaning of Sections 23A and 23B of the Federal Reserve Act.

(v) Real Property.

(i) Neither the Company nor any of its Subsidiaries owns, and is not in the process of foreclosing (whether by judicial process or by power of sale) or otherwise in the process of acquiring title to, any real property or premises on the date hereof in whole or in part. Schedule 5.02(v) to the Company Disclosure Schedule contains a complete and correct list of all real property or premises leased or subleased in whole or in part by the Company or any of its Subsidiaries and together with a list of all applicable leases or subleases and the name of the lessor or sublessor. None of such premises or properties have been condemned or otherwise taken by any Governmental Authority and, to the Company’s knowledge, no condemnation or taking is threatened or contemplated and none thereof is subject to any claim, Contract or Law which might affect its use or value for the purposes now made of it. None of the premises or properties of the Company or any of its Subsidiaries is subject to any current or potential interests of third parties or other restrictions or limitations that would impair or be inconsistent in any material respect with the current use of such property by the Company or such Subsidiary.

(ii) Each of the leases referred to in the Company Disclosure Schedule is valid and existing and in full force and effect, and no party thereto is in default and no notice of a claim of default by any party has been delivered to the Company or any of its Subsidiaries or is now pending, and there does not exist any event that with notice or the passing of time, or both, would constitute a default or excuse performance by any party thereto, provided that with respect to matters relating to any party other than the Company the foregoing representation is based on the knowledge of the Company.

(w) Title. Each of the Company and each of its Subsidiaries has good title to its properties and assets (other than property as to which it is lessee) except (A) statutory Liens not yet delinquent which are being contested in good faith by appropriate proceedings and Liens for Taxes not yet due, (B) pledges of assets in the ordinary and usual course of business to secure public deposits, (C) for those assets and properties disposed of for fair value in the ordinary course of business since December 31, 2005 and (D) defects and irregularities of title and encumbrances that do not materially impair the use thereof for the purposes for which they are held.

(x) Intellectual Property.

(i) Neither the Company nor any of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights and any applications therefor, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or materials that are used in the business of the Company or any of its Subsidiaries as currently conducted, except for any such failures to own, be licensed or possess that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

(ii) Except as is not reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement: (A) neither the Company nor any of its Subsidiaries is, nor will any of them be as a result of the execution and delivery of this Agreement or the performance by the Company of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries is authorized to use any third-party patents, trademarks, service marks, copyrights, trade secrets or computer software (collectively, “Third-Party Intellectual Property Rights”); (B) no claims with respect to (I) the patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names and any applications therefor, trade secrets or computer software owned by the Company or any of its Subsidiaries (collectively, the “Company Intellectual Property Rights”); or (II) Third-Party Intellectual Property Rights are currently pending or, to the knowledge of the Company, are threatened by any Person; and (C) the Company does not know of any valid grounds for any bona fide claims (I) against the use by the Company or any of its Subsidiaries of any Company Intellectual Property Rights or Third-Party Intellectual Property Rights used in the business of the Company or any of its Subsidiaries as currently conducted or as proposed to be conducted; (II) challenging the ownership, validity or enforceability of any Company Intellectual Property Rights; or (III) challenging the Company’s or any of its Subsidiaries’ license or legally enforceable right to use any Third-Party Intellectual Rights.

(y) Trust Business. The Company does not engage in the trust business and does not serve as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor for any fiduciary accounts.

(z) Stockholder Agreements. As of the date hereof, the aggregate percentage of Company Common Stock beneficially owned by all of the Stockholders is approximately 15% of all issued and outstanding Company Common Stock (on a fully diluted basis).

5.03. Representations and Warranties of Parent. Except as set forth in the Parent Disclosure Schedule, Parent hereby represents and warrants to the Company:

(a) Organization, Standing and Authority. Parent is duly organized, validly existing and in good standing under the laws of the State of California. Each Subsidiary of Parent has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization. Each of Parent and each of its Subsidiaries is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing is not reasonably likely to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement.

(b) Parent Capital Stock. As of the date hereof, the authorized capital stock of Parent consists solely of 50,000,000 shares of Parent Common Stock, of which 20,207, 184 shares are issued and outstanding (excluding 676,330 shares of unvested restricted stock and restricted performance stock) and up to 3,950,000 shares of Parent Common Stock will be issued to former stockholders of Foothill Independent Bancorp, and 5,000,000 shares of preferred stock, no par value per share, none of which are issued and outstanding. As of the date hereof, 230,123 shares of Parent Common Stock are issuable upon the exercise of outstanding options to acquire such shares and there are 676,330 outstanding shares of unvested restricted stock and restricted performance stock. The outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and nonassessable, and are not subject to preemptive rights (and were not issued in violation of any preemptive rights).

(c) Corporate Power. Parent and each of its Subsidiaries has all requisite power and authority (corporate and other) to carry on its business as it is now being conducted and to own all its properties and assets; and Parent has all requisite corporate power and authority and, other than if needed approval of the principal terms of this Agreement by the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote and the approval of the issuance of the shares of Parent Common Stock contemplated hereby by the holders of a majority of the shares of Parent Common Stock entitled to vote and approval of an amendment to the Parent Bylaws to accommodate the appointments to the Parent Board contemplated by Section 6.20 of this Agreement by the holders of a majority of the shares of Parent Common Stock entitled to vote, has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby.

(d) Corporate Authority. As of the date hereof, with respect to each of clauses (i), (ii) and (iii) below, the Parent Board, by resolutions duly adopted at a meeting duly called and held, has duly (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are advisable and fair to and in the best interests of Parent and its shareholders, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby and (iii) resolved that if needed such matter be submitted for consideration by its shareholders at a special meeting of such shareholders and that such matter be recommended for approval at such special meeting. This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of the Parent Board. This Agreement has been duly authorized, executed and delivered by Parent and this Agreement is a valid and legally binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or to general equity principles.

(e) Regulatory Approvals; No Violations. (i) No consents, approvals, permits authorizations of, or waivers by, or notices, reports, filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Parent or any of its Subsidiaries in connection with the execution, delivery and performance by Parent of this Agreement or to consummate the Merger, the Bank Merger and the other transactions contemplated hereby except for (A) filings of applications or notices with, and approvals or waivers by, the Federal Reserve Board, the FDIC and the OCC, as may be required, (B) filings with the SEC and state securities authorities, if any, and (C) the filing of the Agreement of Merger with the California Secretary and the Certificate of Merger with the Delaware Secretary as described in Section 2.01(b) herein. As of the date hereof, Parent is not aware of any reason why the approvals set forth in this Section 5.03(e) and Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii) Subject to receipt of the approvals referred to in the preceding paragraph, and the expiration of related waiting periods, the execution, delivery and performance of this Agreement by Parent does not, and the consummation by Parent of the Merger, the Bank Merger and the other transactions contemplated hereby will not, (A) constitute or result in a breach or violation of, or a default under, the acceleration of any obligations or the creation of a Lien on the assets of Parent or any of its Subsidiaries (with or without notice, lapse of time, or both) pursuant to, Contracts binding upon Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries or any of their respective properties is subject or bound or any Law or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject, (B) constitute or result in a breach or violation of, or a default under, the Parent Articles or the Parent Bylaws, (C) result in any change in the rights or obligations of any party under any of the Contracts or (D) require any consent or approval under any such Contract, Law, governmental or non-governmental permit or license, except, in the case of clauses (A), (C) or (D) above, for any breach, violation, default, acceleration, creation, change, consent or approval that, individually or in the aggregate, is not reasonably likely to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement.

(f) No Brokers. Neither Parent or any of its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement, except that Parent has employed Castle Creek Capital LLC as its financial advisor.

(g) Parent Reports; Financial Statements. (i) Parent has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof including any amendments thereto, the “Parent Reports”). Each of the Parent Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Parent Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) the Parent Reports did not, and any Parent Reports filed or furnished with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) Parent’s consolidated financial statements (including, in each case, any notes thereto) contained in the Parent Reports, were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of interim consolidated financial statements, where information and footnotes contained in such financial statements are not required to be in compliance with GAAP), and in each case such consolidated financial statements fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of Parent and the consolidated Subsidiaries of Parent as of the respective dates thereof and for the respective periods covered thereby (subject, in the case of unaudited statements, to normal year-end adjustments which were not and which are not expected to be, individually or in the aggregate, material to Parent and its consolidated Subsidiaries taken as a whole).

(iii) Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq.

(iv) Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements.

(v) Parent has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to Parent’s auditors and the audit committee of Parent’s board of directors (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and has identified for Parent’s auditors and audit committee of Parent’s board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Parent employees regarding questionable accounting or auditing matters, have been received by Parent. No attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to Parent’s chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors or the board of directors pursuant to the rules in adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Parent policy contemplating such reporting, including in instances not required by those rules.

(vi) Parent and its Subsidiaries have timely filed all reports and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2004 with (A) the Federal Reserve Board and (B) any other Regulatory Authority, and all other material reports and statements required to be filed by it since December 31, 2004, including, without limitation, the rules and regulations of the FDIC, the OCC or any other Regulatory Authority, and has paid all fees and assessments due and payable in connection therewith. As of their respective dates, such reports and statements complied in all material respects with all the laws, rules and regulations of the applicable Regulatory Authority with which they were filed.

(vii) Since December 31, 2004, except as disclosed in the Parent Reports and Foothill Reports, (A) Parent and each of its Subsidiaries has conducted its business only in, and has not engaged in any material transaction other than according to, the ordinary and usual course of such business consistent with past practice and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 5.03 or otherwise) has had or could be reasonably likely to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement.

(viii) Since December 31, 2004, except as disclosed in the Parent Reports and Foothill Reports, there has not been (A) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Parent or any Subsidiary of Parent, whether or not covered by insurance, (B) any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of the capital stock of Parent other than as set forth in the Parent Reports, or (C) any change by Parent in accounting principles, practices or methods.

(h) Litigation. Except as disclosed in the Parent Reports, no civil, criminal or administrative litigation, claim, action, suit, hearing, investigation or other proceeding before any Governmental Authority is pending or, to Parent’s knowledge, threatened against Parent or any of its Subsidiaries and there are no facts or circumstances that could result in any claims against, or obligations or liabilities of, Parent or any of its Subsidiaries, except for those that are not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement. Neither Parent nor any of its Subsidiaries is subject to any outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding, except for those that are not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement.

(i) Compliance With Laws. Parent and its Subsidiaries are in compliance with all applicable Laws applicable thereto or to the employees conducting their businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, Title III of the USA Patriot Act and all other applicable bank secrecy laws, fair lending laws and other laws relating to discriminatory business practices, except for those Laws that are not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement. Parent and its Subsidiaries have all permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals of, and has made all filings, applications, notices and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its assets and properties and to conduct its businesses as presently conducted, except for those that are not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement; all such permits, licenses, franchises, variances, exemptions, certificates of authority, orders, authorizations, consents and approvals are in full force and effect and, to Parent’s knowledge, no suspension or cancellation of any of them is threatened.

(j) Regulatory Matters. (i) Neither Parent or any of its Subsidiaries nor any of their respective properties are, directly or indirectly, a party to or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authorities. Parent and its Subsidiaries have paid all assessments made or imposed by any Regulatory Authority.

(ii) Parent and its Subsidiaries have not been advised by, and do not have any knowledge of facts which could give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(k) Tax Matters. Parent and each of Parent’s Subsidiaries has prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by it and all such filed Tax Returns are true, complete and accurate in all material respects, and has paid in full or accrued all material Taxes that are required to have been paid or accrued and has withheld from amounts owing to any employee, creditor or third party all amounts that Parent or any of Parent’s Subsidiaries is obligated to have withheld. All deficiencies asserted or assessments made as a result of any audit or examination by any taxing authority of any Tax Return have been paid in full or otherwise finally resolved, and neither Parent nor any of Parent’s Subsidiaries has waived any statute of limitations with respect to Taxes that has continuing effect or agreed to any extension of time with respect to a Tax assessment or deficiency that has continuing effect.

ARTICLE VI

Covenants

6.01. Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the Company and Parent agrees to cooperate with the other and use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable on its part under this Agreement or under applicable Laws to consummate and make effective the Merger, the Bank Merger and the other transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in Article VII hereof.

6.02. Stockholder/Shareholder Approval. The Company agrees to take, in accordance with applicable Law and the Company Certificate and the Company Bylaws, all action necessary to convene as soon as practicable a special meeting of its stockholders to consider and vote upon the adoption of this Agreement and any other matters required to be approved by the Company’s stockholders for consummation of the Merger (including any adjournment or postponement, the “Company Meeting”). Except with the prior approval of Parent, no other matters shall be submitted for the approval of the Company stockholders. Subject to Section 6.03(c), the Company Board shall at all times prior to and during such special meeting recommend such approval and shall take all reasonable lawful action to solicit such approval by its stockholders. Parent agrees to take, in accordance with applicable Law and the Parent Articles and the Parent Bylaws, all action necessary to convene as soon as practicable a special meeting or meetings of its shareholders to consider and vote upon the approval of (A) the amendment to the Parent Bylaws to expand the Parent Board to accommodate the appointments to the Parent Board contemplated by Section 6.20, and, (B) if Parent elects to adjust the Exchange Ratio in accordance with the terms of and under the conditions set forth in Section 8.03(d) hereof, as required by applicable Law or the rules or regulations of Nasdaq, the principal terms of this Agreement, the issuance of shares of Parent Common Stock contemplated hereby and any other matters required to be approved by Parent’s shareholders for consummation of the Merger (including any adjournment or postponement, the “Parent Meeting”). Parent Board shall at all times prior to and during such special meeting recommend such approval and shall take all reasonable lawful action to solicit such approval by its stockholders.

6.03. Registration Statement; Joint Proxy Statement; Change of Recommendation. (a) After the Merger Agreement is executed, Parent and the Company shall promptly prepare and file with the SEC the Prospectus/Proxy Statement (as defined below), and Parent shall prepare and file with the SEC the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (including the joint proxy statement and prospectus (the “Prospectus/Proxy Statement”) constituting a part thereof) (the “S-4 Registration Statement”) as promptly as practicable. Parent and the Company each shall use its reasonable best efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and promptly thereafter mail the Prospectus/Proxy Statement to the respective holders of Company Common Stock and Parent Common Stock.

(b) The Company and Parent each agrees, as to itself and its Subsidiaries, that (i) the S-4 Registration Statement will not, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case with respect to the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the S-4 Registration Statement, and (ii) the Prospectus/Proxy Statement and any amendment or supplement thereto will not, at the date of mailing to stockholders and at the times of the meetings of stockholders of the Company and Parent to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case with respect to the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Prospectus/Proxy Statement. The Company and Parent will cause the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. Each of the Company and Parent agrees that if such party shall become aware prior to the Effective Time of any information furnished by such party that would cause any of the statements in the Prospectus/Proxy Statement to be false or misleading with respect to any material fact, or that would result in an omission to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Prospectus/Proxy Statement.

(c) (i) The Company Board and each committee thereof shall not:

(1) except as expressly permitted by, and after compliance with, Section 6.03(c)(ii) hereof, withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation with respect to the Merger (it being understood that publicly taking a neutral position or no position with respect to an Acquisition Proposal at any time beyond ten (10) Business Days after the first public announcement of such Acquisition Proposal shall be considered an adverse modification of the Company Recommendation); or

(2) except as expressly permitted by, and after compliance with, Section 8.03(a) hereof, cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 6.06 entered into in compliance with Section 6.06) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

(ii) Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the approval of the Company stockholders contemplated by this Agreement is obtained, the Company Board may withhold, withdraw or modify the Company Recommendation or approve, recommend or otherwise declare advisable any Superior Proposal made after the date hereof that was not solicited, initiated, encouraged or facilitated in breach of this Agreement, if the Company Board determines in good faith, after consultation with outside counsel, that such action is legally required in order for its directors to comply with their respective fiduciary duties under applicable Law (a “Change of Recommendation”); provided, however, that no Change of Recommendation may be made until after at least five Business Days following Parent’s receipt of notice from the Company advising that management of the Company currently intends to recommend to the Company Board that it take such action and the basis therefor, including all necessary information under Section 6.06. In determining whether to make a Change of Recommendation in response to a Superior Proposal or otherwise, the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.03, including with respect to the notice period referred to in this Section 6.03.

6.04. Press Releases. The Company and Parent shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by law or the rules or regulations of Nasdaq or the SEC. The Company and Parent shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party.

6.05. Access; Information. (a) The Company agrees that upon reasonable notice and subject to applicable Laws relating to the exchange of information, it shall afford Parent and Parent’s officers, employees, counsel, accountants and other authorized representatives reasonable access during normal business hours throughout the period prior to the Effective Time to its books, records (including, without limitation, Tax Returns and work papers of independent auditors), Contracts, properties and personnel and to such other information as Parent may reasonably request and, during such period, it shall furnish promptly to Parent all information concerning its business, properties and personnel as Parent may reasonably request.

(b) Without limiting the generality of Section 6.05(a), prior to the Effective Time, Parent and Parent’s representatives shall have the right to conduct a review to determine (i) that the assets, books, records and operations of the Company are in satisfactory condition and will not in a material way adversely impact Parent after consummation of the transactions contemplated hereby and (ii) the accuracy of the representations and warranties and the satisfaction of the conditions to closing as provided hereunder.

(c) The Company agrees that, subject to applicable Laws, it shall cooperate in good faith with Parent on mutually agreed operating issues which the parties agree have priority including assisting in developing and implementing plans for integration and conversion and other matters affecting branches, customers and back office operations.

(d) Parent agrees that, upon reasonable notice and subject to applicable Laws relating to the exchange of information, it shall afford the Company and its authorized representatives such access to Parent’s personnel as the Company may reasonably request and such books and records of the Parent as is substantially similar in scope as provided to the Company in its due diligence review prior to the date of this Agreement.

(e) Each party agrees that it will, and will cause its representatives to, hold any information obtained pursuant to this Section 6.05 in accordance with the terms of the Confidentiality Agreement, dated as of March 1, 2006 (the “Confidentiality Agreement”), between the parties.

(f) No investigation by either party of the business and affairs of the other party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to such party’s obligation to consummate the transactions contemplated by this Agreement.

6.06. Acquisition Proposals. The Company agrees that neither it nor any of its Subsidiaries nor any of their respective officers, directors and employees shall, and that it shall direct and use its reasonable best efforts to cause its and its Subsidiaries’ agents and representatives (including any financial advisor, attorney or accountant retained by it) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal. The Company further agrees that neither it nor any of its Subsidiaries nor any of their respective officers, directors and employees shall, and that it shall direct and use its reasonable best efforts to cause its agents and representatives (including any financial advisor, attorney or accountant retained by it) not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or the Company Board from (A) complying with its disclosure obligations under federal or state law; (B) at any time prior, but not after the Company Meeting is convened, providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Company Board receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive to the other party than those contained in the Confidentiality Agreement; (C) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal; or (D) recommending such an Acquisition Proposal to the stockholders of the Company, if and only to the extent that, (i) in each such case referred to in clause (B), (C) or (D) above, the Company Board determines in good faith (after consultation with outside legal counsel) that such action is, in the absence of the foregoing proscriptions, legally required in order for its directors to comply with their respective fiduciary duties under applicable Law and (ii) in each such case referred to in clause (C) or (D) above, the Company Board determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal is a Superior Proposal. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposals. The Company agrees that it will take the necessary steps to promptly inform the individuals referred to in the first sentence hereof of the obligations undertaken in this Section 6.06. The Company agrees that it will notify Parent promptly, but in no event later than the next succeeding Business Day, if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposal or offer and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations. As used in this Agreement, (i) “Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries and (ii) any proposal or offer to acquire in any manner, directly or indirectly, 15% or more of the total voting power or of any class of equity securities of the Company or those of any of its Subsidiaries or 15% or more of the consolidated total assets (including, without limitation, equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement; and (ii) “Superior Proposal” means an unsolicited bona fide Acquisition Proposal involving more than 50% of the assets (on a consolidated basis) or total voting power of the equity securities of the Company that its board of directors has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by Section 6.03(c) of this Agreement and the time likely to be required to consummate such Acquisition Proposal).

6.07. Certain Policies. Immediately prior to the Effective Time, the Company shall, consistent with GAAP, the rules and regulations of the SEC and the rules and regulations of the OCC and applicable banking Law, modify or change its loan, OREO, accrual, reserve, Tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Parent; provided, however, that unless the modification or changes would otherwise be necessary to be consistent with applicable Law or with regulatory accounting principles and GAAP, no such modification or change shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred, or as an admission or acknowledgement by the Company that any such modification or change is appropriate or required or that any financial statement or information previously provided by the Company was incorrect in any respect.

6.08. Regulatory Applications. (a) Each of Parent and the Company shall cooperate and use their respective reasonable best efforts to prepare and file, or in the case of Parent cause to be filed, all documentation to effect all necessary notices, reports and other filings and to obtain all permits, consents, approvals and authorizations necessary or advisable to be obtained from any third parties and/or Governmental Authorities in order to consummate the Merger, the Bank Merger or any of the other transactions contemplated hereby; and any initial filings with Governmental Authorities (other than the SEC) shall be made by Parent as soon as reasonably practicable after the execution hereof and in any event within thirty days (30) days of the date hereof. Subject to applicable Laws relating to the exchange of information, each of Parent and the Company shall have the right to review in advance, and to the extent practicable each shall consult with the other on, all material written information submitted to any third party and/or any Governmental Authority in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement. In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it shall consult with the other parties hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and/or Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party shall keep the other parties apprised of the status of material matters relating to completion of the transactions contemplated hereby (including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, from any third party and/or Governmental Authority with respect to the Merger, the Bank Merger and the other transactions contemplated by this Agreement and, to the extent permitted by Law, providing descriptions of any oral communications from such Persons).

(b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders or shareholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party to any third party and/or Governmental Authority.

6.09. Indemnification; Director’s and Officer’s Insurance. (a) From and after the Effective Time, Parent agrees that it will indemnify and hold harmless each present and former director and officer of the Company (each, an “Indemnified Party” and, collectively, the “Indemnified Parties”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under the DGCL and the Company Certificate and the Company Bylaws in effect on the date hereof to indemnify such Person (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable Law, provided, the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification); provided, further, that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under the DGCL and the Company Certificate and the Company Bylaws shall be made by independent counsel selected by Parent. Further, Parent shall assume, perform and observe the obligations of the Company under any agreements in effect as of the date of this Agreement to indemnify those Persons who are or have at any time been directors and officers of the Company for their acts and omissions occurring prior to the Closing Date in their capacity as officers or directors. Parent’s obligations under this Section 6.09(a) shall continue in full force and effect for a period of four (4) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.09, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent of any liability it may have to such Indemnified Party if such failure does not materially prejudice Parent. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnified Party for any legal expenses or other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, (ii) the Indemnified Party will cooperate in the defense of any such matter and (iii) Parent shall not be liable for any settlement effected without its prior written consent; provided, further, that Parent shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c) For a period of four (4) years from the Effective Time, Parent shall use its commercially reasonable efforts to provide that portion of director’s and officer’s liability insurance (“D&O Insurance”) that serves to reimburse the present and former officers and directors (determined as of the Effective Time) of the Company (as opposed to the portion that serves to reimburse the Company) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time, which D&O Insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by the Company; provided, however, that in no event shall Parent be required to expend on an annual basis more than 100% of the current amount expended on an annual basis by the Company to maintain or procure such D&O Insurance; provided, further, that if Parent is unable to maintain or obtain the D&O Insurance called for by this Section 6.09, Parent shall use its commercially reasonable efforts to obtain as much comparable insurance as is available; provided, further, that officers and directors of the Company may be required to make application and provide customary representations and warranties to Parent’s insurance carrier for the purpose of obtaining such D&O Insurance.

(d) If Parent or any of its successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any other Person, then, and in each case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 6.09.

6.10. Benefit Plans. (a) From and after the Effective Time, Parent agrees that any former employees of the Company or any of its Subsidiaries who continue employment with Parent or its Subsidiaries (such employees “Continuing Employees”) will be eligible to participate in the employee benefit plans of Parent (including any severance plan maintained by Parent) on substantially the same terms and conditions of similarly situated employees of Parent. Parent will cause such employee benefit plans to take into account for purposes of eligibility and vesting thereunder service by such Continuing Employees as if such service were with Parent, to the same extent that such service was credited under a comparable plan of the Company or any of its Subsidiaries

(except to the extent it would result in a duplication of benefits). Nothing herein shall limit the ability of Parent to (i) amend or terminate any of the Benefit Plans in accordance with their terms at any time or (ii) to retain or terminate the employment of any particular Employee.

(b) If any of the Continuing Employees of the Company or any of its Subsidiaries become eligible to participate in a medical, dental or health plan of Parent, Parent shall use commercially reasonable efforts to cause, to the extent practicable, each such plan to (i) waive any preexisting condition limitations to the extent such conditions were covered under the applicable medical, dental or health plans of the Company or any of its Subsidiaries, (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by such Continuing Employees and their beneficiaries during the portion of the calendar year prior to such participation and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time to the extent such employee had satisfied any similar limitation or requirement under an analogous plan prior to the Effective Time.

(c) Effective as of no later than the day immediately preceding the Effective Time, the Company shall provide Parent with evidence that the Fallbrook National Bank 401(k) Profit Sharing Plan is in the process of being terminated pursuant to resolutions of the Company Board that are effective as of no later than the day immediately preceding the Effective Time, provided, however, that the effectiveness of such termination may be conditioned on the consummation of the Merger. The form and substance of such resolutions shall be subject to the review and reasonable and timely approval of Parent. The Company also shall take such other actions in furtherance of terminating the Fallbrook National Bank 401(k) Profit Sharing Plan as Parent may reasonably require, provided, however, that the effectiveness of any such actions may be conditioned on the consummation of the Merger. Parent shall, and shall cause its Affiliates to, designate a tax-qualified defined contribution plan of Parent or one of its Affiliates (such plan(s), the “Parent 401(k) Savings Plan”) that either (i) currently provides for the receipt from Continuing Employees of “eligible rollover distributions” (as such term is defined under Section 402 of the Code) or (ii) shall be amended as soon as practicable following the Effective Date to provide for the receipt from the Continuing Employees of eligible rollover distributions. Each Eligible Employee who is a participant in the Parent 401(k) Savings Plan shall be given the opportunity to receive a distribution of his or her account balance and shall be given the opportunity to elect to “roll over” such account balance to the Parent 401(k) Savings Plan, subject to and in accordance with the provisions of such plan(s) and applicable law. The Company shall cooperate with Parent to terminate on terms mutually agreeable to the parties hereto and, if consent of participants is required by the applicable agreement or plan document or, in the reasonable judgment of the administrator of such Company program, by applicable Law, the participants in any salary continuation agreements, supplemental executive retirement plans, executive bonus agreements and any other non-qualified deferred compensation plan (collectively “Deferred Compensation Programs”), all Deferred Compensation Programs, whether or not subject to Section 409A of the Code, subject to the prior satisfaction or waiver of all the Company’s conditions set forth in Article VII of this Agreement, on or prior to the Effective Time, including the termination or transfer of any insurance policy obtained in connection therewith and shall, at the request of the Parent, cooperate with Parent in seeking from such participants their approval of amendments to any such Deferred Compensation Program to allow for lump sum payments, in lieu of any continued payments that may be required thereunder, on terms agreed upon by the parties and such participants.

6.11. Non-Solicitation Agreements; Offer Letters. Each of the Directors shall, simultaneously with the execution and delivery hereof, execute and deliver to Parent a Non-Solicitation Agreement (Directors). Each of Michael Perdue and Gary Youmans shall, simultaneously with the execution and delivery hereof, execute and deliver to Parent a Non-Solicitation Agreement (Executives) and an Offer Letter.

6.12. Notification of Certain Matters. Each of the Company and Parent shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Company Material Adverse Effect or Parent

Material Adverse Effect, as the case may be, or to prevent, materially delay or materially impair the ability of the Company or Parent, as the case may be, to consummate the transactions contemplated by this Agreement or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

6.13. Covenant Relating to the Tax Status of the Agreement. Neither Parent nor the Company shall take or cause to be taken any action, whether before or after the Effective Time, that would disqualify or would reasonably be expected to disqualify the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

6.14. Human Resources Issues. The Company will consult in good faith with Parent regarding the nature and content of any formal presentation of the transactions contemplated by this Agreement to employees of the Company and its Subsidiaries as a group and will include a Parent representative in any such group presentation or any formal group meeting at which the transaction is explained or discussed, under an arrangement that is mutually satisfactory to the parties. The Company agrees to work in good faith with Parent to facilitate the timely and accurate dissemination of information to employees regarding matters related to the transactions contemplated by this Agreement in such a manner as to cause minimal disruption of the business of the Company and its Subsidiaries and their respective relationships with its employees and to facilitate the transition of such relationships to Parent or its Subsidiaries, as the case may be. In addition, prior to making any written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication.

6.15. Third-Party Agreements. (a) The Company shall use its reasonable best efforts to obtain (i) the consents or waivers listed in Schedule 5.02(k) or otherwise required to be obtained from any third-parties in connection with the Merger, the Bank Merger and the other transactions contemplated hereby (in such form and content as is approved in writing by Parent) promptly after the date of this Agreement and (ii) the cooperation of such third parties to effect a smooth transition in accordance with Parent’s timetable at or after the Effective Time. The Company shall cooperate with Parent in minimizing the extent to which any Contracts will continue in effect following the Effective Time, in addition to complying with the prohibitions in Section 4.01(l).

(b) Without limiting the generality of Section 6.15(a), the Company shall use all reasonable efforts to provide data processing, item processing and other processing support or outside contractors to assist Parent in performing all tasks reasonably required to result in a successful conversion of the data and other files and records of the Company and its Subsidiaries to Parent’s production environment, when requested by Parent and in such a manner sufficient to ensure that a successful conversion will occur at the time (on or after the Effective Time) designated by Parent. Among other things, the Company shall:

(i) cooperate with Parent to establish a mutually agreeable project plan to effectuate the conversion;

(ii) use its commercially reasonable efforts to have the Company’s outside contractors continue to support both the conversion effort and its on-going needs until the conversion can be established;

(iii) provide, or use its commercially reasonable efforts to obtain from any outside contractors, all data or other files and layouts requested by Parent for use in planning the conversion, as soon as reasonably practicable;

(iv) provide reasonable access to the Company’s personnel and facilities and, with the consent of its outside contractors, its outside contractors’ personnel and facilities, to enable the conversion effort to be completed on schedule; and

(v) give notice of termination, conditioned upon the completion of the transactions contemplated by this Section 6.15(b), of the Contracts of outside data, item and other processing contractors or other third-party vendors when directed to do so by Parent.

(c) Parent agrees that all actions taken pursuant to this Section 6.15 shall be taken in a manner intended to minimize disruption to the customary business activities of the Company and its Subsidiaries.

6.16. Stockholder Agreements. Each Stockholder, as a holder of Company Common Stock or Parent Common Stock, as the case may be, shall execute and deliver to Parent or the Company, as applicable, simultaneously with the execution of this Agreement or at such time as the parties may otherwise agree a Stockholder Agreement.

6.17. Additional Agreements. In case at any time after the Effective Time of the Merger any further action is necessary or desirable to carry out the purposes of this Agreement or to vest Parent with full title to all properties, assets, rights, powers, approvals, privileges, immunities and franchises of the Company, the proper officers and directors of each party to this Agreement shall take all necessary or appropriate action.

6.18. Pre-Closing Adjustments. At or before the Effective Time of the Merger, the Company shall make such accounting entries or adjustments, including additions to its ALL and charge-offs of loans, as Parent shall direct as a result of its on-going review of the Company (including its review of the information provided to it pursuant to Sections 6.05 and 6.12) or in order to implement its plans following the Effective Time or to reflect expenses and costs related to the Merger; provided, however, that unless the adjustment would otherwise be required by applicable Law, or by regulatory accounting principles or GAAP applied on a basis consistent with the financial statements of the Company, (a) the Company shall not be required to take such actions more than one day prior to the Effective Time of the Merger or prior to the time Parent agrees in writing that all of the conditions to its obligation to close as set forth in Section 7.03 have been satisfied or waived and each of the approvals in Section 7.01(b) have been received, and (b) no such adjustment shall (i) require any filing with any Governmental Authority, (ii) violate any law, rule or regulation applicable to the Company, (iii) otherwise materially disadvantage the Company if the Merger is not consummated or (iv) constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred, or as an admission or acknowledgement by the Company that any such entry or adjustment is appropriate or required or that any financial statement or information previously provided by the Company was incorrect in any respect.

6.19. Company Stock Options; Company Awards.

(a) Prior to the Effective Time, the Company shall take such actions as may be necessary such that immediately prior to the Effective Time each Company Stock Option, whether or not then exercisable, shall be cancelled and only entitle the holder thereof, as soon as reasonably practicable after surrender thereof, to receive an amount in cash, without interest, from the Company equal to the product of (x) the total number of Shares subject to the Company Stock Option times (y) the excess, if any, of the product of the Parent Average Closing Price and the Exchange Ratio over the exercise price per Share under such Company Stock Option less applicable Taxes required to be withheld with respect to such payment. At the Effective Time, each option to purchase a share of Company Common Stock whether or not then exercisable shall terminate and be of no further effect and any rights thereunder to purchase shares of Company Common Stock shall also terminate and be of no further force or effect.

(b) At the Effective Time, with respect to any Company Award for which the applicable restrictions shall not have lapsed, each such Company Award shall be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practical after the Effective Time, an amount in cash equal to (x) the number of Shares subject to such Company Award immediately prior to the Effective Time times (y) the product of the Parent Average Closing Price and the Exchange Ratio (or, if the Company Award provides for payments to the extent the value of the Shares exceed a specified reference price, the amount, if any, by which the product of the Parent Average Closing Price and the Exchange Ratio exceeds such reference price), less applicable Taxes required to be withheld with respect to such payment.

(c) In addition, if so requested by Parent, at least twenty (20) Business Days prior to the Effective Time and prior to any such payment, the Company shall use its reasonable efforts to obtain a written acknowledgement and waiver (in form and substance reasonably satisfactory to Parent) from each holder of a Company Stock Option or Company Award (i) confirming the number of Company Stock Options and Company Awards held, (ii) confirming that the treatment of such Company Stock Options and Company Awards pursuant to this Agreement and the amounts to be paid pursuant hereto have been correctly calculated and (iii) containing such other matters as reasonably determined by Parent and shall provide a copy of each such acknowledgement and waiver it has been able to obtain to Parent at least five (5) Business Days prior to the Effective Time.

(d) At or prior to the Effective Time, the Company, the Board of Directors and the compensation committee, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Section 6.19(a), (b) and (c).

(e) The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Stock Options or Company Awards after the Effective Time.

6.20. Election to Parent’s Board of Directors. Promptly after the Effective Time, Parent shall cause Gary Deems and Mark Baker to be appointed as directors of Parent.

6.21. Updated Company Disclosure Schedule. The Company shall update the Company Disclosure Schedule to the second Business Day prior to the date of the Effective Time and a draft of the updated Company Disclosure Schedule shall have been delivered to Parent no later than 72 hours prior to the Effective Time of the Merger; such update of the Company Disclosure Schedule shall not in any way affect the representations and warranties set forth in Section 5.02.

6.22. Closing Financial Statements. At least five Business Days prior to the Effective Time of the Merger, the Company shall provide Parent with the Company’s consolidated financial statements presenting the financial condition of the Company and its Subsidiaries as of the close of business on the last day of the last month ended prior to the Effective Time of the Merger and the Company’s consolidated results of operations for the period from January 1, 2006 through the close of business on the last day of the last month ended prior to the Effective Time of the Merger (the “Closing Financial Statements”); provided, however, that if the Effective Time of the Merger occurs on or before the fifth Business Day of the month, the Company shall have provided consolidated financial statements as of and through the second month preceding the Effective Time of the Merger. Such financial statements shall have been prepared in all material respects in accordance with GAAP and regulatory accounting principles and other applicable legal and accounting requirements, and reflect all period-end accruals and other adjustments. Such financial statements shall be accompanied by a certificate of the Company’s Chief Financial Officer, dated as of the Effective Time, to the effect that such financial statements continue to reflect accurately, as of the date of the certificate, the financial condition of the Company in all material respects. Such Closing Financial Statements shall also reflect accruals for all Professional Fees incurred or expected to be incurred (whether or not doing so is in accordance with GAAP) and shall be accompanied by a certificate of the Company’s Chief Financial Officer, dated as of the Effective Time, to the effect that such financial statements meet the requirements of this Section 6.22.

6.23. Junior Subordinated Debentures. At or prior to the Effective Time, Parent shall expressly assume the obligations of the Company under its 11% Junior Subordinated Deferrable Interest Debentures Due 2030, Floating Rate Junior Subordinated Deferrable Interest Debentures Due 2033 and Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures Due 2035 pursuant to which the Company issued junior subordinated debentures and the related guarantee agreements and, in connection therewith, Parent shall execute and deliver (x) a supplemental indenture to the applicable debenture trustees, in such form as such trustee shall reasonably require and (y) such other documents and instruments as the applicable trustee shall reasonably require to evidence or effectuate the assumption of the obligations of the Company under such indentures and guarantee agreements.

6.24. Nasdaq. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for quotation on Nasdaq subject to official notice of issuance, prior to the Closing Date. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws to enable the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

6.25. Section 16 Matters. The board of directors of the Company and Parent shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt the conversion of shares of Company Common Stock into shares of Parent Common Stock pursuant to the terms of this Agreement by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act. In furtherance of the foregoing, prior to the Effective Time, (i) the board of directors of the Company shall adopt resolutions that specify (A) the name of each individual whose disposition of shares of Company Common Stock (including Company Stock Options) is to be exempted, (B) the number of shares of Company Common Stock (including Company Stock Options) to be disposed of by each such individual and (C) that the approval is granted for purposes of exempting the disposition from Section 16(b) of the Exchange Act under Rule 16b-3(e) of the Exchange Act and (ii) the board of directors of Parent shall adopt resolutions that specify (A) the name of each individual whose acquisition of shares of Parent Common Stock is to be exempted, (B) the number of shares of Parent Common Stock to be acquired by each such individual and (C) that the approval is granted for purposes of exempting the acquisition from Section 16(b) of the Exchange Act under Rule 16b-3(d) of the Exchange Act. Parent and the Company shall provide to counsel of the other party for its review copies of such resolutions to be adopted by the respective boards of directors prior to such adoption and the Company shall provide Parent with such information as shall be reasonably necessary for the Parent Board to set forth the information required in the resolutions of the Parent Board.

6.26. Transaction Expenses. The Company shall use its reasonable best efforts to cause final bills or estimates of final bills for all Professional Fees to be submitted to the Company by its Advisors at least five Business Days prior to the Effective Time.

6.27. Dividends. The Company and Parent shall coordinate the declaration, setting of record dates and payment dates of dividends on shares of Company Common Stock and Parent Common Stock so that holders of shares of Company Common Stock do not receive dividends on both shares of Company Common Stock and shares of Parent Common Stock received in the Merger in respect of the calendar quarter in which the Closing occurs or fail to receive a dividend on either shares of Company Common Stock or shares of Parent Common Stock received in the Merger in respect of such calendar quarter.

ARTICLE VII

Conditions to Consummation of the Merger

7.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or written waiver at or prior to the Effective Time of each of the following conditions:

(a) Stockholder/Shareholder Approval. This Agreement shall have been duly adopted by holders of not less than a majority of the outstanding shares of Company Common Stock; and the approval of the amendment to the Parent Bylaws to expand the Parent Board to accommodate the appointments to the Parent Board contemplated by Section 6.20 shall have been duly approved by the holders of not less than a majority of the outstanding shares of Parent Common Stock entitled to vote, and, if required by applicable Law or the rules or regulations of Nasdaq, the principal terms of this Agreement shall have been duly approved by the holders of not less than a majority of the outstanding shares of Parent Common Stock and the issuance of shares of Parent Common Stock contemplated hereby shall have been duly approved by the holders of not less than a majority of the shares of Parent Common Stock voted.

(b) Regulatory Approvals. All notices, reports and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, and all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Authority in connection with the execution, delivery and performance of this Agreement and the consummation of the Merger, the Bank Merger or the other transactions contemplated hereby by the Company or Parent shall have been made or obtained (as the case may be) and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and none of such consents, registrations, approvals, permits and authorizations shall contain any conditions, restrictions or requirements which would reasonably be likely (i) following the Effective Time, to have a Company Material Adverse Effect, (ii) to restrict the business of Parent or any of its Subsidiaries in a manner that would, following the Effective Time, have (A) a Company Material Adverse Effect or (B) either a Company Material Adverse Effect with respect to Pacific Western National Bank or the Surviving Bank (for purposes of this clause (B), substituting the name of each such bank in the definition of Company Material Adverse Effect), or (iii) require the sale by the Company or either Pacific Western National Bank or First National Bank of any material portion of their respective assets (other than, in the case of the Company, all or any portion of its investment securities portfolio).

(c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrain, enjoins or otherwise prohibits consummation of the transactions contemplated by this Agreement (collectively, an “Order”).

7.02. Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is also subject to the fulfillment or written waiver prior to the Effective Time of each of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date) and the Company shall have received a certificate signed by an executive officer of Parent, dated as of the Effective Time, to such effect. For purposes of this paragraph, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be true and correct in all material respects, either individually or in the aggregate, and without giving effect to any materiality, material adverse effect or similar qualifications set forth in such representations and warranties, will have or would reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed by an executive officer of Parent, dated as of the Effective Time, to such effect.

(c) Performance of Obligations of Stockholders. The Company shall have received Stockholder Agreements executed and delivered by each Stockholder of Parent as contemplated by Section 6.16, each of which shall remain in full force and effect. The Stockholders who are shareholders of Parent shall have performed in all material respects all obligations required to be performed by them under the Stockholder Agreements.

(d) Tax Opinion. The Company shall have received the opinion of special counsel to the Company, reasonably acceptable to the Parent, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of Parent and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code.

(e) No Material Adverse Effect. Since the date hereof, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or could reasonably be expected to have a Parent Material Adverse Effect.

7.03. Conditions to Obligation of Parent. The obligation of Parent to consummate the Merger is also subject to the fulfillment or written waiver by Parent prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date) and the Company shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and Controller of the Company, dated as of the Effective Time, to such effect. For purposes of this paragraph, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be true and correct in all material respects, either individually or in the aggregate, and without giving effect to any materiality, material adverse effect or similar qualifications set forth in such representations and warranties, will have or would reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.

(b) Performance of Obligations of Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time (including Sections 6.21 and 6.22 hereof), and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Controller of the Company, dated as of the Effective Time, to such effect.

(c) Performance of Obligations of Stockholders. Parent shall have received Stockholder Agreements executed and delivered by each Stockholder of the Company as contemplated by Section 6.16, each of which shall remain in full force and effect. The Stockholders who are stockholders of the Company shall have performed in all material respects all obligations required to be performed by them under the Stockholder Agreements.

(d) Stockholders’ Equity and Reserves. As of the last business day of the month reflected in the Closing Financial Statements (the “Stockholders’ Equity Measuring Date”), (i) the Adjusted Stockholders’ Equity of the Company shall not be less than $96,200,000 and (ii) the Company’s ALL shall not be less than $9,700,000, in each case as determined in accordance with GAAP. For purposes of this Section 7.03(d), “Adjusted Stockholders’ Equity” means the consolidated equity of the Company as set forth in the Closing Financial Statements, minus any unrealized gains or plus any unrealized losses (as the case may be) in the Company’s securities portfolio due to mark-to-market adjustments as of the Stockholders’ Equity Measuring Date, and adding the sum of (w) all amounts paid or accrued in connection with any actions taken pursuant to Sections 6.07 and 6.18 to the extent that such actions were not necessary to bring the Company into conformity with GAAP or any applicable Law of any Governmental Authority, (x) all fees and expenses of all attorneys, accountants, investment bankers and other advisors and agents for the Company (“Advisors”) for services rendered solely in connection with the transactions contemplated by this Agreement (collectively, “Professional Fees”) paid by the Company prior to the Effective Time and which do not exceed in the aggregate $2,000,000 (exclusive of reasonable costs incurred or advanced by such Advisors), (y) the aggregate amount paid by the Company, if any, in order to satisfy its obligation to take all action as may be necessary to cancel the Company Stock Options pursuant to Section 6.19 and any costs associated with the termination of employee benefit plans or programs (inclusive of any severance compensation paid or to be paid as provided in Section 6.10 hereof) and (z) the after-tax expense associated with the acceleration of vesting with respect to the outstanding Company Stock Options and the lapsing of restrictions with respect to Company Awards, in each case resulting from the transactions contemplated by this Agreement.

(e) Tax Opinion. Parent shall have received the opinion of Sullivan & Cromwell LLP, counsel to Parent, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of Parent and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code.

(f) Non-Solicitation Agreements / Offer Letters. Parent shall have received a Non-Solicitation Agreement (Directors) executed and delivered by each of the Directors, and a Non-Solicitation Agreement (Executives) executed and delivered by each of Michael Perdue and Gary Youmans, as contemplated by Section 6.11, each of which shall remain in full force and effect.

(g) [intentionally omitted]

(h) Consents. The Company shall have obtained each of the consents listed in Schedule 5.02(k) of the Company Disclosure Schedule and any consents of the type required to be identified in Schedule 5.02(k) of the Company Disclosure Schedule but were not so identified as of the date of this Agreement. A copy of each such consent shall have been delivered to Parent.

(i) Transaction Expenses. Based upon the final bills or estimates of such final bills provided in accordance with Section 6.26, the Company shall have paid all Professional Fees in full prior to the Effective Time, and Parent shall have received written evidence from the Company to such effect prior to the Effective Time; provided, that Parent shall have been given an opportunity to review all invoices, bills and estimates relating to such Professional Fees; provided, further, that the aggregate amount of such Professional Fees shall be reasonable and shall in no event exceed $2,000,000 (exclusive of reasonable costs incurred or advanced by its Advisors). In no event, shall Parent be liable for any such Professional Fees or for any amounts payable to the Company’s Advisors.

(j) Directors’ Resignations. Parent shall have received the written resignation of each director of the Company (in such director’s capacity as a director of the Company), effective as of the Effective Time.

(k) Dissenting Shareholders. Holders of not in excess of 5% of the outstanding shares of Parent Common Stock shall have duly exercised their dissenters’ rights under Chapter 13 of the CGCL.

(l) No Material Adverse Effect. Since the date hereof, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or could reasonably be expected to have a Company Material Adverse Effect.

ARTICLE VIII

Termination

8.01. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the stockholder or shareholder approvals referred to in Section 7.01(a), by the mutual written consent of Parent and the Company by action of their respective boards of directors.

8.02. Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the stockholder or shareholder approvals referred to in Section 7.01(a), by action of the board of directors of either Parent or the Company, in the event:

(a) The Merger is not consummated by March 31, 2007, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of (i) the party seeking to terminate pursuant to this Section 8.02(a) or (ii) any of the Stockholders of such party, which action or inaction is in violation of its obligations under this Agreement or, in the case of the Stockholders, his or her obligations under the relevant Stockholder Agreement.

(b) (i) The approval of any Governmental Authority required for consummation of the Merger, the Bank Merger or the other transactions contemplated by this Agreement shall have been denied by final and nonappealable action of such Governmental Authority or an application therefor shall have been permanently withdrawn at the invitation, request or suggestion of a Governmental Authority, (ii) the Company stockholder approval referred to in Section 7.01(a) herein is not obtained at the Company Meeting or (iii) the Parent shareholder approval referred to in Section 7.01(a) herein is not obtained at the Parent Meeting.

8.03. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the stockholder or shareholder approvals referred to in Section 7.01(a), by action of the Company Board if:

(a) (i) The Company is not in material breach of any of the terms of this Agreement, (ii) the Company Board authorizes the Company, subject to complying with the terms of this Agreement, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, (iii) Parent does not make, within five (5) Business Days of receipt of the Company’s written notification of its intention to enter into an Alternative Acquisition Agreement, an offer that the Company Board determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the stockholders of the Company as the Superior Proposal and (iv) the Company prior to such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.05(b). The Company agrees (x) that it will not enter into the binding agreement referred to in clause (ii) above until at least the sixth Business Day after it has provided the notice to Parent required thereby, (y) to notify Parent promptly if its intention to enter into the written agreement referred to in its notification shall change at any time after giving such notification and (z) during such five (5) Business Day period, to negotiate in good faith with Parent with respect to any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent in response to a Superior Proposal, if any.

(b) There has been a breach of any representation, warranty, covenant or agreement made by Parent in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Sections 7.02(a) or 7.02(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by the Company to Parent.

(c) There is a material breach by one or more Stockholders who is or are a shareholder(s) of Parent of any of his or her representations or warranties or any of his or her covenants or obligations contained in his or her Stockholders Agreement, including a breach of the obligation to vote his or her shares of Parent Common Stock in favor of the principal terms of this Agreement, if such breach has resulted in the failure of the principal terms of this Agreement to be approved by the shareholders of Parent and cannot be or has not been cured within thirty (30) days after the giving of written notice thereof to the breaching Stockholder(s).

(d) If (1) there has been a significant decline in the price of Parent Common Stock, measured by the Parent Average Closing Price, (2) such decline is not proportionate relative to the KBW Bank Index (the “Index”), (3) the Company delivers written notice to Parent of its intention to terminate this Agreement within forty-eight (48) hours following the date of such event and (4) Parent does not elect to pursue a Decline Adjustment as set forth below; provided, however, that, if Parent effects a stock dividend, reclassification, recapitalization, stock split, combination, exchange of shares or similar transaction after the date hereof and prior to the date on which the Parent Average Closing Price is determined, the provisions of this Section 8.03(d) shall be appropriately adjusted so that such event does not in and of itself trigger a termination right on behalf of the Company. For purposes hereof, the following terms have the following meanings:

(i) “Initial Index” shall mean 111.48.

(ii) “Final Index” shall mean the average of the closing prices of the Index for the fifteen trading-day Parent Measuring Period.

(iii) A “significant decline” shall be deemed to have occurred if the Parent Average Closing Price is less than the product of (i) the Parent Initial Price and (ii) .85, which is referred to as the “Minimum Adjustment Price”.

(iv) A decrease is not “proportionate relative to the Index” if the quotient obtained by dividing the Parent Average Closing Price by the Parent Initial Price is less than the quotient obtained by dividing the Final Index by the Initial Index and subtracting 0.15 from the quotient.

Notwithstanding any decrease in the price of Parent Common Stock, as set forth in this Section 8.03(d), the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(d) if Parent elects, no later than the close of business on the second succeeding Business Day after the close of the Parent Measuring Period, to adjust the Exchange Ratio (a “Decline Adjustment”) such that the Exchange Ratio shall equal the number derived by multiplying the Exchange Ratio by the quotient obtained by dividing the Minimum Adjustment Price by the Parent Average Closing Price.

8.04. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the stockholder or shareholder approvals referred to in Section 7.01(a), by action of the Parent Board, in the event that:

(a) There has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Sections 7.03(a) or 7.03(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by Parent to the Company.

(b) There is a material breach by one or more Stockholders who is or are a stockholder(s) of the Company of any of his or her representations or warranties or any of his or her covenants or obligations contained in his or her Stockholders Agreement, including a breach of the obligation to vote his or her Shares in favor of the adoption of this Agreement, if such breach has resulted in the failure of this Agreement to be adopted by the stockholders of the Company and cannot be or has not been cured within thirty (30) days after the giving of written notice thereof to the breaching Stockholder(s).

(c) [intentionally omitted]

(d) The Company shall have breached Section 6.06; the Company Board shall have effected a Change of Recommendation; at any time after the end of fifteen (15) Business Days following receipt of an Acquisition Proposal, the Company Board shall have failed to reaffirm its approval or recommendation of this Agreement and the Merger as promptly as practicable (but in any event within five (5) Business Days) after receipt of any written request to do so from Parent; or a tender offer or exchange offer for outstanding shares of Company Common Stock shall have been publicly disclosed (other than by Parent or an Affiliate of Parent) and the Company Board recommends that the stockholders of the Company tender their shares in such tender or exchange offer or, within ten (10) Business Days after the commencement of such tender or exchange offer, the Company Board fails to recommend unequivocally against acceptance of such offer.

(e) If (1) there has been a significant increase in the price of Parent Common Stock, as measured by the Parent Average Closing Price, (2) such increase is not proportionate relative to the Index, (3) Parent delivers written notice to the Company of its intention to terminate this Agreement within forty-eight (48) hours following the date of such event and (4) the Company does not elect to pursue an Increase Adjustment as set forth below; provided, however, that, if Parent effects a stock dividend, reclassification, recapitalization, stock split, combination, exchange of shares or similar transaction after the date hereof and prior to the date on which the Parent Average Closing Price is determined, the provisions of this Section 8.04(e) shall be appropriately adjusted so that such event does not in and of itself trigger a termination right on behalf of the Parent. For purposes hereof, the following terms have the following meanings:

(i) A “significant increase” shall be deemed to have occurred if the Parent Average Closing Price is greater than the product of (i) the Parent Initial Price and (ii) 1.15, which is referred to as the “Maximum Adjustment Price”.

(ii) An increase is not “proportionate relative to the Index” if the quotient obtained by dividing the Parent Average Closing Price by the Parent Initial Price is greater than the quotient obtained by dividing the Final Index by the Initial Index and adding 0.15 to the quotient.

Notwithstanding any increase in the price of Parent Common Stock, as set forth in this Section 8.04(e), Parent shall not be entitled to terminate this Agreement pursuant to this Section 8.04(e) if (i) the Company elects, no later than the close of business on the second succeeding Business Day after the close of the Parent Measuring Period, to adjust the Exchange Ratio (an “Increase Adjustment”) such that the Exchange Ratio shall equal the number derived by multiplying the Exchange Ratio by the quotient obtained by dividing the Maximum Adjustment Price by the Parent Average Closing Price or (ii) after the date hereof, Parent publicly announces that it has entered into a definitive agreement with respect to the acquisition of Parent by a third party.

8.05. Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability or further obligation of any kind on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives), except (i) as provided in Section 9.01 and (ii) that no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement.

(b) (i) The Company shall pay a termination fee, representing liquidated damages, of $9,100,000 (the “Termination Fee”) to Parent payable by wire transfer of immediately available funds to an account specified by Parent in the event of any of the following:

(1) in the event that (A) an Acquisition Proposal shall have been made to the Company or any of its stockholders or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company and (B) thereafter this Agreement is terminated by either Parent or the Company pursuant to (x) Section 8.02(a) for failure of the Merger to be consummated by the date specified therein and such failure is the result of the knowing action or inaction of the Company or (y) Section 8.02(b)(ii) and (C) within twelve (12) months of the termination of this Agreement, the Company consummates an Acquisition Proposal;

(2) this Agreement is terminated by the Company pursuant to Section 8.03(a); or

(3) this Agreement is terminated by Parent pursuant to Section 8.04(b) or Section 8.04(d).

(ii) Any Termination Fee required by this Section 8.05(b) shall be paid promptly, but in no event later than two Business Days after the date of termination; provided that with respect to clause (2) above, the Termination Fee shall be paid by the Company prior to termination of this Agreement; and provided further that with respect to clause (1) above, the Termination Fee shall be paid prior to the Company’s entering into an Alternative Acquisition Agreement or consummating, approving or recommending an Acquisition Proposal or within two Business Days following notice from Parent if the Company shall have failed to oppose such Acquisition Proposal.

(iii) Notwithstanding any Termination Fee paid to Parent, such Termination Fee shall upon payment thereof be the sole remedy for Parent with respect to any breach of any covenant or agreement giving rise to such payment, subject to Section 8.05(c).

(c) The Company acknowledges that the agreements contained in paragraph (b) above are an integral part of the transactions contemplated by this Agreement, and that without such agreements Parent would not have entered into this Agreement, and that such amounts do not constitute a penalty. If the Company fails to promptly pay Parent any amounts due under paragraph (b) above within the time period specified therein, the Company shall pay all costs and expenses (including attorneys’ fees) incurred by Parent from the date such amounts were required to be paid in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the publicly announced prime rate of interest printed in The Wall Street Journal on the date such payment was required to be made.

ARTICLE IX

Miscellaneous

9.01. Survival. This Article IX and the agreements of the Company and Parent contained in Sections 6.09 and 6.15 shall survive the consummation of the Merger. This Article IX, the agreements of the Company and Parent contained in Sections 6.05(e) and 8.05 shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.02. Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (i) waived in whole or in part by the party benefited by the provision or by both parties or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except that after the Company Meeting, this Agreement may not be amended if it would reduce the aggregate value of the consideration to be received by the Company stockholders in the Merger without any subsequent approval by such stockholders or be in violation of applicable Law.

9.03. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

9.04. Governing Law and Venue. This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the laws of the State of Delaware, without regard to the conflict of law principles thereof. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of California and the federal courts of the United States of America located in the Central District of the State of California solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such documents, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such California state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.06 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.

9.05. Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

9.06. Notices. All notices, requests, instructions and other communications to be given hereunder by any party to the other shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail, postage prepaid (return receipt requested), to such party at its address set forth below or such other address as such party may specify by notice to the other party.

If to the Company to:

Community Bancorp Inc.

900 Canterbury Place, Suite 300

Escondido, CA 92025

Attention: Richard M. Sanborn

Telephone: (760) 432-1100

Facsimile: (760) 723-8965

With a copy to:

Reitner, Stuart & Moore

1319 Marsh Street

San Luis Obispo, CA 93401

Attention: John Stuart

Telephone: (805) 545-8590

Facsimile: (805) 545-8599

If to Parent to:

First Community Bancorp

120 Wilshire Blvd.

Santa Monica, CA 90401

Attention: Jared M. Wolff

Telephone: (310) 458-1521

Facsimile: (310) 451-4555

With a copy to:

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067

Attention: Patrick S. Brown

Telephone: (310) 712-6600

Facsimile: (310) 712-8800

9.07. Entire Understanding; No Third Party Beneficiaries. This Agreement (including the Company Disclosure Schedule and Parent Disclosure Schedule attached hereto and incorporated herein), the Stockholder Agreements, the Non-Competition Agreements, the Non-Solicitation Agreements and the Confidentiality Agreement constitute the entire agreement of the parties hereto and thereto with reference to the transactions contemplated hereby and thereby and supersede all other prior agreements, understandings, representations and warranties, both written and oral, between the parties or their officers, directors, agents, employees or representatives, with respect to the subject matter hereof. Except for Section 6.09, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.08. Effect. No provision of this Agreement shall be construed to require the Company or Parent or any Affiliates or directors of any of them to take any action or omit to take any action which action or omission would violate applicable Law (whether statutory or common law), rule or regulation.

9.09. Severability. Except to the extent that application of this Section 9.09 would have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or would prevent, materially delay or materially impair the ability of the Company or Parent to consummate the transactions contemplated by this Agreement, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.10. Enforcement of the Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.11. Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

9.12. Assignment. This Agreement shall not be assignable by operation of law or otherwise.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

FIRST COMMUNITY BANCORP

By:	/s/ MATTHEW P. WAGNER
Name:	Matthew P. Wagner
Title:	President and Chief Executive Officer

COMMUNITY BANCORP INC.

By:	/s/ MICHAEL J. PERDUE
Name:	Michael J. Perdue
Title:	President and Chief Executive Officer

APPENDIX B

May 15, 2006

The Board of Directors

Community Bancorp, Inc.

900 Canterbury Place

Escondido, CA 92025

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of Community Bancorp, Inc. (“Acquiree”) of the consideration offered in the proposed merger (the “Merger”) of First Community Bancorp (“Acquiror”) and Acquiree, pursuant to the terms of the Agreement and Plan of Merger, dated as of May 15, 2006, between Acquiree and Acquiror (the “Agreement”). Pursuant to the terms of the Agreement and specifically described in Section 3.01 of the Agreement, at the Effective Time, each outstanding share of Acquiree common stock, will be converted into and exchangeable for the right to receive 0.735 shares of Acquiror common stock and each option will receive cash in the amount of the difference between the consideration per share and the strike price of the option, subject to adjustment as more fully described in the Agreement. Capitalized terms not otherwise defined herein shall have the same meaning attributed to them in the Agreement.

Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of the banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, Acquiree and Acquiror, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Acquiree and Acquiror for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to Acquiree. We have acted exclusively for the Board of Directors of Acquiree in rendering this fairness opinion and will receive a fee from Acquiree for our services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Acquiree and Acquiror and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Stockholders and regulatory filings for the three years ended December 31, 2005, of Acquiree and Acquiror; (iii) certain interim reports to stockholders and regulatory filings of Acquiree and Acquiror and certain other communications from Acquiree to its stockholders; and (iv) other financial information concerning the businesses and operations of Acquiree furnished to us by Acquiree for purposes of our analysis.

We have also held discussions with senior management of Acquiree and Acquiror regarding the past and current business operations, regulatory relations, financial condition and future prospects of Acquiree and

Keefe, Bruyette & Woods •101 California Street • Suite 3700 • San Francisco, CA 94111

Corporate Finance 877.520.8569 • Equity 800.345.3053 • Fixed Income 877.778.5330

Community Bancorp, Inc.

May 15, 2006

Acquiror and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial information for Acquiree and Acquiror with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of Acquiree as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for Acquiree is adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Acquiree or Acquiror, nor have we examined any individual credit files.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Acquiree and Acquiror; (ii) the assets and liabilities of Acquiree and Acquiror; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration in the Merger is fair, from a financial point of view, to holders of the Common Shares.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

B-2

APPENDIX C

PART 1—FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

FOOTHILL INDEPENDENT BANCORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(Dollars in thousands)

	March 31, 2006	December 31, 2005
ASSETS
Cash and due from banks	$30,560	$32,163
Federal funds sold and Overnight Repurchase Agreements	1,000	5,500

Total Cash and Cash Equivalents	31,560	37,663

Interest-bearing deposits in other financial institutions	198	1,287

Investment Securities Held-To-Maturity (approximate market value $3,405 in 2006 and $7,242 in 2005
U.S. Treasury	1,799	1,798
U.S. Government Agencies
Municipal Agencies	151	3,951
Other Securities	1,460	1,615

Total Investment Securities Held-To-Maturity	3,410	7,364

Investment Securities Available-For-Sale	142,757	172,064

Federal Home Loan Bank stock, at cost	4,355	4,305
Federal Reserve Bank stock, at cost	348	348
Loans, net of unearned discount and prepaid points and fees	545,972	552,288
Direct lease financing	180	199
Less reserve for possible loan and lease losses	(5,095)	(5,062)

Total Loans & Leases, net	541,057	547,425

Bank premises and equipment	4,540	4,470
Accrued interest	3,248	3,400
Other real estate owned, net of allowance for possible losses of $0 in 2006 and in 2005
Cash surrender value of life insurance	13,304	13,098
Prepaid expenses	889	1,428
Deferred tax asset	4,302	4,285
Other assets	1,796	1,569

TOTAL ASSETS	$751,764	$798,706

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposit
Demand deposits	$270,583	$267,047
Savings and NOW deposits	171,944	172,648
Money market deposits	161,245	173,094
Time deposits in denominations of $100,000 or more	22,800	32,312
Other time deposits	25,997	27,663

Total deposits	652,569	672,764

Accrued employee benefits	3,846	3,774
Accrued interest and other liabilities	1,279	1,650
Short-term debt	14,442	42,000
Junior subordinated debentures	8,248	8,248

Total Liabilities	680,384	728,436

Stockholders’ Equity
Capital stock—authorized: 25,000,000 shares $.001 par value; issued and outstanding 8,720,928 shares at March 31, 2006 and 8,519,892 at December 31, 2005	7	7
Additional Paid-in Capital	70,818	68,701
Retained Earnings	3,130	3,934
Accumulated Other Comprehensive Income	(2,575)	(2,372)

Total Stockholders’ Equity	71,380	70,270

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$751,764	$798,706

See notes to condensed consolidated unaudited financial statements.

FOOTHILL INDEPENDENT BANCORP AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(Dollars in Thousands)

	Three Months Ended March 31,
	2006	2005
INTEREST INCOME
Interest and fees on loans	$9,716	$8,263
Interest on investment securities
U.S. Treasury	40	21
Obligations of other U.S. government agencies	1,162	1,424
Municipal agencies	99	183
Other securities	73	19
Interest on deposits	9	47
Interest on Federal funds sold and overnight repurchase agreements	113	172
Lease financing income	2	5

Total Interest Income	11,214	10,134

INTEREST EXPENSE
Interest on savings & NOW deposits	199	159
Interest on money market deposits	945	666
Interest on time deposits in denominations of $100,000 or more	208	150
Interest on other time deposits	131	84
Interest on borrowings	495	120

Total Interest Expense	1,978	1,179

Net Interest Income	9,236	8,955
PROVISION FOR LOAN AND LEASE LOSSES
Net Interest Income After Provisions for Loan and Lease Losses	9,236	8,955

OTHER INCOME
Fees and service charges	904	1,038
Gain on sale SBA loans	—	13
Other	417	231

Total other income	1,321	1,282

OTHER EXPENSES
Salaries and benefits	3,011	2,943
Occupancy expenses, net of revenue of $36 in 2006 and $37 in 2005	638	624
Furniture and equipment expenses	400	419
Other expenses (Note 2)	3,053	2,248

Total Other Expenses	7,102	6,234

INCOME BEFORE INCOME TAXES	3,455	4,003

PROVISION FOR INCOME TAXES	1,254	1,392

NET INCOME	$2,201	$2,611

EARNINGS PER SHARE OF COMMON STOCK (Note 3)
Basic	$0.25	$0.31
Diluted	$0.24	$0.29

See notes to condensed consolidated unaudited financial statements.

FOOTHILL INDEPENDENT BANCORP AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Dollars in thousands)

	Three Months Ended March 31,
	2006	2005
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
Cash Flows From Operating Activities:
Interest and fees received	$11,304	$9,617
Service fees and other income received	1,110	1,084
Financing revenue received under leases	2	5
Interest paid	(2,238)	(1,127)
Cash paid to suppliers and employees	(6,864)	(7,142)
Income taxes paid	(932)	(366)

Net Cash Provided by Operating Activities	2,382	2,071

Cash Flows From Investing Activities:
Proceeds from maturity or sale of investment securities (AFS)	29,782	2,841
Purchase of investment securities (AFS)	(687)	(9,957)
Proceeds from maturity of investment securities (HTM)	4,390	87
Purchase of investment securities (HTM)	(435)	—
Net (increase) decrease in deposits at other financial institutions	1,089	2,970
Net (increase) decrease in credit card and revolving credit receivables	(24)	351
Recoveries on loans previously written off	33	5
Net (increase) decrease in loans	6,347	(12,104)
Net (increase) decrease in leases	19	33
Proceeds from property, plant & equipment	—	—
Capital expenditures	(379)	(317)
Proceeds from sale of other real estate owned	—	—

Net Cash Provided (Used) in Investing Activities	40,135	(16,091)

Cash Flows From Financing Activities:
Net increase (decrease) in deposits	(20,174)	7,757
Net increase (decrease) in short term borrowing	(27,558)	10,000
Proceeds from exercise of stock options	417	190
Dividends paid	(1,305)	(876)

Net Cash Provided by Financing Activities	(48,620)	17,071

Net Increase (Decrease) in Cash and Cash Equivalents	(6,103)	3,051
Cash and Cash Equivalents at Beginning of Year	37,663	52,511

Cash and Cash Equivalents at March 31, 2006 & 2005	$31,560	$55,562

See notes to condensed consolidated unaudited financial statements.

FOOTHILL INDEPENDENT BANCORP AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Dollars in thousands)

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

	Three Months Ended March 31,
	2006	2005
Net Income	$2,201	$2,611

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation and amortization	309	339
Provision for possible credit losses		—
Provision for possible OREO losses	—	—
(Gain)/loss on sale of equipment	—	2
Provision (credit) for deferred taxes	(17)	(813)
Increase/(decrease) in taxes payable	339	1,839
(Increase)/decrease in other assets	(229)	(760)
(Increase)/decrease in interest receivable	152	(549)
Increase/(decrease) in discounts and premiums	(60)	37
Increase/(decrease) in interest payable	(260)	52
(Increase)/decrease in prepaid expenses	534	153
Increase/(decrease) in accrued expenses and other liabilities	(381)	(644)
Gain on sale of other real estate owned		—
Increase in cash surrender value of life insurance	(206)	(196)
(Gain)/loss on sale of investments and other assets	—	—

Total Adjustments	181	(540)

Net Cash Provided (Used) by Operating Activities	$2,382	$2,071

See notes to condensed consolidated unaudited financial statements.

FOOTHILL INDEPENDENT BANCORP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

(Unaudited)

(Dollars in thousands)

MARCH 31, 2006 AND 2005

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, these interim condensed financial statements contain all adjustments (consisting only of normal recurring adjustments and accruals) necessary to present fairly the consolidated balance sheets, consolidated operating results, changes in stockholders’ equity and consolidated cash flows of the Company for the periods presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Operating results for the three-month period ended March 31, 2006 are not necessarily indicative of the results that may be expected in subsequent quarters in or for the full year ending December 31, 2006. These interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

NOTE 2—OTHER EXPENSES

The following is a breakdown of other expenses for the three month periods ended March 31, 2006 & 2005.

	Three Months Ended March 31,
	2006	2005
Data processing	$429	$337
Marketing expenses	289	310
Office supplies, postage and telephone	271	245
Bank Insurance	127	116
Supervisory Assessments	44	43
Professional Expenses	692	570
Other Expenses	1,201	627

Total Other Expenses	$3,053	$2,248

NOTE 3—EARNINGS PER SHARE

	Three Months Ended March 31,
	2006		2005
	Income	Shares(1)	Income	Shares(1)
Net income as reported	$2,201		$2,611
Shares outstanding at period end		8,721		8,441
Impact of weighting shares purchased during the period		(80)		(14)

Used in Basic EPS	2,201	8,641	2,611	8,427
Dilutive effect of outstanding stock options		398		563

Used in Dilutive EPS	$2,201	$9,039	$2,611	8,990

(1)	The number of shares outstanding has been retroactively adjusted for stock splits.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Article Five of First Community’s restated articles of incorporation provides that First Community shall eliminate the liability of its directors for monetary damages to the fullest extent permissible under California law. Section 7.5 of First Community’s bylaws provides that First Community shall indemnify each of its directors and officers for expenses, judgments, fines, settlements and other amounts incurred in connection with any proceeding arising by reason of the fact that such person was an “agent” of First Community to the fullest extent permissible under California law. First Community’s restated articles of incorporation and bylaws also provide that First Community is authorized to provide indemnification for its agents to the extent permissible under California law. In both cases, indemnification for breach of duty may be in excess of that expressly permitted by Section 317 of the California General Corporation Law. Section 317 sets forth the provisions pertaining to the indemnification of corporate “agents.” For purposes of this law, an agent is any person who is or was a director, officer, employee or other agent of a corporation, or is or was serving at the request of a corporation in such capacity with respect to any other corporation, partnership, joint venture, trust or other enterprise. Section 317 mandates indemnification of an agent for expenses where the agent’s defense is successful on the merits. In other cases, Section 317 allows a corporation to indemnify an agent for expenses, judgments, fines, settlements and other amounts actually and reasonably incurred if the agent acted in good faith and in a manner the agent believed to be in the best interests of the corporation and its shareholders. Such indemnification must be authorized by (1) a majority vote of a quorum of the board of directors consisting of directors who are not parties to the proceedings, (2) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon or (3) the court in which the proceeding is or was pending upon application by designated parties. Under certain circumstances, a corporation can indemnify an agent even when the agent is found liable. Section 317 also allows a corporation to advance expenses to an agent for certain actions upon receiving an undertaking by the agent that he or she will reimburse the corporation if it is later determined that he or she is not entitled to be indemnified.

Item 21. Exhibits.

(a) Exhibits.

Exhibit No.	Description and Method of Filing
2.1	Agreement and Plan of Merger, dated as of May 15, 2006, by and between First Community Bancorp and Community Bancorp Inc. (included as Appendix A to the joint proxy statement-prospectus in Part I of this Registration Statement).

3.1	Restated Articles of Incorporation of First Community Bancorp (Exhibit 3.1 of Form 10-Q filed on May 5, 2006 and incorporated herein by reference).

3.2	Bylaws of First Community Bancorp (Exhibit 4.2 to Registration Statement No. 333-90198 filed on Form S-3 on June 11, 2002 and incorporated herein by this reference).

4.1	Indenture between State Street Bank and Trust Company of Connecticut, National Association and First Community Bancorp dated as of September 7, 2000 (Exhibit 10.6 of Form 10-Q filed on November 13, 2000 and incorporated herein by this reference).

4.2	Indenture between First Community Bancorp as Issuer and Wilmington Trust Company as Trustee Dated as of November 28, 2001 (Exhibit 10.2 to Form 10-Q filed on May 15, 2002 and incorporated herein by this reference).

4.3	Indenture between State Street Bank and Trust Company of Connecticut, National Association, as Trustee and First Community Bancorp, as Issuer dated as of December 18, 2001 (Exhibit 10.5 to Form 10-Q filed on May 15, 2002 and incorporated herein by this reference).

4.4	Indenture between State Street Bank and Trust Company of Connecticut, National Association, as Trustee, and First Community Bancorp, as Issuer, dated as of June 26, 2002 (Exhibit 10.2 to Form 10-Q filed on August 14, 2002 and incorporated herein by this reference).

Exhibit No.	Description and Method of Filing
4.5	Indenture between First Community Bancorp, as Issuer, and U.S. Bank, N.A., as Trustee, dated as of August 15, 2003 (Exhibit 4.5 to Form 10-Q filed on November 7, 2003 and incorporated herein by this reference).

4.6	Indenture between First Community Bancorp, as Issuer, and The Bank of New York, as Trustee, dated as of September 3, 2003 (Exhibit 4.6 to Form 10-Q filed on November 7, 2003 and incorporated herein by this reference).

4.7	Indenture between First Community Bancorp, as Issuer and JPMorgan Chase Bank, as Trustee, dated as of February 5, 2004 (Exhibit 4.7 to Form 10-K filed on March 12, 2004 and incorporated herein by this reference).

4.8	First Supplemental Indenture by and among U.S. Bank National Association, as Trustee, First Community Bancorp, as Successor Company, and Foothill Independent Bancorp, as Issuer, dated as of May 9, 2006.*

5.1	Opinion of Sullivan & Cromwell LLP regarding the legality of the shares of common stock being registered.

8.1	Opinion of Sullivan & Cromwell LLP as to U.S. federal income tax matters.

8.2	Opinion of Katten Muchin Rosenman LLP as to U.S. federal income tax matters.

21.1	Subsidiaries of the Registrant (Exhibit 21.1 to Form 10-K filed on March 14, 2005 and incorporated herein by this reference).

23.1	Consent of KPMG LLP.

23.2	Consent of Deloitte & Touche LLP.

23.3	Consent of Vavrinek, Trine, Day & Co., LLP.

23.4	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1).

23.5	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1).

23.6	Consent of Katten Muchin Rosenman LLP (included in Exhibit 8.2).

24.1	Power of Attorney (included in signature page to this Registration Statement).*

99.1	Form of Proxy of Community Bancorp Inc.

99.2	Form of Proxy of First Community Bancorp.

99.3	Consent of Keefe Bruyette & Woods, Inc.

*	previously filed

(b) Financial Statement Schedules. Not applicable.

(c) Fairness Opinions. The opinion of Keefe Bruyette & Woods, Inc. is included as Appendix B to the joint proxy statement-prospectus in Part I of this Registration Statement.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes as follows:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the “Securities Act”), each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on August 22, 2006.

FIRST COMMUNITY BANCORP

By:	/s/ MATTHEW P. WAGNER
Name:	Matthew P. Wagner
Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* John M. Eggemeyer, III	Director and Chairman of the Board	August 22, 2006

/s/ MATTHEW P. WAGNER Matthew P. Wagner	President, Chief Executive Officer and Director (Principal Executive Officer)	August 22, 2006

/s/ VICTOR R. SANTORO Victor R. Santoro	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 22, 2006

* Stephen M. Dunn	Director	August 22, 2006

* Barry C. Fitzpatrick	Director	August 22, 2006

* George E. Langley	Director	August 22, 2006

Signature	Title	Date

* Susan E. Lester	Director	August 22, 2006

* Timothy B. Matz	Director	August 22, 2006

* Arnold W. Messer	Director	August 22, 2006

* Daniel B. Platt	Director	August 22, 2006

* Robert A. Stine	Director	August 22, 2006

* David S. Williams	Director	August 22, 2006

*By:	/S/ JARED M. WOLFF
Jared M. Wolff Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description and Method of Filing
2.1	Agreement and Plan of Merger, dated as of May 15, 2006, by and between First Community Bancorp and Community Bancorp Inc. (included as Appendix A to the joint proxy statement-prospectus in Part I of this Registration Statement).

3.1	Restated Articles of Incorporation of First Community Bancorp (Exhibit 3.1 of Form 10-Q filed on May 5, 2006 and incorporated herein by reference).

3.2	Bylaws of First Community Bancorp (Exhibit 4.2 to Registration Statement No. 333-90198 filed on Form S-3 on June 11, 2002 and incorporated herein by this reference).

4.1	Indenture between State Street Bank and Trust Company of Connecticut, National Association and First Community Bancorp dated as of September 7, 2000 (Exhibit 10.6 of Form 10-Q filed on November 13, 2000 and incorporated herein by this reference).

4.2	Indenture between First Community Bancorp as Issuer and Wilmington Trust Company as Trustee Dated as of November 28, 2001 (Exhibit 10.2 to Form 10-Q filed on May 15, 2002 and incorporated herein by this reference).

4.3	Indenture between State Street Bank and Trust Company of Connecticut, National Association, as Trustee and First Community Bancorp, as Issuer dated as of December 18, 2001 (Exhibit 10.5 to Form 10-Q filed on May 15, 2002 and incorporated herein by this reference).

4.4	Indenture between State Street Bank and Trust Company of Connecticut, National Association, as Trustee, and First Community Bancorp, as Issuer, dated as of June 26, 2002 (Exhibit 10.2 to Form 10-Q filed on August 14, 2002 and incorporated herein by this reference).

4.5	Indenture between First Community Bancorp, as Issuer, and U.S. Bank, N.A., as Trustee, dated as of August 15, 2003 (Exhibit 4.5 to Form 10-Q filed on November 7, 2003 and incorporated herein by this reference).

4.6	Indenture between First Community Bancorp, as Issuer, and The Bank of New York, as Trustee, dated as of September 3, 2003 (Exhibit 4.6 to Form 10-Q filed on November 7, 2003 and incorporated herein by this reference).

4.7	Indenture between First Community Bancorp, as Issuer and JPMorgan Chase Bank, as Trustee, dated as of February 5, 2004 (Exhibit 4.7 to Form 10-K filed on March 12, 2004 and incorporated herein by this reference).

4.8	First Supplemental Indenture by and among U.S. Bank National Association, as Trustee, First Community Bancorp, as Successor Company, and Foothill Independent Bancorp, as Issuer, dated as of May 9, 2006.*

5.1	Opinion of Sullivan & Cromwell LLP regarding the legality of the shares of common stock being registered.

8.1	Opinion of Sullivan & Cromwell LLP as to U.S. federal income tax matters.

8.2	Opinion of Katten Muchin Rosenman LLP as to U.S. federal income tax matters.

21.1	Subsidiaries of the Registrant (Exhibit 21.1 to Form 10-K filed on March 14, 2005 and incorporated herein by this reference).

23.1	Consent of KPMG LLP.

23.2	Consent of Deloitte & Touche LLP.

23.3	Consent of Vavrinek, Trine, Day & Co., LLP.

23.4	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1).

23.5	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1).

23.6	Consent of Katten Muchin Rosenman LLP (included in Exhibit 8.2).

24.1	Power of Attorney (included in signature page to this Registration Statement).*

99.1	Form of Proxy of Community Bancorp Inc.

99.2	Form of Proxy of First Community Bancorp.

99.3	Consent of Keefe Bruyette & Woods, Inc.

*	previously filed